ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

March 30, 2020

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of First Majestic Silver Corp. (“First Majestic” or the “Company”) is as of December 31, 2019.

Financial Information

The Company’s financial results are prepared and reported in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are presented in United States dollars.

Forward-looking Information

Certain statements contained in this AIF constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: future financings, the redemption of the Company’s securities, statements with respect to the Company’s business strategy, future planning processes, commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data, anticipated development, expansion, exploration activities and production rates and mine plans and mine life, the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects, the restarting of operations at the Company’s non-operating mines, the timing of completion of exploration programs and preparation of technical reports, viability of the Company’s projects, anticipated reclamation and decommissioning activities, conversion of mineral resources to proven and probable mineral reserves, potential metal recovery rates, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable, statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, the Company’s share price, and statements with respect to the recovery of value added tax receivables and the tax regime in México, the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments, the Company’s ability to comply with future legislation or regulations, the Company’s intent to comply with future regulatory matters, future regulatory trends, future market conditions, future staffing levels and needs, assessment of future opportunities of the Company, future payments of dividends by the Company, assumptions of management, maintaining relations with local communities, renewing contracts related to material properties, the Share Repurchase Program (as hereinafter defined) and maintaining relations with employees. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward- looking statements involve risks and uncertainties relating to, among other things, global economic conditions, including public health threats, changes in commodity prices and, particularly, silver prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors described herein. See “Risk Factors”.

The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward- looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43- 101”). The definitions of Proven and Probable Reserves (“Mineral Reserves” or “Reserves”) used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre- feasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this AIF containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Currency and Exchange Rate Information

The Company uses the US dollar as its presentation currency. This AIF contains references to both U.S. dollars and Canadian dollars. All dollar amounts (i.e. “$” or “US$”), unless otherwise indicated, are expressed in U.S. dollars and Canadian dollars are referred to as “C$”.

On December 31, 2019, the exchange rate of Canadian dollars into US dollars, being the average exchange rate published by the Bank of Canada was US$1.00 equals C$1.2988.

GLOSSARY OF CERTAIN TECHNICAL TERMS

Following is a description of certain technical terms and abbreviations used in this AIF.

“Ag” means silver.

“Ag-Eq” means silver equivalent.

“AISC” means all-in sustaining costs.

“Au” means gold.

“BQ” means a standard wire line bit size which produces a core diameter of 37 millimetres.

“CCD” means counter-current decantation, a separation technique involving water or solution and a solid.

“Concentrate” means partially purified ore.

“CRMs” means certified reference materials.

“DD” means diamond drill.

“Doré” means a mixture of gold and silver in cast bars, as bullion.

“Fe” means iron.

“g/t” means grams per tonne.

“Grade” means the metal content of ore in grams per tonne or percent.

“HQ” means a standard wire line bit size which produces a core diameter of 63 millimetres.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes.

“Life of Mine” or “LOM” means the time in which, through the employment of the available capital, the ore reserves, or such reasonable extension of the ore reserves as conservative geological analysis may justify, will be extracted.

“Merrill-Crowe” means a separation technique for extracting silver and gold from a cyanide solution.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve” means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“NQ” means a standard wire line bit size which produces a core diameter of 48 millimetres.

“NSR” means net smelter royalty.

“Oxides” or “Oxide Ore” means a mixture of valuable minerals and gangue minerals from which at least one of the minerals can be extracted.

“Pb” means lead.

“Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“QA/QC” means quality assurance and quality control.

“RC” means reverse circulation, a type of drilling

“Reserves” means Mineral Reserves.

“Resources” means Mineral Resources.

“Run of Mine” or “ROM” means ore in its natural, unprocessed state.

“Specific Gravity” or “SG” means a measurement that determines the density of minerals.

“Sulphide Minerals” or “Sulphide Ore” means any member of a group of compounds of sulfur with one or more metals.

“tpd” means metric tonnes per day.

“UG” means underground.

“Zn” means zinc.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Majestic is a company existing under the Business Corporations Act (British Columbia) (the “BCBCA”) Since incorporation, First Majestic has undergone three name changes. The last name change occurred on November 22, 2006, when the Company adopted its current name.

The Company’s head office is located at Suite 1800 – 925 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its registered office is located at 666 Burrard Street, Suite 2500, Vancouver, British Columbia, V6C 2X8.

The Company is a reporting issuer in each of the provinces of Canada.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, their respective jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.

First Majestic Silver Corp.
British Columbia
100%
Corporacion First Majestic
S.A. de C.V.
México
100%
Minera La Encantada S.A. de C.V.
México
La Encantada Mine Operations
100%
La Encantada Procesadora de Minerales S.A. de C.V.
México La Encantada Processing Plant
100%
Nusantara de Mexico S.A. de C.V.
México
Santa Elena Mine
Ermitaño Property
100%
Primero Empresa Minera
S.A. de C.V.
México
San Dimas Mine
Ventanas Property

DESCRIPTION OF BUSINESS

General

The Company is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver production in México. As such, the Company’s business is dependent on foreign operations in México. The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “FR” and on the New York Stock Exchange (“NYSE”) under the symbol “AG”. The Company’s common shares are also quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company owns and operates three producing mines in México:

1. the San Dimas Silver/Gold Mine in Durango State (“San Dimas Silver/Gold Mine” or “San Dimas”);

2. the Santa Elena Silver/Gold Mine in Sonora State (“Santa Elena Silver/Gold Mine” or “Santa Elena”); and

3. the La Encantada Silver Mine in Coahuila State (“La Encantada Silver Mine” or “La Encantada”).

The Company also owns several non-material mines, three mines of which have been temporarily suspended and the fourth is now under care and maintenance:

1. the San Martín Silver Mine in Jalisco State (“San Martín Silver Mine” or “San Martín”);

2. the La Parrilla Silver Mine in Durango State (“La Parrilla Silver Mine” or “La Parrilla”);

3. the Del Toro Silver Mine in Zacatecas State (“Del Toro Silver Mine” or “Del Toro”); and

4. the La Guitarra Silver Mine in México State (“La Guitarra Silver Mine” or “La Guitarra”).

The Company also owns two advanced-stage silver development projects in México, the La Luz Silver Project in San Luis Potosi State and La Joya Silver Project in Durango State, as well as a number of exploration projects in México. Up until the end of March, 2020, the Company also owned the Plomosas Silver Project, an additional advanced stage silver project located in Sinaloa State. This Plomosas Silver Project has now been acquired by GR Silver Mining Ltd. through its purchase of all of the issued and outstanding shares of Minera La Rastra S.A. de C.V. which holds 100% of the Plomosas Silver Project. The Company does not consider its suspended mines or its advanced-stage silver development projects to be material properties for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) or NI 43-101.

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes other than weather. The Company is not aware of any aspect of its business that may be affected in the current financial year by renegotiation or termination of contracts.

At December 31, 2019, the Company had 39 employees and contractors based in its Vancouver corporate office, 248 employees and contractors in its Durango offices, 24 employees in its México City office, four employees in Switzerland, two employees in the Netherlands and approximately 4,698 employees, contractors and other personnel in various mining and project locations in México. Additional consultants are also retained from time to time for specific corporate activities, development and exploration programs.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Since inception in 2003, First Majestic has been in the business of acquiring, exploring and developing silver properties and producing primarily silver and other metals from its mines located in México.

Over the past 17 years, the Company has assembled a portfolio of silver mines, properties and projects which presently consists of three producing mines which it owns and operates in México, three mines under temporary suspension, one mine placed in care and maintenance, and three advanced-stage development silver projects as well as a number of exploration projects.

The current mines and material properties are as follows:

Producing Silver Mines	Location	Acquired
La Encantada Silver Mine	Coahuila State, México	November 2006 to March 2007
Santa Elena Silver/Gold Mine	Sonora State, México	October 2015
San Dimas Silver/Gold Mine	Durango State, México	May 2018

Temporarily Suspended Mines	Location	Acquired
La Parrilla Silver Mine	Durango State, México	January 2004
Del Toro Silver Mine	Zacatecas State, México	March 2004 to August 2005
San Martín Silver Mine	Jalisco State, México	May 2006 to September 2006
La Guitarra Silver Mine	México State, México	July 2012

Development Projects	Location	Acquired
La Luz Silver Project	San Luis Potosí State, México	November 2009
La Joya Silver Project	Durango State, México	October 2015

Most Recent Three Years

2017

In 2017 the Company determined that it was in its best interests to delist from the Bolsa Mexicana de Valores (the Mexican Stock Exchange) (“BMV”). To accomplish this under Mexican securities laws, the Company made an offer to purchase all of its common shares held by residents of México (the “Mexican Share Offer”) at a price of MXP$128.72 per common share (equivalent to $6.55 as of December 29, 2017). The Company’s shares were delisted from the BMV effective February 21, 2018 and the Company acquired an aggregate of 5,021 Common Shares from Mexican residents in connection with the Mexican Share Offer. The Company has no further obligations in connection with the Mexican Share Offer or the BMV.

On October 3, 2017, the Company reported that an accident had occurred at the La Encantada Silver Mine as part of the construction of the 790 ramp. A total of four miners lost their lives due to gas intoxication. Immediately following the accident First Majestic briefly suspended its mining operations at La Encantada to focus on responding to the accident and supporting the families of the deceased.

2018

Acquisition of Primero

On January 12, 2018, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Primero Mining Corp. (“Primero”) pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Primero (each, a “Primero Share”) in exchange for 0.03325 of a common share of the Company (each, a “Common Share”) per Primero Share (the “Exchange Ratio”).

In accordance with the plan of arrangement (the "Plan of Arrangement") pursuant to the Arrangement Agreement (the "Arrangement"), each Primero stock option that was outstanding and had not been duly exercised prior to the effective time of the Arrangement was deemed to be unconditionally vested and exercisable in full and was exchanged for a replacement option to purchase from the Company such number of Common Shares as is equal to the Exchange Ratio. Each replacement option provides for an exercise price per Common Share (rounded up to the nearest whole cent) equal to the exercise price per Primero Share that would otherwise be payable pursuant to the Primero option it replaced, divided by the Exchange Ratio. All terms and conditions of any replacement option, including the term to expiry, conditions to and manner of exercising, are the same as the Primero option for which it was exchanged.

Under the Arrangement all existing warrants of Primero became exercisable to acquire Common Shares at exercise prices adjusted by the Exchange Ratio. All other terms and conditions of such warrants remained the same and such warrants continued to be governed by the terms of the existing Primero warrant indenture.

The Arrangement also provided that upon the Arrangement becoming effective all existing deferred share units and phantom share units of Primero were paid out in cash in an amount equal to C$0.30 per deferred share unit or phantom share unit.

On May 10, 2018 the Company announced the completion of the Arrangement. The Company issued an aggregate of 6,418,594 Common Shares in exchange for all of the issued and outstanding Primero Shares and 221,908 replacement stock options (the "Replacement Stock Options") to the holders of outstanding stock options of Primero. The Replacement Stock Options are exercisable to acquire Common Shares at an exercise price adjusted by the Exchange Ratio. In addition, following closing of the Arrangement all of the existing and outstanding share purchase warrants of Primero ("Primero Warrants") became exercisable to acquire 366,124 Common Shares at an exercise price adjusted by the Exchange Ratio. All such Primero Warrants have subsequently expired. Upon closing of the Arrangement, Primero became a wholly-owned subsidiary of the Company and the former Primero shareholders became shareholders of the Company. A copy of the Arrangement Agreement, as well as the related 51-102F1 – Business Acquisition Report, has been filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Transactions Related to the Arrangement

Primero Convertible Debentures

On February 9, 2015, Primero issued $75.8 million principal amount of 5.75% convertible unsecured subordinated debentures (the “Primero Debentures”) pursuant to a trust indenture between Primero and Computershare Trust Company of Canada (the “Primero Indenture”). In connection with the Arrangement, on March 13, 2018 the holders of the Primero Debentures approved a resolution pursuant to the Primero Indenture authorizing the acceleration of the maturity date of the Primero Debentures from February 28, 2020 to the next business day following closing of the Arrangement. As a result the Primero Debentures matured on May 11, 2018 and were paid out in full.

Stream Agreements

Primero was a party to a streaming arrangement with Silver Wheaton Corp., now Wheaton Precious Metals Corp. (“Wheaton”), and Silver Wheaton (Caymans) Ltd., now Wheaton Precious Metals International Ltd. (“WPMI”), a subsidiary of Wheaton, pursuant to which Silver Trading (Barbados) Limited (“STB”), a Barbados incorporated subsidiary of Primero, agreed to sell certain amounts of silver produced at the San Dimas mine to WPMI (the “Prior San Dimas Stream Agreement”).

On May 10, 2018 and in connection with the Arrangement, the Prior San Dimas Stream Agreement was terminated between STB and WPMI. The Company concurrently issued to WPMI 20,914,590 Common Shares and entered into a new precious metal purchase agreement (the "New San Dimas Stream Agreement ") with WPMI and FM Metal Trading (Barbados) Inc. ("FMMTB"), a wholly-owned subsidiary of the Company. Pursuant to the New San Dimas Stream Agreement, WPMI is entitled to receive from the San Dimas mine via FMMTB 25% of the gold equivalent production of San Dimas converted at a fixed exchange ratio of silver to gold at 70 to 1 for ongoing payments by WPMI equal to the lesser of (i) $600 (subject to an annual inflation adjustment) per gold equivalent ounce and (ii) the prevailing market price, for each gold equivalent ounce delivered to an offtaker under the agreement. WPMI was granted a security interest over the San Dimas mine securing the obligations of the Company, and such security interest ranks pari passu with the security interests provided to the Lenders under the New Credit Facility (as described below) and are governed by an intercreditor and collateral agency and proceeds agreement

New Credit Facility

On February 8, 2016, the Company entered into a credit agreement with The Bank of Nova Scotia (“Scotia Bank”) and Investec Bank PLC as lenders in connection with a senior secured credit facility (the “Prior Credit Facility”) consisting of a $25 million revolving credit line and a $35 million term loan. The Prior Credit Facility was guaranteed by certain subsidiaries of the Company and was secured by a first charge against the assets of the Company and such subsidiaries. The term loan was repayable in quarterly instalments plus related interest. The revolving credit line was to terminate on maturity, being February 8, 2019.

$31.5 million of the term loan was utilized to cancel a $30 million forward sale contract with Bank of America Merrill Lynch for 15,911.3 metric tonnes (“MT”) of lead at a fixed price of $0.945 per pound ($2,083/MT) which the Company entered into in April 2014, while the remaining $3.5 million thereunder was used for general corporate purposes. A portion of the $25 million revolving credit line was used to pay out a $15 million revolving credit facility assumed by the Company in connection with the acquisition by the Company of all of the shares of SilverCrest Mines Inc. (“SilverCrest”), which closed in October 2015.

The Prior Credit Facility contained market financial covenants, including the following, each tested quarterly, on a consolidated basis: (a) a leverage ratio based on total debt to rolling 4 quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling 4 quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $436 million, plus 80% of its positive earnings subsequent to December 31, 2015. The Prior Credit Facility also provided for negative and positive covenants, customary for these types of facilities, including standard indebtedness baskets such as capital leases (up to $30 million).

Subsequent to the execution of the Prior Credit Facility, the Company completed an intra-group reorganization among its wholly owned subsidiaries, whereby NorCrest Silver Inc. ("NorCrest") merged into the Company's Mexican holding subsidiary, Corporación First Majestic S.A. de C.V. ("CFM") resulting in the subsidiaries of NorCrest becoming subsidiaries of CFM.

On May 10, 2018 the Company entered into an amended and restated credit agreement (the "Credit Agreement") with Scotia Bank, Bank of Montreal and Investec Bank PLC, each as lenders (the "Lenders"). Pursuant to the Credit Agreement, the Lenders agreed, among other things, to provide First Majestic with a $75 million senior secured revolving term credit facility (the “New Credit Facility”). The New Credit Facility replaced the Prior Credit Facility and the prior credit facility of Primero.

The New Credit Facility contains market financial covenants including the following, each tested quarterly on a consolidated basis: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than

3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The New Credit Facility also provides for negative and positive covenants, customary for these types of facilities, including standard indebtedness baskets such as capital leases (up to $30 million).

Scotia Bank, on behalf of the Lenders, took a perfected security interest in all the Company’s present and future assets, both real and personal, and of certain of the Company’s material subsidiaries. Such security interest is first- ranking with the exception of the security granted over the San Dimas mine securing obligations to WPMI under the New San Dimas Stream Agreement. The security interests provided to WPMI rank pari passu with the security interests provided to the Lenders under the New Credit Facility and are governed by an intercreditor and collateral agency and proceeds agreement.

Debt Offering

On January 29, 2018, the Company announced the closing of its offering of $150 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Initial Notes”). The initial conversion rate for the Initial Notes is 104.3297 Common Shares per $1,000 principal amount of Initial Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share. The Company used the net proceeds from the offering of the Initial Notes to fund the pay out of the Primero Debentures, certain costs and expenses associated with the acquisition of Primero and for general corporate purposes.

On February 15, 2018, the Company announced the issuance of an additional $6.5 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Over-Allotment Notes”) pursuant to the exercise in part of the over-allotment option granted to the initial purchasers of the Initial Notes. The Over-Allotment Notes have the same terms as the Initial Notes, including an initial conversion rate of 104.3297 Common Shares per $1,000 principal amount of Over-Allotment Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share.

The Initial Notes and Over-Allotment Notes are governed by an indenture (the “Note Indenture”) entered into between the Company and Computershare Trust Company, N.A. on January 29, 2018. A copy of the Note Indenture is available under the Company’s profile on SEDAR at www.sedar.com.

Other Corporate Events

On May 9, 2018 the Company announced that its board of directors had adopted certain amendments to its advance notice policy (the "Advance Notice Policy") relating to director nominations. Pursuant to the Advance Notice Policy, the board has discretion to require a proposed director nominee to provide such information as the board may reasonably require to determine eligibility to act as a director or that could be material to a reasonable shareholder’s understanding of the independence of the proposed nominee. Pursuant to these amendments, such discretion was limited such that the board may now only require the nominee to provide such information as may be required by law or stock exchange rules to determine eligibility to act as a director. The amendments further provided that any adjournment or postponement of a shareholder meeting will automatically extend the nomination deadline for a proposed director nominee.

On July 16, 2018 the Company announced its intention to place La Guitarra mine under care and maintenance which became effective on August 3, 2018. The Company considers that the La Guitarra mine is not at present material to its overall business operations. The Company is reviewing strategic options, including the potential sale of the operation, in order to reallocate capital and resources to projects with better economics and internal rates of return such as the newly acquired San Dimas mine.

On September 10, 2018 the Company announced that it had completed a 100% earn-in on both the Ermitaño and Cumobabi projects in Sonora State, México pursuant to option agreements with Evrim Resources Corp ("Evrim"). Pursuant to the exercise of these options, First Majestic made a $1.5 million cash payment to Evrim and granted, in accordance with the original 2014 option agreements, a 2% net smelter royalty ("NSR") in respect of the Ermitaño project and a 1.5% NSR in respect of the Cumobabi project.

On November 5, 2018, the Company announced it filed a final short form base shelf prospectus (the "Base Shelf Prospectus") with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC"). The Base Shelf Prospectus and Registration Statement allow the Company to make offerings of Common Shares, subscription receipts, units, warrants or any combination thereof of up to $300 million during the 25 month period that the Base Shelf Prospectus and Registration Statement remain effective in the United States and Canada (except for the territories and the Province of Quebec). The specific terms of any offering of securities, including the use of proceeds from any offering, will be set forth in a shelf prospectus supplement, such as the supplements filed on December 27, 2018 and August 7, 2019 discussed before.

On December 27, 2018, the Company entered into an equity distribution agreement (the “2018 Sales Agreement”) with BMO Capital Markets Corp. (the “Agent”) pursuant to which the Company sold an aggregate of 8,039,363 Common Shares for aggregate gross proceeds to the Company of $50.0 million (the “2018 ATM Offering”). The 2018 ATM Offering was made by way of a prospectus supplement dated December 27, 2018. Sales of Common Shares were made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions (“NI 44-102”), including sales made directly on the New York Stock Exchange (the “NYSE”). All sales made under the 2018 ATM Offering were made by means of ordinary brokers’ transactions on the NYSE at market prices. No offers or sales of Common Shares were made in Canada on the TSX or other trading markets in Canada. The 2018 ATM Offering was fully sold and the Company completed distributions under the 2018 ATM Offering on June 4, 2019.

Republic Metals Corporation ("Republic") filed for protection under Chapter 11 of the United States Bankruptcy Code on November 2, 2018 in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The Company has in the past engaged Republic to refine doré from certain of the Company's mines, and as of such date Republic was in possession of approximately 281,000 ounces of silver and 5,528 ounces of gold owned by the Company. As of December 31, 2018, the Company wrote down a total of $7.5 million in inventory as a result of this matter.

The Company has retained legal counsel to assert its legal right for the return of its material and to consider alternative legal remedies. On August 21, 2019, the Bankruptcy Court issued an Order granting the Company a settlement payment of $1.6 million in immediately available funds. The Company was also granted an allowed administrative expense claim against Republic under section 503(b)(9) of the United States Bankruptcy Code in the amount of $5.0 million (the “Allowed 503(b)(9) Claim”) and an allowed general unsecured claim against Republic in the amount of approximately $5.3 million (the “Allowed GUC”). It is not possible at this time to accurately assess the prospects for success of the Company's ability to recover its Allowed 503(b)(9) Claim or its Allowed GUC, or the length of time such recovery will take. The Company maintains relationships with other refineries and does not anticipate any material disruption in its overall production as a result of these matters.

2019

In May 2019, the Company announced the departure of its’ Chief Operating Officer, Dustin VanDoorselaere.

In July 2019, the Company announced the appointment of Sophie Hsia as General Counsel.

In July 2019, the Company announced the temporary suspension all mining and processing activities at the San Martin operation due to a growing level of insecurity in the area and safety concerns for the Company’s workforce. The Company is working with authorities to attempt to secure the area in anticipation of restarting the operation, although it is not known when that might occur.

The Company entered into an equity distribution agreement dated August 7, 2019 (the “2019 Sales Agreement”) with the Agent pursuant to which the Company may, at its discretion and from time-to-time until December 5, 2020 under the term of the 2019 Sales Agreement, sell, through the Agent, such number of Common Shares as would result in aggregate gross proceeds to the Company of up to $50.0 million (the “2019 ATM Offering”). Sales of Common Shares will be made through “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE, or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Common Shares made under the 2019 Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agent. No offers or sales of Common Shares will be made in Canada on the TSX or other trading markets in Canada.

The 2019 ATM Offering was made by way of a prospectus supplement dated August 7, 2019 (the "2019 Prospectus Supplement") to the base prospectus included in the Company’s existing Registration Statement and Base Shelf Prospectus. The 2019 Prospectus Supplement relating to the 2019 ATM Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the SEC. To date, the Company has sold 4,437,957 Common Shares for gross aggregate proceeds of $48.4 million under the 2019 ATM Offering. The Company expects to use the net proceeds of the 2019 ATM Offering, together with the Company’s current cash resources, to develop and/or improve the Company's existing mines and to add to the Company's working capital.

The La Parrilla operation was placed on temporary suspension on September 2, 2019.

Dr. David Shaw retired from the Board of Directors effective December 31, 2019.

2020 to date

The Board of Directors appointed Dr. Nicole Adshead-Bell as a Director of the Company effective January 1, 2020.

On January 21, 2020, the Company announced that the Del Toro mining and milling operations were being temporarily suspended in 2020 in order to improve operating the Company’s cash flow and profit margins while focusing on an expanded drill program in the area.

On February 3, 2020, the Company appointed Mr. Steven Holmes as Chief Operating Officer.

The Company’s share repurchase program (the “Share Repurchase Program”) which initially commenced in March 2013, was renewed for a seventh time in March 2020. Pursuant to the renewed Share Repurchase Program, the Company is authorized to repurchase up to 10,000,000 Common Shares of the Company during the period from March 21, 2020 until March 20, 2021, which represents 4.77% of the 209,822,976 issued and outstanding shares of the Company as of March 13, 2020.

Principal Markets for Silver

Silver is a precious metal that is a very important industrial commodity with growing uses in several technologies and is also desirable for jewellery and for investment purposes. Silver has a unique combination of characteristics including: durability, malleability, ductility, conductivity, reflectivity and anti-bacterial properties, that make it valuable in numerous industrial applications including solar panels, circuit boards, electrical wiring, semi & superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, batteries, televisions, computers, cell phones, household appliances, automobiles and a wide variety of other electronic products.

Silver as a global commodity is predominantly traded on the London Bullion Market (“LBM”), an over-the-counter silver market and the COMEX, a futures and options exchange in New York where most fund activity in relation to silver is focused. The LBM is the global hub of over-the-counter trading in silver and is the metal’s main physical market. Here, a bidding process results in a daily reference price known as the fix. Silver is quoted in US dollars per troy ounce. The Company assigns silver from its doré sales to one of two global banks; whereas, for concentrate sales, metal prices are determined by monthly averages based on contract terms with one of three smelter contracts. Smelter contracts are established with an annual tendering process which fix treatment charges normally to an annual basis.

Silver can be supplied as a primary product from mining silver, or as a by-product from the mining of gold or base metals such as lead and zinc. The Company is a primary silver producer with approximately 58% of its revenue in 2019 from the sale of silver.

The Company also maintains an e-commerce website from which it sells a small portion (less than 1%) of its silver production directly to retail buyers (business to consumer) over the internet. See “Product Marketing and Sales”.

Mineral Projects

The following properties are material to First Majestic’s business: the San Dimas Silver/Gold Mine; the Santa Elena Silver/Gold Mine; and the La Encantada Silver Mine. Production estimates and throughputs for operating mines are quoted as metric tonnes per day (“tpd”) related to the tpd capacity of the mine and mill. Production estimates and throughput averages for each mine take into account an average of two days of maintenance per month. Annual estimates of production are based on an average of 365 calendar days per year for each of the operating mines, and these mines generally operate 330 days per year even though the throughput rates are based on 365 calendar days average.

The following map indicates the locations of each of the Company’s operating mines, temporarily suspended mines and other projects in México.

First Majestic Silver Corp.
Location of Mines
and Projects
December 2019
N
SONORA
SANTA ELENA
COAHUILA
LA ENCANTADA
SAN DIMAS
DURANGO
LA JOYA
LA PARRILLA
ZACATECAS
LA LUZ
DEL TORO
SAN LUIS
POTOSI
JALISCO
SAN MARTIN
LA GUITARRA
EDO.
MEXICO
Legend
Mine in Operation
Mine in Temporary Suspension
Project
0
300 km

Summary of Mineral Resources and Mineral Reserves

The Mineral Resources and Mineral Reserves internal estimates reported herein represent the most up to date revisions completed by First Majestic. The technical reports from which the following information is derived are set forth under the heading "Technical Reports for Material Properties". Readers are cautioned against relying on such reports and upon the Resource and Reserve estimates therein since these estimates are based on certain assumptions regarding future events and performance such as: commodity prices, operating costs, taxes, metallurgical performance and commercial terms. Interpretations and Resource and Reserve estimates are based on limited sampling information that may not be representative of the mineral deposits. The following three tables set out the Company’s Mineral Reserves and Mineral Resources estimated as of December 31, 2019. In general, the consolidated Mineral Reserves for First Majestic, based on the most recent estimate of December 31, 2019, have decreased 15% in terms of silver-equivalent (“Ag-Eq”) metal content compared to the prior estimate of December 31, 2018. This variation reflects the effect of depletion as normal course of mining at the Company’s ongoing operations and the subtraction of reserves from La Parrilla, San Martin and Del Toro, production that has been temporarily suspended.

TABLE 1

Proven and Probable Mineral Reserves for the material properties with an Effective Date of December 31, 2019 prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic

Mine	Category	Mineral Type	Tonnage		Grades			Metal Content
			k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

SAN DIMAS	Proven (UG)	Sulphides	1,918	313	4.38	-	671	19,270	270	41,360
	Probable (UG)	Sulphides	3,199	327	3.12	-	582	33,650	321	59,900
	Total Proven and Probable (UG)	Sulphides	5,117	322	3.59	-	615	52,920	591	101,260

SANTA ELENA	Proven (UG)	Sulphides	819	120	1.57	-	243	3,170	42	6,640
	Probable (UG)	Sulphides	1,900	91	1.34	-	195	5,530	82	12,360
	Probable (Pad)	Oxides	898	32	0.64	-	82	920	19	2,470
	Total Proven and Probable (UG+Pad)	Oxides + Sulphides	3,616	83	1.22	-	178	9,620	142	21,470

LA ENCANTADA	Probable (UG)	Oxides	576	221	-	-	221	4,090	-	4,090
	Probable (UG)	Oxides - Flotation	809	147	-	2.35	196	3,820	-	5,090
	Probable (Tailings)	Oxides	4,128	110	-	-	110	14,600	-	14,600
	Total Probable (UG)	Oxides + Tailings	5,513	127	-	0.34	134	22,510	-	23,780

Consolidated FMS	Proven (UG)	All mineral types	2,737	255	3.54	-	543	22,440	312	48,000
	Probable (UG)	All mineral types	11,510	169	1.14	0.17	265	62,610	421	98,510
	Total Proven and Probable	All mineral types	14,246	186	1.60	0.13	318	85,050	733	146,510

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2019. The information provided was prepared and reviewed under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI 43-101.

(3) Silver-equivalent grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Assumption details are listed in each mine section of this AIF.

(4) Metal prices considered for Mineral Reserves estimates were $17.00/oz Ag, $1,350/oz Au and $0.95/lb Pb.

(5) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to include laterally adjacent mineralized material which recoverable value pays for the following costs: variable cost of mining and processing, indirect costs, treatment costs, administration costs and plant sustaining costs, but excludes: fixed costs of mining and processing, and development sustaining costs.
The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. These cut-off grades and economic parameters are listed in the applicable section describing each mine below in this AIF.

(6) Dilution for underground mining includes consideration for planned dilution due to geometric aspects of the designed stopes and economic zones, and additional dilution consideration due to material handling and other operating aspects. Dilution and mining recovery factors are listed in the applicable section describing each mine below in this AIF.

(7) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

(8) The technical reports from which the above-mentioned information is derived are cited under the heading "Technical Reports for Material Properties" in the AIF.

From December 31, 2018 to December 31, 2019, the Company’s consolidated Measured and Indicated Mineral Resources have decreased 4% in terms of tonnage but have increased by 3% in terms of silver-equivalent metal content as the result of the explorations programs designed to sustain Mineral Resources in San Dimas and Santa Elena as well as the conversion of Inferred Resources at Ermitaño following another successful exploration program in 2019.

TABLE 2

Measured and Indicated Mineral Resources with an Effective Date of December 31, 2019

Annual Mineral Resource Statement prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP

Mining for First Majestic

Mine	Category	Mineral Type	Tonnage		Grades				Metal Content
			k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

MATERIAL PROPERTIES

SAN DIMAS	Measured (UG)	Sulphides	1,860	487	6.99	-	-	1,050	29,110	418	62,810
	Indicated (UG)	Sulphides	2,957	438	4.26	-	-	782	41,620	405	74,290
	Total Measured and Indicated (UG)	Sulphides	4,816	457	5.32	-	-	885	70,730	823	137,100

SANTA ELENA	Measured Santa Elena (UG)	Sulphides	757	165	2.19	-	-	346	4,020	54	8,420
	Indicated Santa Elena (UG)	Sulphides	2,050	113	1.58	-	-	244	7,450	104	16,080
	Indicated Ermitano (UG)	Sulphides	2,107	70	4.59	-	-	449	4,730	311	30,390
	Indicated (Leach Pad)	Oxides	919	36	0.74	-	-	97	1,070	22	2,870
	Total Measured and Indicated (UG+Pad)	Oxides + Sulphides	5,833	92	2.62	-	-	308	17,270	491	57,760

LA ENCANTADA	Indicated Veins Systems (UG)	Oxides	691	326	-	-	-	326	7,250	-	7,250
	Indicated Breccias (UG)	Oxides	213	200	-	-	-	200	1,370	-	1,370
	Indicated Ojuelas (UG)	Oxides - Sulphides	854	216	-	2.90	8.93	314	5,950	-	8,630
	Indicated (Tailings)	Oxides	4,121	111	-	-	-	111	14,730	-	14,730
	Total Measured and Indicated (UG)	Oxides + Tailings	5,880	155	-	0.42	1.30	169	29,300	-	31,980

MATERIAL	Total Measured	All mineral types	2,617	394	5.60	-	-	847	33,130	472	71,230
PROPERTIES	Total Indicated	All mineral types	13,913	188	1.88	0.18	0.55	348	84,170	843	155,610
	Total Measured and Indicated	All mineral types	16,529	221	2.47	0.15	0.46	427	117,300	1,315	226,840

NON-MATERIAL PROPERTIES

SAN MARTÍN	Measured (UG)	Oxides	44	293	0.24	-	-	312	410	0	440
	Indicated (UG)	Oxides	719	321	0.61	-	-	369	7,390	14	8,530
	Total Measured and Indicated (UG)	Oxides	763	319	0.58	-	-	366	7,800	14	8,970

LA PARRILLA	Indicated (UG)	Sulphides	944	187	0.08	1.98	1.83	321	5,680	2	9,720
	Indicated (UG)	Oxides	145	272	0.15	-	-	284	1,270	1	1,320
	Total Measured and Indicated (UG)	Oxides + Sulphides	1,089	198	0.09	1.72	1.59	316	6,950	3	11,040

DEL TORO	Indicated (UG)	All Mineral Types	660	215	0.36	4.32	4.82	506	4,560	8	10,730
	Total Measured and Indicated (UG)	All Mineral Types	660	215	0.36	4.32	4.82	506	4,560	8	10,730

LA GUITARRA	Measured (UG)	Sulphides	384	292	1.84	-	-	434	3,610	23	5,360
	Indicated (UG)	Sulphides	398	270	1.40	-	-	378	3,460	18	4,840
	Total Measured and Indicated (UG)	Sulphides	782	281	1.62	-	-	406	7,070	40	10,200

NON-MATERIAL	Total Measured	All mineral types	428	292	1.67	-	-	421	4,020	23	5,800
PROPERTIES	Total Indicated	All mineral types	2,866	243	0.46	1.65	1.72	382	22,360	42	35,140
	Total Measured and Indicated	All mineral types	3,294	249	0.62	1.43	1.49	387	26,380	65	40,940

CONSOLIDATED	Total Measured	All mineral types	3,045	379	5.05	-	-	787	37,150	495	77,030
FMS	Total Indicated	All mineral types	16,779	198	1.64	0.43	0.75	354	106,530	885	190,750
	Total Measured and Indicated	All mineral types	19,824	225	2.16	0.36	0.63	420	143,680	1,380	267,780

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Resources information provided above is based on internal mineral resource estimates prepared as of December 31, 2019 by First Majestic’s Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, PEng, Internal QP for First Majestic.

(3) Metal prices considered for Mineral Resources estimates were $18.50/oz Ag, $1,450/oz Au, $1.05/lb Pb and $1.30/lb Zn.

(4) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Assumption details are listed in each mine section of the AIF.

(5) The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and factors are listed in the applicable section describing each mine section of the AIF.

(6) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

(7) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

(8) The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Technical Reports for Material Properties" of the AIF.

(9) San Martin, La Parrilla, Del Toro and La Guitarra are currently in temporary suspension of production activities and are considered non-material properties.

Consolidated Inferred Mineral Resources increased by 6% in terms of silver-equivalent metal content as a result of the exploration programs designed to identify new Mineral Resources.

TABLE 3

Inferred Mineral Resources with an Effective Date of December 31, 2019

Annual Mineral Resource Statement prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP

Mining for First Majestic

Mine / Project	Category	Mineral Type	Tonnage		Grades				Metal Content
			k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
MATERIAL PROPERTIES

SAN DIMAS	Inferred Total (UG)	Sulphides	5,871	341	3.58	-	-	630	64,350	676	118,840

SANTA ELENA	Inferred Santa Elena (UG)	Sulphides	1,409	97	1.21	-	-	197	4,400	55	8,910
	Inferred Ermitaño (UG)	Sulphides	3,733	58	3.08	-	-	312	6,980	370	37,490
	Inferred Total (UG)	Sulphides	5,142	69	2.57	-	-	281	11,380	425	46,400

LA ENCANTADA	Inferred Veins Systems (UG)	Oxides	794	321	-	-	-	321	8,190	-	8,190
	Inferred Breccias (UG)	Oxides	663	262	-	-	-	262	5,580	-	5,580
	Inferred Ojuelas (UG)	Oxides - Sulphides	217	179	-	2.05	8.22	248	1,250	-	1,730
	Inferred Total (UG)	Oxides + Tailings	1,675	279	-	0.27	1.07	288	15,020	-	15,500

	Total Inferred Material Properties	All mineral types	12,687	222	2.70	0.04	0.14	443	90,750	1,101	180,740

NON-MATERIAL PROPERTIES

SAN MARTÍN	Inferred Total (UG)	Oxides	2,078	229	0.43	-	-	263	15,270	29	17,570

LA PARRILLA	Inferred (UG)	Sulphides	466	250	0.07	-	-	256	3,750	1	3,830
	Inferred (UG)	Oxides	898	191	0.10	1.80	2.25	329	5,510	3	9,500
	Inferred Total (UG)	Oxides + Sulphides	1,364	211	0.09	1.18	1.48	304	9,260	4	13,330

DEL TORO	Inferred Total (UG)	All Mineral Types	824	201	0.17	4.04	2.04	397	5,340	4	10,510

LA GUITARRA	Inferred Total (UG)	Sulphides	610	288	0.60	-	-	334	5,640	12	6,530

	Total Inferred Non-Material Properties	All mineral types	4,876	227	0.31	1.01	0.76	306	35,510	49	47,940

	Total Inferred Consolidated FMS	All mineral types	17,563	224	2.03	0.31	0.31	405	126,260	1,150	228,680

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Resources information provided above is based on internal mineral resource estimates prepared as of December 31, 2019 by First Majestic’s Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, PEng, Internal QP for First Majestic.

(3) Metal prices considered for Mineral Resources estimates were $18.50/oz Ag, $1,450/oz Au, $1.05/lb Pb and $1.30/lb Zn.

(4) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Assumption details are listed in each mine section of the AIF.

(5) The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and factors are listed in the applicable section describing each mine section of the AIF.

(6) Inferred Mineral Resources are reported inclusive of Mineral Reserves.

(7) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

(8) The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading " Technical Reports for Material Properties" of the AIF.

(9) San Martin, La Parrilla, Del Toro and La Guitarra are currently in temporary suspension of production activities and are considered non- material properties.

Technical Reports for Material Properties

Technical reports were prepared in respect of each of the Company’s material properties as follows:

1. A Technical Report titled "La Encantada Silver Mine, Ocampo, Coahuila, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update" dated December 31, 2015, and prepared by Mr. Ramon Mendoza Reyes, P. Eng., Mr. Jesus M. Velador Beltran, MMSA, Ms. Maria Elena Vazquez Jaimes, P. Geo., and Mr. Peter Oshust, P. Geo.

2. Technical Report titled "Update to Santa Elena Pre-Feasibility Study, Sonora, México", dated October 1, 2015, and prepared by Mr. N. Eric Fier P.Eng.

3. Technical Report titled "San Dimas Property, San Dimas District, Durango and Sinaloa State, México, Technical Report for Primero Mining Corp." dated April 18, 2014, and prepared by J. Morton Shannon, P.Geo., Rodney Webster, M.AIG, and Gabriel Voicu, P. Geo.

(items 1-3 collectively referred to as the “Technical Reports”)

The following table shows the total tonnage mined from each of the Company’s producing properties during 2019, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated Reserves and Resources at each property. A portion of the production from each mine came from material other than Reserves or Resources, as set out below under the heading “Material Not in Reserves”.

TABLE 4

First Majestic 2019 Production

			SANTA	LA
	Units	SAN DIMAS	ELENA	ENCANTADA	SAN MARTIN	LA PARRILLA	DEL TORO	TOTAL

Ore Processed	Tonnes	691,576	875,435	890,008	101,362	167,535	106,083	2,831,999

Material Mined from Reserves	Tonnes	641,859	804,976	392,074	68,188	121,401	82,752	2,111,250

Material Mined from Areas Not In Reserves	Tonnes	49,717	70,459	497,934	33,174	46,134	23,331	720,749

Silver Produced	Ounces	6,305,672	2,435,604	3,083,410	555,595	557,603	303,234	13,241,118

Silver-Equivalent Produced from Other Metals (1)	Ounces	7,525,955	3,880,673	16,307	136,946	562,887	190,402	12,313,170

Silver-Equivalent Produced	Ounces	13,831,627	6,316,277	3,099,717	692,541	1,120,490	493,636	25,554,288

(1) Silver-equivalent ounces are estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Details as to the method of calculation can be found in the applicable tables in each mine section of the 2019 Annual Information Form.

(2) Operations at San Martin, La Parrilla and Del Toro are temporarily suspended.

San Dimas Silver/Gold Mine, Durango and Sinaloa States, México

The following description of the San Dimas mine has been summarized from the Technical Report titled "San Dimas Property, San Dimas District, Durango and Sinaloa States, México, Technical Report for Primero Mining Corp." dated April 18, 2014 (the "San Dimas Technical Report") and prepared in accordance with NI 43-101. Readers should consult the San Dimas Technical Report to obtain further particulars regarding the San Dimas mine. The San Dimas Technical Report is available for review under Primero's profile on SEDAR at www.sedar.com.

The scientific and technical information after April 18, 2014 under the headings “Project Description and Location”, “Accessibility, Local Resources, Infrastructure and Physiography”, “History”, “Geological Setting”, “Mineralization and Deposit Types”, “Exploration” and “Sampling Analysis and Data Verification” is based on information reviewed and approved by Mr Greg Kulla, P.Geo. The scientific and technical information after April 18, 2014 under the headings “Mineral Processing and Metallurgical Testing”, “Mineral Resources and Mineral Reserves”, “Mining and Milling Operations”, “Operations and Production”, “Environmental Matters”, and “Capital and Operating Costs” is based on information reviewed and approved by Mr. Ramon Mendoza Reyes, P. Eng.

Project Description and Location

The San Dimas mine is located on the border of Durango and Sinaloa states, approximately 125 km north-east of Mazatlán, Sinaloa and 150 km west of the city of Durango, Durango, in México. The property is centered on latitude 24°06'N and longitude 105°56'W.

The San Dimas Silver Mine (San Dimas) is an underground producing silver and gold mine and processing facility the Company acquired in 2018. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, Primero Empresa Minera S.A. de C.V. (“Minera Primero”).

The San Dimas property consists of 119 concessions covering approximately 71,868 hectares, with expiry dates ranging from 2029 to 2070. As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities and the licenses are in good standing. The Company obtained surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

The Company holds the appropriate permits under local, State and Federal laws to allow mining operations at the San Dimas mine. The main environmental permit is the Licencia Ambiental Única under which the mine operates its "industrial facilities". The mine and mill expansion of the San Dimas operation is also covered by this permit. Other significant permits are those related to water supply and water discharge rights. A waste pad project was commenced in 2013 for which both the environmental impact study and the technical justification were approved by the Secretaría de Medio Ambiente y Recursos Naturales and the Mexican environmental protection agency. In addition, permits were received from the Comisión Nacional de Agua regarding the Piaxtla River diversion that is part of this waste pad project. As of March 2014, the river's course has been diverted through the new canal. The new waste pad construction was completed in May 2014.

Accessibility, Local Resources, Infrastructure and Physiography

Access to San Dimas is by air or road from the city of Durango. The Company maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita, the population centre situated closest to the San Dimas operation. Travel from either Mazatlán or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas mine arrive on regular Company flights from Durango. Heavy equipment and supplies are brought in by road from Durango. By road the trip requires approximately 10 hours. The mine is accessible and operates year-round.

Mining at San Dimas is done by a mixture of contract mining and personnel of the Company. Tayoltita is the most important population centre in the region with approximately 8,000 inhabitants, including mining personnel, and the population outside of this centre is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region's population.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by the Company to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Electrical power is provided by a combination of First Majestic's own hydro generation system – Las Truchas – and the Mexican "Federal Electricity Commission" ("CFE"). First Majestic operates hydroelectric and back-up diesel generators, which are interconnected with the Federal Power Commission Supply System. Since the completion of the Las Truchas phase 2A expansion in August 2014, the hydroelectric facility provides about 95% of the total electrical requirement for the San Dimas operation during four months of the year. During the remaining eight months of the year, corresponding to the dry season, the hydroelectric facility provides approximately 50% of the San Dimas power requirements for operations and the rest is supplied by the utility (CFE) and by diesel generators at the mine site. The recent Las Truchas phase 2A expansion has increased the power generation of the Las Truchas facility from 50 GW to 75 GW per year.

The main infrastructure of the San Dimas district consists of roads, a townsite, an airport, the crushing and processing facilities of the Tayoltita mill, the old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, the Las Truchas hydro generation facilities, a diesel power plant and the San Dimas mine, which is divided into five blocks: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block, the Tayoltita and Arana Blocks (Santa Rita Mine). The San Antonio mill and tailings facilities are currently under reclamation. The Company holds sufficient surface rights to support the San Dimas mine operations, and associated infrastructure. Environmental permits are required from various federal, state, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time.

Physiography and Vegetation

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level ("amsl") on the high peaks to elevations of 400 metres amsl in the valley floor of the Piaxtla River. Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations while lower slopes and valleys are covered with thick brush, cacti and grass.

History

Prior Ownership

The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, when the American San Luis Mining Company acquired the Tayoltita mine and American Colonel Daniel Burns took control of the Candelaria mine and began working in the area and has continued under different owners to the present. By 1940, the San Luis Mining Company had acquired the Candelaria and the Contraestaca mines.

A mining law introduced in 1959 in México required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51% of the shares of the San Luis Mining Company to Mexican nationals. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V ("Luismin").

In 2002, Wheaton River Minerals Ltd. ("Wheaton River") acquired the property and, in 2005, Wheaton River merged with Goldcorp. Through its wholly-owned subsidiary, Primero Empresa, Primero acquired the San Dimas mine from subsidiaries of Goldcorp in August 2010. In May 2018 the Company acquired all of the shares of Primero pursuant to the Arrangement.

Historical Exploration and Development Work

In the San Dimas mining district there are historical records that mention workings since 1757, but it was not until 1890 that there were formal operations by the San Luis Mining Company and Mexican Candelaria Company. In 1904, the first cyanide mill in México was built at Tayoltita. By 1940, the Candelaria mine had been mined out.

In the 1960s, higher grade discoveries led to the first deep drilling campaigns and to the initial long tunnels. In 1975, the first 4.5 kilometre tunnel was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the "Favourable Zone" concept described under "Deposits and Mineralization and Deposit Types" below, aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east "Tayoltita-Santa Rita" block.

By the late 1980's and early 1990's, the Favourable Zone concept and Ag/Au ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district.

In 2002, foreign investment (mainly Canadian) returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling "long" drill-holes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high-grade veins, such as the Elia, Aranza, Victoria and Alexa, were discovered.

Geological Setting

Regional Geology

The general geological setting of the San Dimas district includes two major volcanic successions totalling approximately 3,500 metres in thickness, which have been described as the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG") and are separated by an erosional and depositional unconformity.

The LVG is of Eocene age and is predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops along the canyons formed by major westward drainage systems. The LVG and has been intruded by younger members of a batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (1 to 2 millimetres plagioclase phenocrysts).Above the Productive Andesite, the overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusive rocks, part of the Sinaloa composite batholith.

Other intrusive rocks cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

Local and Property Geology

In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite, and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district; however, within most of the district it is about 1,000 metres thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Mineralization and Deposit Types

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

Typical of epithermal systems, the gold and silver mineralization at the San Dimas mine exhibits a vertical zonation with a distinct top and bottom that the prior owner of the mine termed the "Favourable Zone". At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas varies from 300 metres to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in the southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 metres, but average 1.5 metres. They have been followed underground from a few metres in strike length to more than 1,500 metres.

Three major stages of mineralization have been recognized in the district: (1) early stage; (2) ore forming stage; and (3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz- chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres); however, most average 150 metres in strike length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Exploration and Drilling

Historically, exploration of the Favourable Zone at San Dimas has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work are done both in-house and by use of contractors.

In 2019, the Company drilled 76,467 metres in 267 diamond drill holes in the Santa Jessica, Santa Regina, Santa Gertrudis, San Salvador, San Jose, Aranza, Marshall, Pozolera, Victoria, and the Lilith area in the areas of the Central Block and Sinaloa Graben. The majority of this drilling focused on increasing confidence and expanding mineral resources at Santa Jessica and Santa Rita.

One hundred twenty-one diamond drill holes totalling 33,417 metres were drilled in the Santa Jessica vein and eighty-one diamond drill holes totalling 21,232 metres were drilled at the Santa Regina vein. This drilling increased confidence of known mineralization and identified the continuity of mineralization along strike and down dip.

Sampling, Analysis and Data Verification

Diamond drill core of BTW, BQ and NQ diameter is cut in half by saw. One half is submitted to a laboratory for analysis the other half is stored in a core box at site. Sample intervals have an average length of 0.7 metres and, in general, they are no longer than 1.5 metres, although occasionally slightly longer intervals are used.

Underground channel samples are also used in Mineral Resource estimation. Channel samples are routinely taken every three metres in all development in vein, and stoping is sampled every two rounds (6 metres). Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 metres in length and the minimum sample width is 0.2 metres. A second cut is taken across the vein as a validation and the results averaged for grade control purposes. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub-sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and "quartered" such that a 2 kg sample is bagged and labelled with sample number and location details.

All drill core collected in 2019 were sent to First Majestic’s Central Laboratory in La Parrilla, Durango, for sample preparation and analysis. Before 2019, drill core samples were sent to the SGS laboratory in Durango City, Durango. Channel samples are sent to the local mine laboratory. Samples assayed by Central Laboratory and SGS, are subject to a QA/QC process consisting of the regular insertion of standard reference materials and blank materials. SGS is an ISO certified independent laboratory. First Majestic’s Central Laboratory is also ISO certified.

Since 2019, drill core samples submitted to Central Laboratory, are dried at 100 oC for eight hours, crushed to 85% passing 2 mm, split to a 200-gram subsample which is then pulverized to 85% passing 75 μm. Pulp samples are analyzed for gold by atomic absorption method. Samples with gold values greater than 10g/t are analyzed by a 30g, fire assay gravimetric method. Silver values are determined using a 2g, 3-acid digestion, atomic absorption method. Samples with silver values greater than 300g/t are analyzed by a 30g, fire assay gravimetric method. All exploration samples are analysed by a 2-acid multi element inductively coupled plasma method.

Before 2019, drill samples were submitted to SGS in Durango where they were dried, crushed and pulverized to 85% passing 75 μm. Gold was analyzed by a 30g fire assay with atomic absorption method and samples returning greater than 10g/t gold were analyzed with a 30g fire assay gravimetric methods. Silver was analyzed by a 2g, 3-acid digestion atomic absorption method. Silver values greater than 300g/t were analyzed by a 30g fire assay gravimetric method. Multi elements were analyzed by a 0.25g, aqua regia digestion, inductively coupled plasma method.

Channel samples submitted to the San Dimas mine laboratory are dried, crushed and pulverized to 80% passing 75 μm. Gold is determined using a 30 g fire assay atomic absorption method. Doré beads greater than 12 mg are analysed by a 30g fire assay gravimetric method. Silver is determined by a 30g fire assay gravimetric method.

Mineral Processing and Metallurgical Testing

San Dimas is a mature operation with consistent records of production data. This production data is the basis for the metallurgical recovery assumptions. Operating results from 2019 and previous years have recorded stable and consistent silver and gold recoveries in the range of 92-96% and 95%-98% respectively. Hence, recoveries for the 2020 budget plan of 94% Ag and 96% Au are considered reasonable.

As a consequence of this sound basis of operating data, no metallurgical testwork has been carried out other than the standard in-house tests that support current processing operations. First Majestic QPs consider that the style of mineralization, low sulphidation epithermal, is expected to continue as exploration, development and production progresses within the Favourable Zone of the Central Block and the Sinaloa Graben and therefore the metallurgical recovery is expected to perform as current performance.

A comprehensive process optimization study was initiated in Q3-2018. The objective is to outline a thorough and careful plan that would include a complete modernization of the processing plant at San Dimas. Modern technologies in the fields of automation as well as efficient processing methods are being evaluated. The intended outcome is an improvement in process efficiency reflected in a substantial reduction in processing costs with an emphasis on reduced energy consumption, and an increase in silver and gold recoveries.

Among the processing methods being planned are autogenous grinding (AG) and high intensity grinding (HIG), real- time measurement of gold and silver in the leaching circuit, and adequate filtering technologies for ultra-fine material.

Mineral Resources and Mineral Reserves

The San Dimas mine is an established operation with a long history.

At the San Dimas mine, the Mineral Resources and associated Mineral Reserves were constrained in 63 individual geological models and block models. Three-dimensional geological models were created using Leapfrog Geo (25 models) and Geovia-Surpac (38 models) software totaling the 63 vein models including the vein contacts, the gold and silver grades, and structural geology. Mineral Resources were estimated in block models using Leapfrog EDGE (12 estimations), Geovia-GEMS (47 estimations) and Datamine (4 estimation) software. Grade estimation was performed using inverse distance squared and ordinary kriging. The block sizes vary depending on the drill intercept spacing and the mining method considered, although the most recent model carried out in Leapfrog EDGE the parental block size is 10-meter long by 10-meter high by 1-meter wide block and sub-blocking.

Variable grade capping of extreme outlier grades was applied to mineralized samples supported by statistical analysis and visual checks. Resources were estimated using a polygonal method in some minor veins and are only included in Inferred Resources.

For the block-modelled veins, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of 2 drill holes within 30 to 45 metres. A constant bulk density of 2.6 t/m3 was used for the estimation of the tonnage for all veins.

The results of the Mineral Resource estimation work are shown in the table below.

Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2019. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socio- economics, and other factors.

TABLE 5

San Dimas Silver/Gold Mine Mineral Resource Estimates with an Effective Date of December 31, 2019 update prepared under the supervision of Joaquin Merino, PGeo, QP Geology for First Majestic

Measured and Indicated Mineral Resources

Category / Area	Mineral Type	Tonnage		Grades			Metal Content
		ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Measured Central Block	Sulphides	1,219	497	6.64	1,032	19,460	260	40,430
Measured Sinaloa Graben	Sulphides	469	515	9.29	1,264	7,770	140	19,070
Measured Tayoltita	Sulphides	59	317	3.38	589	600	6	1,120
Measured Other Areas	Sulphides	113	354	3.11	605	1,280	11	2,190
Total Measured	Sulphides	1,860	487	6.99	1,050	29,110	418	62,810

Indicated Central Block	Sulphides	1,875	459	4.45	818	27,700	268	49,300
Indicated Sinaloa Graben	Sulphides	408	365	3.97	685	4,780	52	8,970
Indicated Tayoltita	Sulphides	179	386	4.43	744	2,220	26	4,280
Indicated Other Areas	Sulphides	495	435	3.76	738	6,920	60	11,740
Total Indicated	Sulphides	2,957	438	4.26	782	41,620	405	74,290

M+I Central Block	Sulphides	3,094	474	5.31	902	47,160	528	89,730
M+I Sinaloa Graben	Sulphides	877	445	6.82	994	12,550	192	28,040
M+I Tayoltita	Sulphides	238	369	4.17	705	2,820	32	5,400
M+I Other Areas	Sulphides	608	420	3.64	713	8,200	71	13,930
Total M+I	Sulphides	4,816	457	5.32	885	70,730	823	137,100

Inferred Mineral Resources
Category	Mineral Type	Tonnage		Grades			Metal Content
		ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Inferred Central Block	Sulphides	1,847	334	3.92	649	19,800	233	38,550
Inferred Sinaloa Graben	Sulphides	281	433	5.16	849	3,910	47	7,670
Inferred Tayoltita	Sulphides	2,018	311	3.08	559	20,150	200	36,240
Inferred Other Areas	Sulphides	1,726	369	3.55	656	20,490	197	36,380
Total Inferred	Sulphides	5,871	341	3.58	630	64,350	676	118,840

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2019. The information provided was prepared and reviewed under the supervision of Joaquin Merino, PGeo, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation.

(3) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery and the metal payable terms. Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(4) Metal prices considered for Mineral Resources estimates were $18.50/oz Ag and $1,450/oz Au.

(5) Metallurgical recovery used was 93.8% for silver and 96.5% for gold.

(6) Metal payable used was 99.95% for silver and gold.

(7) Cut-off grade considered to constraint resources assuming an underground operation was 250 g/t Ag-Eq, and was based on actual and budgeted operating and sustaining costs.

(8) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(9) Totals may not add up due to rounding.

(10) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

(11) Inferred Mineral Resource is a mix of block modeled and polygonal estimates.

Measured and Indicated Mineral Resources for the San Dimas mine at December 31, 2019 increased 4.0 million ounces of silver but decreased 15,000 ounces of gold when compared to year-end 2018. Inferred Mineral Resources at December 31, 2019 increased 1.7 million ounces of silver and 14,700 ounces of gold from year-end 2018, these are the results of the exploration program implemented in 2019 which will be continued in 2020.

To convert Mineral Resources to Mineral Reserves, a minimum mining width was considered according to the mining method; mining dilution was added considering mining methodology on an individual vein basis and operational factors like mucking and hauling, and mining recovery factors were applied to estimate the run-of-mine tonnages.

For the estimation of Mineral Reserves, it was assumed that the current drill-jumbo and jackleg cut and fill mining method continue to be practised at the San Dimas mine, with respective minimum mining widths of 3 metres and 1 metre. The use of long-hole mining method at the San Dimas mine was also considered assuming a minimum mining width of 1.5 metres.

For the purposes of Mineral Reserve estimation unplanned mining dilution on each side of the planned mining width is assumed to be 0.2 metres for cut and fill and 0.3 metres for long-hole mining. For each mining method, 0.2 metres of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated to range between 30% and 60% according to the dip of the veins, as well as geotechnical and operational considerations. For the veins upon which the year-end 2019 Mineral Reserve estimate is based, the respective mined tonnes from jumbo, jackleg and long-hole mining are estimated at 35%, 24% and 41%, respectively. Other than for sill mining, average recovery throughout each mining block for both cut-and-fill and long-hole mining has been assumed to be 95%. For sill pillars, a factor of 75% has been used.

A two-pass cut-off grade at the San Dimas mine was applied. Firstly, an all-in sustaining cost cut-off grade, considering direct operating costs and sustaining capital costs, was applied to highlight areas for inclusion in the Mineral Reserve. This first cut-off was defined as the “general cut-off grade” and is used to identify new extraction areas. A second pass cut-off grade was used to identify additional incremental material located laterally from previously identified extraction levels, this second cut-off is defined as the “incremental cut-off grade” and is calculated using processing sustaining cost and fixed mining and processing costs. The general cut-off grade applied after dilution considerations was 340 g/t silver equivalent (Ag-Eq) for production from longhole and 320 g/t Ag-Eq for production from cut-and-fill. The incremental cut-off grade next applied was 250 g/t Ag-Eq for production from long-hole and 240 g/t Ag-Eq for production from cut-and-fill.

The results of the Mineral Reserve estimation work are shown in the table below.

TABLE 6

San Dimas Silver/Gold Mine Mineral Reserves Estimates with an Effective Date of December 31, 2019 update prepared under the supervision of Ramon Mendoza Reyes, PEng, QP Mining for First Majestic

Category / Area	Mineral Type	Tonnage		Grades		Metal Content
		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Proven Central Block	Sulphides	1,205	317	3.96	640	12,280	153.2	24,800
Proven Sinaloa Graben	Sulphides	583	302	5.59	759	5,660	104.8	14,220
Proven Tayoltita	Sulphides	51	305	3.60	600	500	5.9	980
Proven Other Areas	Sulphides	79	328	2.46	529	830	6.3	1,350
Total Proven	Sulphides	1,918	313	4.38	671	19,270	270.2	41,350

Probable Central Block	Sulphides	1,979	353	3.30	623	22,460	210.2	39,620
Probable Sinaloa Graben	Sulphides	667	207	2.35	399	4,440	50.5	8,560
Probable Tayoltita	Sulphides	175	327	3.90	646	1,840	21.9	3,630
Probable Other Areas	Sulphides	378	404	3.21	666	4,920	39.0	8,100
Total Probable	Sulphides	3,199	327	3.12	583	33,660	321.6	59,910

P+P Central Block	Sulphides	3,184	339	3.55	629	34,740	363.4	64,420
P+P Sinaloa Graben	Sulphides	1,250	251	3.86	567	10,100	155.3	22,780
P+P Tayoltita	Sulphides	226	322	3.83	636	2,340	27.8	4,610
P+P Other Areas	Sulphides	457	391	3.08	642	5,750	45.3	9,450
Total P+P	Sulphides	5,117	321	3.60	615	52,930	591.8	101,260

(1) Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2019. The information provided was prepared and reviewed under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI 43-101.

(3) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery and the metal payable terms.

Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(4) Metal prices considered for Mineral Reserves estimates were $17.50/oz Ag and $1,350/oz Au.

(5) Metallurgical recovery used was 93.8% for silver and 96.5% for gold.

(6) Metal payable used was 99.95% for silver and gold.

(7) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to include laterally adjacent mineralized material which recoverable value pays for the following costs: variable cost of mining and processing, indirect costs, treatment costs, administration costs and plant sustaining costs, but excludes: fixed costs of mining and processing, and development sustaining costs.

GC for Longhole: 340 g/t Ag-Eq, IC for Longhole: 250 g/t Ag-Eq, GC for Cut&Fill: 320 g/t Ag-Eq, IC for Cut&Fill: 240 g/t Ag-Eq these cut-off grades are based on actual and budgeted operating and sustaining costs, metallurgical recoveries and payable terms.

(8) Dilution for underground mining includes consideration for planned dilution due to geometric aspects of the designed stopes and the economic zones, and additional dilution consideration due to material handling and other operating aspects. The resulting dilution range between 30% and 50%. Mining recovery is estimated at 95%.

(9) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(10) Totals may not add up due to rounding.

Proven and Probable Mineral Reserves for the San Dimas mine as of December 31, 2019 decreased 0.99 million ounces of silver and 29,700 ounces of gold when comparing to the estimates of year-end 2018.

Factors that could affect the Mineral Reserves include changes to the following assumptions: unplanned dilution; mining recovery; geotechnical conditions; equipment productivities; metallurgical recoveries; metal prices and exchange rates; mill throughput capacities; operating costs; and capital costs. Other than as described herein, First Majestic is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Reserves.

Mining and Milling Operations

The San Dimas mining operation includes four underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block and the Tayoltita area. Vein thickness varies from 0.1 metres to 8 metres with the average approximately 1.9 metres. Some veins have a strike length of more than 1,500 metres. Vein dips vary from about 35 degrees to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%.

Typical mining of the vein systems is by mechanized cut-and-fill using drill jumbos or jacklegs, and long-hole using pneumatic drills. All mucking is by load-haul-dump machines (LHD), with primary access provided by adits and internal ramps from an extensive tunnel system under the steep, mountainous terrain.

The basis for ore haulage at San Dimas is LHD equipment loading into over-the-road trucks for haulage to the portal and then plant stockpiles. In the Tayoltita mine, the LHD equipment load rail wagons for haulage to the Tayoltita mill crushing plant. Development waste is generally moved to stopes as unconsolidated rock-fill.

The San Dimas mining complex includes one milling facility at Tayoltita with a 2,500 tpd capacity to process the production from the active mining areas. The Tayoltita mill has a conventional Merrill-Crowe process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of gold and silver. San Dimas operates a dry stack tailings storage facility, which has a minimum of 13-year life at the current processing rate.

Operations and Production

In 2019, First Majestic continued to implement major safety initiatives which required that all workers in the underground mine would only work under supported ground, and the systematic installation of ground support is now a requirement in all active workplaces.

During 2019, the San Dimas mine produced 6,305,672 ounces of silver and 87,424 ounces of gold for a total production of 13,831,627 silver equivalent ounces. The mill processed a total of 691,576 tonnes with average silver grade of 305 g/t and average gold grade of 4.08 g/t. For the same period, silver recovery was 93% and gold recovery was 96%.

With the acquisition of Primero, First Majestic renegotiated the San Dimas streaming agreement with WPM, which is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold equivalent ounce delivered, with provisions to adjust the gold to silver ratio if the average gold to silver ratio moves above or below 90 to 1 or 50 to 1, respectively, for a period of six months. The New Stream Agreement enables the operation to generate more significant cash flows and First Majestic to deploy capital towards exploration and underground development in areas of the mine that were previously deemed uneconomic. During the year ended December 31, 2019, the Company delivered 44,667 ounces of gold to WPM at $604 per ounce under the New Stream.

Environmental Matters

In 2019, First Majestic spent $1.1 million on capital projects related to environmental protection. This included continued improvements to the tailings pipeline suspension bridge, water management projects at the tailings filtration plant, and some surface water management structures. A specialized consultant firm was retained to design and supervise the modifications and improvements to the tailings pipelines suspension bridge which works started in 2018 and will be completed in Q3-2020.

The San Dimas mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). A decommissioning accrual is in place for the reclamation and closure costs for the San Dimas mine.

In addition, the Company is also dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old San Antonio (Contraestacas) tailings facilities. All work is expected to be completed in 2021.

Capital and Operating Costs

Capital Costs

First Majestic estimates sustaining capital costs for the remaining life-of-mine (LOM) of $223.1 million, including waste development, underground equipment and infrastructure, sustaining exploration drilling, plant and infrastructure sustaining capital.

TABLE 7

Sustaining Capital Cost Estimates for San Dimas Silver/Gold Mine

Underground Mine Development	$145.9
Mine and Plant Equipment	$77.2
TOTAL SUSTAINING CAPITAL COSTS:	$223.1

Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for San Dimas have been estimated for the underground mining, processing costs, operations indirect, and general and administrative costs. First Majestic currently estimates operating costs at an average of $117.95 per tonne of ore processed based on current and projected costs.

34

TABLE 8

Operating Costs estimates

Mining Method	Long-Hole	Cut-and-Fill
Process Method	Cyanidation	Cyanidation
Mining Cost/tonne (1)	$47.34	$41.48
Processing Cost/tonne (2)	$29.24	$29.24
Indirect Cost/tonne (3)	$44.89	$44.89
Total Operating Cost	$121.47	$115.61

(1) Long hole stoping projections represent 40% of the mine throughput, cut & fill stoping with jumbo represent 35% of the mine throughput and cut & fill stoping with jacklegs represent 25% of the mine throughput.

(2) Processing includes crushing, milling, dynamic cyanide leaching, site refining and dry stack tailings disposal.

(3) Estimated based on current operations and may vary on an annual basis.

Note: All numbers in US dollars.

Santa Elena Silver/Gold Mine, Sonora State, México

The following information on the Santa Elena Silver/Gold Mine is based on a Technical Report prepared in accordance with NI 43-101 and titled “Update to Santa Elena Pre-Feasibility Study, Sonora, México” dates October 1, 2015, (the “2015 Santa Elena Technical Report”).Reference should be made to the full text of the 2015 Santa Elena Technical Report which is available for review on SEDAR at www.sedar.com.

The scientific and technical information after October 1, 2015 under the headings “Project Description and Location”, “Accessibility, Local Resources, Infrastructure and Physiography”, “History”, “Geological Setting”, “Mineralization”, “Exploration” and “Sampling Analysis and Data Verification” is based on information reviewed and approved by Mr. Greg Kulla, P.Geo. The scientific and technical information after October 1, 2015 under the headings “Mineral Processing and Metallurgical Testing”, “Mineral Resources and Mineral Reserves”, “Mining and Milling Operations”, “Operations and Production”, “Environmental Matters”, and “Capital and Operating Costs” is based on information reviewed and approved by Mr. Ramon Mendoza Reyes, P. Eng.

Project Description and Location

The Santa Elena mine is in Sonora State, México, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of the community of Banámichi. The property is centered on latitude 30°01.3'N and longitude 110°09.5'W.

The Santa Elena mine is an underground (and formerly open pit) gold and silver mine which the Company acquired in 2015. The mine is owned and operated by the Company’s wholly-owned indirect subsidiary, Nusantara de México, S.A. de C.V. (“Nusantara”).

Santa Elena consists of 17 contiguous mining concessions (the “Santa Elena Concessions”) covering approximately 57,656 hectares, which include the El Gachi Properties acquired from Santacruz Silver Mining Ltd. in March 2017. There are no underlying royalties related to these concessions.

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations of the Santa Elena properties, which excludes the Ermitaño, Cumobabi, El Gachi, and Hernandez properties . The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During 2019 the Company sold 9,164 ounces of gold to Sandstorm at an average of $459 per ounce.

The Santa Elena Concessions are located on Ejido (community or co-op) land, and on November 12, 2007, a lease agreement with the surface owners was signed which allows First Majestic access and authorization to complete exploration and mine operations activities for 20 years for a maximum of 841 hectares of surface land. Lease obligations have been met to date. Surface rights are sufficient to support operations including the processing plant installations, tailings storage, and other mine operations requirements.

In 2014 the Company entered into two option agreements with Minera Evrim, S.A. de C.V., a subsidiary of Evrim Resources Corp., to acquire eight nearby mining concessions covering 38,786 hectares, named the Ermitaño group of two concessions and the Cumobabi group of six concessions. The Ermitaño and Cumobabi option agreements have now been exercised and First Majestic now owns 100% of both projects. In connection with the exercise, First Majestic made a $1.5 million cash payment to Evrim and has granted to Evrim, per the original 2014 option agreements, a 2% net smelter royalty (“NSR”) in the case of the Ermitaño project and a 1.5% NSR in the case of the Cumobabi project.

The Ermitaño project is located partly on private land and partially within Ejido property. The Company has lease agreements in place covering 680 hectares of private land and entered an agreement with the Ejido in 2018 covering 600 hectares.

In December 2016, the Company entered into an option agreement with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire 5,802 hectares of mining concessions adjacent to the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.7 million has been paid, and $0.7 million is due in December 2020. As at December 31, 2019, the Company has incurred $0.9 million in exploration costs on the property.

Accessibility, Local Resources, Infrastructure and Physiography

Access to the Santa Elena area is by paved highways 90 kilometres east from Hermosillo to Ures, then 50 kilometres north along a paved secondary road to the community of Banámichi, then by a maintained gravel road that runs east for seven kilometres to the mine site.

The Santa Elena mine facilities consist of a seven kilometre main access road from the paved highway and local community of Banamichi, an open pit mine (depleted in April 2015), a 3,000 tpd dynamic cyanide leaching plant followed by Merrill-Crowe processing, a waste dump with the estimated permitted capacity of 35 million tonnes, a fine (3-stage) crushing circuit, a lined and certified leach pad, a lined and certified barren and pregnant solution pond, a lined and certified emergency pond designed for a 100–year rain event, a Merrill-Crowe plant and refinery, an on-site laboratory for production and exploration work, an administration office, a maintenance shop, a new warehouse for inventory, powder magazines, diesel generators, and all required piping, power and security.

The material on the existing heap leach area is being reprocessed. The heap leach area also provides adequate space for re-handling of the tailings from the dynamic leaching plant prior to transport to the dry stack tailings area. Once the heap leach material is depleted, space will be available for future uses such as a possible location for dry-stack tailings.

In January of 2012, the expansion of Santa Elena from an open pit heap leach operation to an underground mill operation was commenced with groundbreaking of the underground portal. By the end of 2014, the expansion was completed with all major equipment purchased and installed for the new processing facility, and underground development to approximately the 520-metre elevation. Santa Elena is located in the foothills of a north-south trending mountain range. This foothills area provides ample space for all required facilities and potential for future expansion.

As of December 31, 2014, all transition projects have been fully constructed, commissioned and commercial production commenced. Much of the same infrastructure facilities utilized for the open pit mine continue to be used for the new operations, including, but not limited to, access roads, waste dumps, explosive magazines, office buildings, fuel storage facilities, power generation, crushing equipment, heap leach pads and solution collection ponds.

Water for Santa Elena is available from two wells which were installed and tested in 2009 and 2011. The mine site has adequate water supply for operations. A small amount of electrical line power is available from nearby sources that currently supply municipalities and agriculture but is insufficient for the Santa Elena mining operation. Additional power for the mining operation is provided by onsite diesel generators. Provision of grid power would require permitting and a significant capital expenditure.

History

Consolidated Fields operated the Santa Elena mine from the late 19th century until the onset of the Mexican Revolution in 1910. It is estimated that the most extensive historic underground development occurred during this period. SilverCrest estimated that approximately 35,000 tonnes of the original tailings from Consolidated Fields’ operations remained onsite. During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the property, but no records are available for this drilling. During the early 1980’s, Tungsteno mined 45,000 tonnes grading 3.5 grams per tonne of gold and 60 grams per tonne of silver from an open cut at Santa Elena. After 2003, Tungsteno periodically surface mined high silica/low-fluorine material from Santa Elena.

During 2003, Tungsteno conducted an exploration program at Santa Elena consisting of 117 surface and underground samples. In late 2003, Nevada Pacific Gold Inc. completed a brief surface and underground sampling program with the collection of 119 samples. In early 2004, Fronteer Development Group completed an extensive surface and underground mapping and sampling program.

SilverCrest acquired the Santa Elena mine in December of 2005 and started commercial production of gold and silver from the Santa Elena pit in July 2011, and the open pit Mineral Reserves were depleted in April 2015. First Majestic acquired the Santa Elena mine through its acquisition of SilverCrest on October 1, 2015.

Geological Setting

The Santa Elena mine is located in the northwest trending continental arc related Sierra Madre Occidental volcanic rocks that extend 1,200 kilometres from Guadalajara to the US-México border. The continental arc volcanism culminated with the Laramide orogeny in the early to late Eocene and was followed by E-W directed extension between late Eocene to the early Oligocene. By early to mid-Miocene, extension migrated west into Northern Sonora and along the western flank of the Sierra Madre Occidental resulting in N-NW striking normal faults. Northwest trending shear and fault zones appear to be an important control on mineralization in the Sonora region. The heat source for the mineralizing fluids was likely from the plutonic rocks that commonly outcrop in Sonora. Many significant porphyry deposits of the Sierra Madre Occidental occur in the Lower Volcanics and are correlated with the various Middle Jurassic through to Tertiary aged intrusions. These include Cananea, Nacozari and La Caridad. Emplacement of these systems has been influenced by Eocene extension.

The primary rock types observed at Santa Elena are Tertiary andesite and rhyolite flows. The main mineralized zone is hosted within an east-west tending structure cross-cutting the volcanic units. The structure hosts an epithermal quartz calcite vein that has been mapped for approximately 1.2 kilometres in length with a width from one metre to 35 metres and averaging approximately 15 metres and narrowing with depth. The structure dips from 40 degrees to 60 degrees to the south and has been drill-tested to a down-dip depth of approximately 600 metres below surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections with the main mineralized zone. Breccias are found locally at areas of fault intersections.

Mineralization

Mineralization at Santa Elena consists of multiple banded quartz veins and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 grams per tonne of silver and 30 grams per tonne of gold) are locally present. Samples show a geochemical signature of gold, silver, antimony, lead, zinc, barium, calcium and manganese. Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone. Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the main zone and form high grade shoots that are themselves mineralized.

The Ermitaño vein, approximately 4 km southeast of the Santa Elena vein, has characteristics similar to Santa Elena including banded quartz, stockwork and sub parallel mineralized splays.

The Santa Elena deposits are typical of low sulphidation systems in the Sierra Madre Occidental of México.

Exploration and Drilling

Since the acquisition of Santa Elena in 2015, First Majestic has drilled 119,295 metres in 536 holes at Santa Elena, including 62,818 metres in 377 holes in the Santa Elena mine area and 62,817 metres in 159 holes in the Ermitaño area.

In 2019, the Company drilled 18,785 metres in 73 diamond drill holes in the Santa Elena mine area. This drilling focused on the Main, Alejandra, and America veins. Twenty-nine holes totalling 8,873 metres were drilled in the Santa Elena Main vein, twenty-eight holes totalling 6,335 metres were drilled in the Alejandra vein system, and sixteen holes totalling 3,578 metres were drilled in the America vein. These infill and step out holes delineated mineralization along strike and down dip of known mineralization in the Alejandra and America veins and in the deepest area of the Main vein and improved confidence in areas of known mineralization.

The Company drilled 103 holes totalling 33,767 metres in the Ermitaño area, including four holes specifically for metallurgical testing. Infill drilling in the Ermitaño area focused on improving confidence of the mineral resources in the main Ermitaño Splay in an area proposed to support an initial three years of production. Expansionary drilling also improved confidence and delineated mineralization along strike and down dip of the Ermitaño Splay and the adjacent North Splay.

Eleven holes totalling 3,431 metres were also drilled at a greenfield target in the Hernadez option area 20 km north of Santa Elena.

Sampling Analysis and Data Verification

Sampling at Santa Elena since 2016 is mostly from HQ-diameter (63.5 mm) and NQ-diameter (47.6 mm) core. The core is cut in half by saw then one half is submitted to a laboratory for analysis the other half is stored in a core box at site. Sampling since 2016 has generally been 1.0 to 1.5 metres intervals but ranges from 0.2 metres to rarely over 4.0 metres.

Underground channel samples are also used in mineral resource estimation at Santa Elena. Face channel samples are taken in new developments and back samples are taken every 10 metres. Channel samples are generally less than 1.5 metres long and are taken to include vein/wall contacts and any textural or mineralogical variations. Samples are collected with a chisel and hammer. To recover the sample, the crew uses a plastic canvas that is cleaned after every sample is collected.

Bulk density measurements were taken on core samples using the water immersion method. A total of 441 bulk density determinations are in the resource database, covering the Alejandras, Santa Elena, Tortugas, and Ermitaño areas.

Core and channel samples collected from underground drilling at Santa Elena since 2016 are sent to First Majestic´s Central Laboratory in La Parrilla, Durango. Core samples collected from surface drilling at Ermitaño are sent to either SGS or to Bureau Veritas (BV) in Durango City, Durango. SGS and BV are ISO certified independent laboratories. First Majestic’s Central Laboratory is also ISO certified.

Samples submitted to First Majestic’s Central Laboratory are dried, crushed and pulverized to 85% passing a 75 μm. Samples submitted to SGS and BV Laboratories are also dried, crushed and pulverized to 85% passing a 75 μm.

Samples submitted to First Majestic’s Central Laboratory are analyzed for silver by a two-acid digestion Atomic Absorption method and for gold by a Fire Assay Atomic Absorption method. Samples returning greater than 300 g/t silver or 10 g/t gold are reanalysed by a Fire Assay Gravimetric method. Lead, zinc and manganese were analysed by two-acid digestion Inductively Coupled Plasma Atomic Emission Spectroscopy method (ICP-AES) or by two-acid digestion Atomic Absorption method.

Samples submitted to SGS are analyzed for silver by a three-acid digestion Atomic Absorption method and for gold by a Fire Assay Atomic Absorption method. Samples returning greater than 100 g/t silver or 10 g/t gold are reanalysed by a Fire Assay Gravimetric method. Lead, zinc, manganese and arsenic are analysed by two-acid aqua regia digestion Inductively Coupled Plasma Atomic Emission Spectroscopy method (ICP-AES) and sodium peroxide fusion ICP-AES method.

Samples submitted to BV are analyzed for silver by a four-acid digestion Atomic Absorption method and for gold by a Fire Assay with Atomic Absorption method. Samples returning greater than 1000 g/t silver and 10 g/t gold are reanalyzed by a Fire Assay Gravimetric method.

Quality control samples submitted by First Majestic to the primary laboratory with the core samples include three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates. Pulp samples are resubmitted to a secondary laboratory for check analysis. All quality control results are assessed using statistical analysis and visual inspection of control plots.

Data verification by First Majestic includes select transcription error checks, select resurvey of collar locations, inspection for outliers in down hole survey deviations and specific gravity measurements, review of logged lithology and sample intervals.

Mineral Processing and Metallurgical Testing

There has been varied metallurgical test work done on the Santa Elena mine over the last thirty years. During the design and construction phase, metallurgical test work was carried out by Inspectorate Mining and Metals (“Inspectorate”) in their Richmond, BC facility. Inspectorate also generated slurry samples for testing at Pocock Industrial in Salt Lake City for thickening and filtration characterization. Additional test work was carried out at the University of Sonora. As detailed in the 2015 Santa Elena Technical Report, extensive metallurgical test work including ongoing operations data show that all declared Mineral Reserves are amenable to conventional dynamic cyanide leaching followed by Merrill-Crowe processing for doré production.

A series of crushing and grinding optimization studies conducted both at the First Majestic Research & Innovation Centre (La Parrilla, Durango, México) and SGS (Lakefield, Ontario, Canada) were completed in 2018. The objective was to identify optimum processing options for Santa Elena. The optimization studies confirmed First Majestic’s initiative of transforming the current fine-crushing/ball-mill circuit into an autogenous/semi-autogenous (AG/SAG) operation, a more efficient processing method that may lead to reduced operating costs at Santa Elena. Implementation of the AG/SAG grinding method is currently in progress.

Mineral Resources and Mineral Reserves

At the Santa Elena mine, the Mineral Resources were estimated in 7 block models, utilizing associated geological models. Three-dimensional geological models were created using Leapfrog Geo software for all veins including vein contacts, gold and silver grades, structural geology, quartz veining and mineral alteration. Mineral Resources were estimated using Leapfrog Edge software with ordinary kriging and inverse distance interpolation. Grade estimation was performed on a variety of block sizes based on vein geometry; with the largest being: 20 metres long by 20 metres high blocks with variable width ranging from 0.1 to 2.0 metres. Sub-blocking was used in all block models. Variable grade capping was applied to veins after statistical analysis and visual checks.

Resource classification criteria changed by estimation domain and was based on nominal drillhole spacing of the three closest drillholes to a block. For the Main Vein at the Santa Elena Mine which shows the greatest continuity both in width and grade, Mineral Resources were defined as: Measured (nominal drillhole spacing of 30 metres), Indicated (nominal drillhole spacing of 50 metres) and Inferred (nominal drillhole spacing of 80 metres). All other veins had Resource Classification criteria requiring stricter nominal spacing requirements.

Bulk density was estimated based on field measurements and averages 2.57 t/m3 and was used for the estimation of the tonnage for all veins.

The results of the Mineral Resource estimation work are shown in the table below.

Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2019. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socio- economic, and other factors.

TABLE 9

Santa Elena Silver-Gold Mine Mineral Resources Estimates with an Effective Date of December 31, 2019 update prepared under the supervision of Phil Spurgeon, PGeo, QP Geology for First Majestic

Category	Mineral Type	Tonnage		Grades		Metal Content
		ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Measured
Main Vein (UG)	Sulphides	420	125	1.80	274	1,690	24	3,690
Alejandras (UG)	Sulphides	199	237	3.07	491	1,520	20	3,140
Americas (UG)	Sulphides	96	200	1.48	322	610	5	990
Tortuga (UG)	Sulphides	42	145	3.62	444	200	5	600
Total Measured (UG)	Sulphides	757	165	2.19	346	4,020	54	8,420
Indicated
Main Vein, Indicated	Sulphides	1,788	103	1.53	229	5,930	88	13,190
Alejandras, Indicated,	Sulphides	93	208	2.63	425	620	8	1,270
Americas, Indicated	Sulphides	134	175	1.43	293	750	6	1,260
Tortugas Indicated	Sulphides	35	135	2.13	311	150	2	360
Ermitano, Indicated	Sulphides	2,107	70	4.59	449	4,730	311	30,390
Heap Leach Pad	Oxides Spent Ore	919	36	0.74	97	1,070	22	2,870
Total Indicated (UG)	Sulphides	5,076	81	2.68	302	13,250	437	49,340
Measured & Indicated
Main Vein (UG)	Sulphides	2,208	107	1.58	238	7,620	112	16,880
Alejandras (UG)	Sulphides	292	228	2.93	470	2,140	28	4,410
Americas (UG)	Sulphides	230	186	1.45	305	1,360	11	2,250
Tortuga (UG)	Sulphides	78	141	2.94	383	350	7	960
Ermitano (UG)	Sulphides	2,107	70	4.59	449	4,730	311	30,390
Heap Leach Pad	Oxides Spent Ore	919	36	0.74	97	1,070	22	2,870
Total Measured & Indicated	Oxides + Sulphides	5,833	92	2.62	308	17,270	491	57,760

Inferred Mineral Resources
Category	Mineral Type	Tonnage		Grades		Metal Content
		ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Main Vein, Inferred	Sulphides	1,110	81	1.07	170	2,910	38	6,060
Alejandras, Inferred,	Sulphides	225	164	1.87	319	1,190	14	2,300
Americas, Inferred	Sulphides	49	129	1.09	219	210	2	350
Tortugas Inferred	Sulphides	25	112	1.74	255	90	1	200
Ermitano, Inferred	Sulphides	3,450	61	3.18	323	6,750	353	35,870
Aitana, Inferred	Sulphides	283	25	1.85	178	230	17	1,620
Inferred Total (UG)	All Mineral Types	5,142	69	2.57	281	11,380	425	46,400

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2019. The information provided was prepared and reviewed under the supervision of Phil Spurgeon, PGeo, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation.

(3) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery and the metal payable terms.

Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(4) Metal prices considered for Mineral Resources estimates were $18.50/oz Ag and $1,450/oz Au.

(5) Metallurgical recovery used was 89.4% for silver and 94.2% for gold.

(6) Metal payable used was 99.85% for silver and 99.80% for gold.

(7) Cut-off grade considered for UG ore was 105 g/t Ag-Eq for extraction by long-hole and cut and fill in the main vein, and 115 g/t Ag-Eq for extraction by cut and fill in narrow veins. Cut-off grade considered for Leach Pad ore was 75 g/t Ag-Eq. These cut-off grades are based on actual and budgeted operating and sustaining costs, and metallurgical recoveries and payable terms.

(8) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(9) Totals may not add up due to rounding.

(10) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

Only Measured and Indicated Mineral Resources were used to define Probable and Proven Mineral Reserves for the December 31, 2019 update.

For the estimation of Mineral Reserves, it was assumed that the current mechanized long-hole stoping and drill- jumbo and jackleg cut-and-fill continue to be practised at the Santa Elena Mine, with minimum mining widths of 3 metres for cut and fill with jumbo and and 0.6 metres for cut and fill with jacklegs. The use of long-hole mining method assumed a minimum mining width of 1.5 metres in the narrow veins and 4 metres in the main vein. For the purposes of Mineral Reserve estimation unplanned mining dilution on each side of the planned mining width is assumed to be 0.3 metres for both mining methods. A 3% floor dilution has been assumed for all areas. Overall average dilution, planned and unplanned, is estimated to range between 30% and 60% according to the thickness and dip of the veins, as well as geotechnical and operational considerations. Average recovery throughout each mining block for both cut-and-fill and long-hole mining has been assumed to be 95%.

A two-step constraining approach has been implemented to estimate reserves for each mining method in use. As first step, a General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all other related mining and processing sustaining costs. As a second step, an Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs. The table below shows the different cut-off grades used for each type of mining method and for the two types of vein types.

TABLE 10

Cut-off Grades used in Santa Elena to define Mineral Reserves

			ROM Head-Grade
Mining Method	Domain Type	Units	General	Incremental

Longhole	Wide veins	g/t Ag-Eq	160	125
Longhole	Narrow Veins	g/t Ag-Eq	180	135
Cut&Fill	Wide veins	g/t Ag-Eq	155	115
Cut&Fill	Narrow Veins	g/t Ag-Eq	175	125
Leach Pad	Pre-processed	g/t Ag-Eq		85

The update to the Mineral Reserves (underground and leach pad) for the Santa Elena mine as of December 31, 2019 is shown in the table below.

TABLE 11

Santa Elena Silver/Gold Mine Mineral Reserves Estimates with an Effective Date of December 31, 2019 prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic

Category / Area	Mineral Type	Tonnage		Grades		Metal Content
		k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Proven Main Vein (UG)	Sulphides	458	93	1.34	205	1,380	19.7	3,020
Proven Alejandras (UG)	Sulphides	220	169	2.23	356	1,200	15.8	2,520
Proven America (UG)	Sulphides	92	156	1.12	250	460	3.3	740
Proven Tortuga (UG)	Sulphides	49	85	1.70	227	130	2.7	360
Total Proven	Oxides + Sulphides	819	120	1.57	252	3,170	41.5	6,640

Probable Main Vein (UG)	Sulphides	1,675	84	1.33	196	4,540	71.9	10,550
Probable Alejandras (UG)	Sulphides	84	156	1.93	318	420	5.2	850
Probable America (UG)	Sulphides	134	128	1.03	215	550	4.4	920
Probable Tortuga (UG)	Sulphides	7	77	1.01	162	20	0.2	40
Probable (PAD)	Oxides Spent Ore	898	32	0.64	86	920	18.5	2,470
Total Probable	Oxides + Sulphides	2,798	72	1.11	165	6,450	100.2	14,830

P&P Main Vein (UG)	Sulphides	2,133	86	1.34	198	5,920	91.6	13,570
P&P Alejandras (UG)	Sulphides	304	166	2.15	345	1,620	21.0	3,370
P&P America (UG)	Sulphides	226	140	1.07	229	1,010	7.7	1,660
P&P Tortuga (UG)	Sulphides	56	84	1.61	219	150	2.9	400
P&P (PAD)	Oxides Spent Ore	898	32	0.64	86	920	18.5	2,470
Total Proven & Probable	Oxides + Sulphides	3,616	83	1.22	185	9,620	141.7	21,470

(1) Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2019. The information provided was prepared and reviewed under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI 43-101.

(3) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery and the metal payable terms.

Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(4) Metal prices considered for Mineral Reserves estimates were $17.00/oz Ag and $1,350/oz Au.

(5) Metallurgical recovery used was 89.4% for silver and 94.2% for gold.

(6) Metal payable used was 99.85% for silver and 99.8% for gold.

(7) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to include laterally adjacent mineralized material which recoverable value pays for the following costs: variable cost of mining and processing, indirect costs, treatment costs, administration costs and plant sustaining costs, but excludes: fixed costs of mining and processing, and development sustaining costs.

Cut-off grade considered for Underground mining range between 115 to 180 g/t Ag-Eq as detailed above and is based on actual and budgeted operating and sustaining costs.

(8) Cut-off grade considered for Leach Pad ore was 85 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(9) Dilution for underground mining includes consideration for planned dilution due to geometric aspects of the designed stopes and the economic zones, and additional dilution consideration due to material handling and other operating aspects. The resulting dilution range between 30% to 60%. Mining recovery is estimated at 95%.

(10) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(11) Totals may not add up due to rounding.

With the update to Mineral Reserves, the Santa Elena LOM is scheduled to continue for four years at a nominal milling rate of 2,750 tpd with reduced throughput in the last two years upon depletion of the leach pad reserves. The mine schedule is based on mining long-hole stopes in the main vein as well as in the narrow veins in places were the dip is higher than 60 degrees and to use cut and fill in places where the dip of the vein is shallower than 60 degrees in the main vein and where more flexibility is required to improve the mining sequence in the narrow veins.

Factors that could affect the Mineral Reserves include changes to the following assumptions: unplanned dilution; mining recovery; geotechnical conditions; equipment productivities; metallurgical recoveries; metal prices and exchange rates; mill throughput capacities; operating costs; and capital costs. Other than as described herein, First Majestic is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Reserves.

Mining Operations

The Santa Elena ore body varies in dip and thickness along strike and at depth. As a result, two well established underground mining methods have been selected for ore extraction, mechanized long-hole stoping for the main vein in places where the dip is higher than 60 degrees and mechanized cut-and-fill for the main vein with shallower dips. For narrow veins, cut-and-fill with jacklegs is the primary mining method, with semi-long-hole also applied in areas with highly dipping veins. Approximately 60% of stoping is expected to be by long-hole method and 40% by cut and fill methods.

In 2019, First Majestic continued ore development, production drilling, blasting and loading operating with its own equipment, and is using a contractor for the waste rock and ore haulage to surface.

Mining of the heap leach spent ore (“pad ore”) is completed by loader, trucks and conveyor to transport material to the plant.

As of December 31, 2019, the main ramp was developed to the approximatley 308 metre level (elevation above sea level) with development drifts every 25 metres from the level 475 to the 308 metre level.

First Majestic’s mining schedule estimates the tonnages to be mined from the underground and the existing pad ore to feed the process plant at a nominal rate of 2,750 tpd. The schedule is based on optimizing higher grade long hole stopes first, with cut-and-fill mining in the main vein left for later in the mine life. The life-of-mine plan assumed an approximate 60% underground ore to 40% pad ore blend.

Processing Operations

The process plant was designed to be fed with a blend of underground (UG) ore and heap leach (HL) material at a nameplate capacity of 3,000 tpd. Given that the UG mine extracts on average between 1,600 to 1,700 tpd and taking into account the optimum blend of 60% UG and 40% HL, the plant is normally fed below nameplate capacity at a rate of approximately 2,750 tpd.

As of December 31, 2019, 0.90 million tonnes of leach pad material remain and has been fully or partially leached with overall recovery rates of 60% gold and 30% silver. The leach pad material is currently being reprocessed through the dynamic cyanidation leaching plant. Since the HL material was originally crushed down to 13-19 mm, the blending of HL material and (crushed) UG ore takes place directly on the conveyor belt that feeds the ball mill.

For 2019, a total of 0.88 million tonnes of ore were processed compared to 0.90 million tonnes in the previous year. The plant processed 0.54 million tonnes of underground ore with average grades of 131 grams per tonne silver and 2.3 g/t gold, and 0.33 million tonnes of pad ore with average grades of 37 grams per tonne silver and 0.66 g/t gold, for an overall blend of underground ore and pad ore of 62%/38%. In 2019, Santa Elena produced 2.44 million ounces of silver and 45,119 ounces of gold for a total production of 6.32 million equivalent silver ounces, a slight increase compared to 6.01 million equivalent silver ounces produced in 2018.

Significant increases in metallurgical recoveries were observed throughout 2019. Silver recovery was 89% during the Q1 to Q2 period, increased to 91% in Q3, and then increased to 94% in Q4. Gold recovery also experienced a significant recovery increase: 94% during Q1 to Q2, and 96% in Q3 to Q4. The increase in silver and gold recoveries was the result of implementing high intensity grinding (HIG) technology at Santa Elena and improving ore blending strategies.

The high intensity grinding technology initiative has met or exceeded expectations in terms of budget, execution time and performance. As originally planned, commissioning activities commenced in Q3 2019, and reached stable conditions shortly thereafter in Q4 2019. An overall assessment of this technology indicates the plant is capable of sustaining the recoveries observed in Q4 2019: 94% Ag and 96% Au. This represents a remarkable improvement in metallurgical performance compared to the recoveries observed in 2018: 88% Ag and 95% Au.

Environmental Matters

In 2019 First Majestic spent approximately $0.8 million on capital projects related to environmental protection. This included underground and surface water management structures.

In 2016 engineering consultants GPI Ingeneria completed a geotechnical study & design for a Tailing Storage Facility (TSF). In 2017 the environmental authorities approved the construction and operation of a filtered, dry stack tailing storage facility placed over existing waste rock. In late 2018, a new extensive geotechnical study was also developed by Geoingenieria Leon SC. The storage facility includes a system for stability monitoring and groundwater pressure measurements.

An environmental audit and action plan were conducted in 2018 to obtain the Clean Industry Accreditation (Industria Limpia) awarded by Mexican environmental authorities for the site’s Environmental Management System.

The Santa Elena mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, and tailings). A decommissioning accrual is in place for the reclamation and closure costs for the Santa Elena operation.

Capital and Operating Costs

First Majestic estimates sustaining capital costs for the remaining life-of-mine (LOM) of $26.2 million, including waste development, underground equipment and infrastructure, sustaining exploration drilling, plant and infrastructure sustaining capital.

TABLE 12

Santa Elena Mine Sustaining Capital Cost Estimates

Underground Waste Development	$13.3
Sustaining Exploration and Drilling	$0.7
Mine and Plant Equipment and Infrastructure	$12.2
TOTAL SUSTAINING CAPITAL COSTS:	$26.2

Note: All numbers in millions of US dollars.

In 2020, First Majestic plans to invest a total of $46.3 million on capital expenditures for expansionary projects in Santa Elena, including the implementation of autogenous (AG/SAG) grinding; exploration and project development work, continuing exploration drilling at Ermitaño West, preparing the mine access and perform pre-feasibility studies to advance the project towards production.

TABLE 13

Santa Elena Mine Expansionary Capital Cost Estimates for 2020

Santa Elena Underground Development	$7.1
Santa Elena Underground Equipment and Infrastructure	$3.1
Expansionary Exploration and Drilling	$1.1
Santa Elena Mill Expansionary Capital	$5.9
Ermitaño Mine Project Development	$15.2
Ermitaño Mine Equipment and Infrastructure	$3.9
Ermitaño Materials Handling and Dual Circuit	$10.0
TOTAL EXPANSIONARY CAPITAL COSTS:	$46.3

Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for Santa Elena have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $70 per tonne of ore processed based on current and projected costs.

TABLE 14

Operating Costs Estimates

Mining Method	Long-Hole	Cut-and-Fill	Long-Hole	Cut-and-Fill
	Main Vein	Main Vein	Narrow Veins	Narrow Veins

Process Method	Cyanidation	Cyanidation	Cyanidation	Cyanidation
Mining Cost/tonne (1)	$29.89	$28.22	$40.71	$36.65
Processing Cost/tonne (2)	$28.14	$28.14	$28.14	$28.14
Indirect Cost/tonne (3)	$9.59	$9.59	$9.59	$9.59
Total Operating Cost	$67.62	$65.94	$78.44	$74.38

(1) Long hole stoping in Main Vein represent 50% of the mine throughput, cut & fill stoping in main vein represent 20% of the mine throughput and stoping in narrow veins represent 30% of the mine throughput.

(2) Processing includes crushing, milling, site refining and dry stack tailings disposal.

(3) Estimated based on current operations and may vary on an annual basis.

Note: All numbers in US dollars.

La Encantada Silver Mine, Coahuila State, México

Except as indicated below, the following information on the La Encantada Silver Mine is based on a Technical Report prepared in accordance with NI 43-101 and titled “Technical Report for the La Encantada Silver Mine, Ocampo, Coahuila, México” dated December 31, 2015 (the “2015 La Encantada Technical Report”). Reference should be made to the full text of the 2015 La Encantada Technical Report which is available for review on SEDAR at www.sedar.com.

The scientific and technical information after December 31, 2015 under the headings “Project Description and Location”, “Accessibility, Local Resources, Infrastructure and Physiography”, “History”, “Geological Setting”, “Mineralization and Deposit Types”, “Exploration” and “Sampling Analysis and Data Verification” is based on information reviewed and approved by Mr. Greg Kulla, P.Geo. The scientific and technical information after December 31, 2015 under the headings “Mineral Processing and Metallurgical Testing”, “Mineral Resources and Mineral Reserves”, “Mining and Milling Operations”, “Operations and Production”, “Environmental Matters”, and “Capital and Operating Costs” is based on information reviewed and approved by Mr. Ramon Mendoza Reyes, P. Eng.

Project Description and Location

The La Encantada Silver Mine is in Coahuila State, México, approximately 360 km northwest of the state capital city of Saltillo, approximately 110 kms northeast of city of Santa Rosa de Múzquiz, and approximately 100 kms north of the town of Ocampo. The property is centered on latitude 28°21.5'N and longitude 102°33.5'W.

The La Encantada mine is an underground producing silver mine and processing facility the Company acquired in 2006. The mine is owned and operated by the Company’s wholly owned indirect subsidiary, Minera La Encantada, S.A. de C.V. (“Minera La Encantada”).

La Encantada consists of 22 mining exploitation concessions covering 4,076 hectares. The rights on all the concessions making up the La Encantada operation expire between 2030 and 2065, but they can be extended for an additional 50-year period. The Company owns 1,343 hectares of surface rights covering these concessions that are sufficient to support mining operations. The balance of surface rights covering the concessions is owned by the Tenochtitlán Ejido. The Company owns additional surface rights covering 19,469 hectares in a nearby area with potential to host water sources for future operation. In 2011 the Tenochtitlán Ejido filed lawsuit 260/2011 against Minera La Encantada in agrarian court claiming title to a part of the land owned by the Company. The initial lawsuit 260/2011 was decided in favour of the Company and was followed by a series of motions and appeals regarding judicial reviews of the subsequent rulings. Resumption of the initial lawsuit 260/2011 regarding the land title is currently pending a judicial review ruling. The Company has strengthened its relationship with Ejido Tenochtitlán through ongoing dialogue and is working toward reaching an amicable settlement outside of court.

Accessibility, Local Resources, Infrastructure and Physiography

Access to La Encantada is by charter airplane from Durango city (about two hours flying time), or from Torreón city (about 75 minutes flying time). The Company operates its own private airstrip at the La Encantada mine. Driving time from the city of Múzquiz is approximately 2.5 hours, and about four to five hours from the city of Ocampo. The mine is accessible and operates year-round.

La Encantada’s remote location required the construction of substantial infrastructure, which has been developed during a long period of active operation by the mine’s previous owners, Metalúrgica Met-Mex Peñoles S.A. de C.V. (“Peñoles”) and Compañía Minera Los Angeles. The camp at La Encantada consists of 180 houses for accommodation of employees, offices, warehouses, a recreational club, restaurants, three guest houses, a school, a church, a hospital, water wells and an airstrip.

There are four ball mills at La Encantada: two processing fresh mined ore at an average rate of approximately 2,000 tpd, a third ball mill used until 2013 for processing tailings, and after the expansion of the crushing and grinding capacity in 2015, an additional 12’ x 24’ ball mill. During 2015, an additional tertiary crusher, two vibrating screens and a series of conveyor belts were installed along with the additional 12’ x 24’ ball mill. The plant expansion was completed in May 2015 and the ramp up to 3,000 tpd was attained in July 2015. Two ball mills with a capacity of 2,000 tpd sit in care and maintenance.

Power supply to La Encantada, the processing facilities and camp site is primarily from natural gas generators contracted with a third party supplemented by diesel generators owned and operated by the Company. A drinkable water supply is also provided by the Company. While the Company has installed a satellite communication system with internet telephone, handheld radios are still carried by supervisors, managers and vehicle operators for communication. Most of the supplies and labour required for the operation are sourced from the cities of Múzquiz, and Sabinas Coahuila, or directly from suppliers.

History

Exploration activities in La Encantada area started in 1956 by the Mexican company Compañía Minera Los Angeles, S.A. de C.V. T In 1967, Peñoles and Tormex established a joint venture partnership (called “Minera La Encantada”) to acquire and develop the La Encantada project. In July 2004, Peñoles awarded a contract to operate the La Encantada mine to a private Mexican company, Desmín, S.A. de C.V (“Desmin”). Desmin operated the mine and processing plant at a 25 percent capacity until November 1, 2006, when First Majestic purchased all outstanding shares of Desmin. Subsequently, First Majestic reached an agreement to acquire all outstanding shares of Minera La Encantada from Peñoles. The terms of the agreement between First Majestic and Peñoles included royalty payments to Peñoles of up to 11 percent on the net smelter return. First Majestic purchased the royalty from Peñoles in 2007. First Majestic is now the sole owner of La Encantada mine and all its assets, including mineral rights, surface rights, water rights, processing plant and ancillary facilities.

From November 2006 to June 2010, First Majestic operated a 1,000 tpd flotation plant which was upgraded after the purchase to achieve designed throughput. All production during this period from the flotation plant was in the form of a lead-silver concentrate.

In July 2008, First Majestic commenced construction of a cyanidation plant with a capacity of 3,750 tpd. Production commenced in November 2009 and commercial production was achieved on April 1, 2010. During 2011, several modifications were made to the cyanidation plant increasing its capacity to 4,000 tpd. The flotation circuit was placed under care and maintenance in June 2010, except for the crushing and grinding areas, which remain in operation. Since that time, the La Encantada operation has only produced doré bars.

During the period of 2010 to 2013, First Majestic reprocessed old tailings from the flotation circuit with approximately 1,000 tpd of ore feed from the underground mine for a combined throughput of 4,000 tpd. Starting in 2014, silver market economic conditions precluded the reprocessing of tailings, and only ore production from underground workings was fed to the mill and the cyanidation plant.

In August 2014, First Majestic began a plant expansion initiative to bring the crushing and grinding capacity to 3,000 tpd. The plant expansion was completed by the end of June 2015, commissioning began in July 2015, allowing for the ramp up to 3,000 tpd, which was completed by October 2015.

In 2017, First Majestic started the construction of a roasting facility with the objective of reprocessing tailings to increase recoveries. In 2018 the main components of the roasting system were installed, and commissioning tests were started in the last quarter and continued into 2019. Observations from the commissioning tests revealed materials handling issues both at the feed and discharge of the roasting system. Engineering work is in progress to resolve these issues to allow continued processing of tailings.

Geological Setting

The La Encantada property is located in the northern part of Coahuila within the Sierra Madre Oriental fold and thrust belt. The Sierra Madre Oriental extends in a south-southeasterly direction about 1,500 km, from the U.S.- Mexican border to approximately latitude 20°N in the south. The geologic history initiated in the Permian-Triassic with the Ouachita-Marathon orogenic event, followed by Late Triassic to Middle Jurassic rifting of Pangaea, subsequent opening of the Gulf of México and the formation of the Sabinas basin, passive-margin development through the Late Cretaceous, and Laramide foreland deformation and emplacement of intrusions through the early to mid-Tertiary

ENE-WSW compression related to the early stages of the Laramide orogeny produced NNW-trending open upright folds and low-angle shears/thrusts sub-parallel to bedding. This event is likely to have generated the initial central NE fault zone (San Francisco zone and sub-parallel structures). NNW structures, especially thrusts were also formed and are seen controlling some ore shoots where reactivated along the San Francisco trend.

NNE-SSW oriented compression and contractional deformation marked a change to "thick-skinned" deformation, along with reactivation of many basement structures as strike-slip shear zones as seen along the NE San Francisco corridor associated with the development of NNE tensional faults or veins, along with a conjugate set of steep fault sets along NNW and ENE strikes. The open fractures that host the NE-trending system of veins were developed during this phase of deformation.

Post-Laramide orogenic relaxation in the form of NNE-SSW regional extension and subsequent early- to main-stage Basin and Range ENE-WSW extension produced NNW trending normal faults and tilting in the regions of higher degrees of crustal thinning.

La Encantada lies on the southwestern flank of the NW-trending Sierra de La Encantada anticlinorium. The mines occur along a series of NE-trending faults and fractures that cut obliquely across the regional N-NW-trending anticlinorium. The most important ore-controlling structures appear to be the NE-trending faults and fractures that seem to control the localization of chimneys and vein shoots at the intersection with the NW trending structures. Major NW-NNW trending faults such as the main La Encantada front range fault do not appear to be mineralized

Mineralization and Deposit Types

Silver, lead and zinc oxide and sulphide mineralization at La Encantada occurs in vein, manto, chimney, breccia pipe, and irregular replacement and stockwork deposits. In general, shallower veins, mantos and breccias are oxidized whereas deeper mantos, skarn dissemination and stockworks contain primary sulphides. Most mining at La Encantada has been done in the oxidized mineral deposits and only some drilling and limited underground access has been done in the deposits with primary sulphides. Drilling indicates potential for deep seated disseminated or massive sulphide replacement mineralization.

Structural controls on mineralization include intrusive contacts, faults, fold axes, fractures, fissures, and cavern zones. Intrusive contacts and intrusion-related faults are the most important controls in the skarn, whereas regional faults, folds, and fracture systems are dominant controls on mantos, chimneys and veins.

Mineral deposition at La Encantada is recognized across a vertical extent of at least 500 metres. Primary sulphides generally occur 400 metres below surface at the skarn dome area (La Prieta) and Milagros area. Sulphide mineralization consists primarily of sphalerite, galena, pyrite and acanthite.

In terms of volume, the most important mineral deposits that occur at La Encantada are mineralized tectonic breccias and breccia pipes. Skarn, hornfels and marble are developed at depth at the contact with the main stocks (Skarn dome and Milagros areas) and often contain sulphide mineralization.

The La Encantada deposit is a typical example of a high temperature carbonate replacement deposit.

Exploration and Drilling

As of December 31, 2019, First Majestic has drilled 750 surface and underground diamond drill holes totalling 139,502 metres. In 2019 the Company drilled 17,739 metres in 67 diamond drill holes.

Thirty-six holes totalling 8,313 metres were drilled in the Conejo vein system and twenty-four holes totalling 5,291 metres were drilled at San Francisco/Los Angeles vein system. The infill and step out holes increased confidence in mineral resources and expanded and delineated mineralization boundaries. Seven holes totalling 3,855 metres tested three brownfield targets, intersecting skarn and vein style mineralization but returned no significant results.

In 2016, First Majestic carried out an airborne magnetics on 8,000 hectares to assist in the identification of additional exploration targets. Surface mapping allowed the Company to identify a two-kilometre-long vein target, “El Pajarito”, which strikes NE, similarly to many of the known mineralized veins and is associated with significantly strong magnetic anomalies.

Sampling, Analysis and Data Verification

Sampling at La Encantada since 2016 is mostly from NQ-diameter (47.6 mm) core. The core is cut in half by saw and one half is submitted to a laboratory for analysis the other half is stored in a core box at site. Sample intervals since 2016 average 0.6 metres and range from 0.15 metres to rarely over 4.0 metres.

Underground channel samples are also used in mineral resource estimation at La Encantada. Sampling crews collect samples at regular intervals of 3 metres at intervals that vary from tens of centimetres to usually one metre in length. A sampling line or channel consists of two or more individual samples which are taken to reflect changes in geochemistry and/or mineralogy across the structural zone. Each sample weighs between two and four kilograms.

Since 2016, specific gravity measurements were taken on whole or half core samples using the water immersion method. A total of 997 bulk density determinations are in the resource database, covering Ojuelas, Conejo, Vein System, La Fe and La Prieta areas.

Since 2016, all core samples for mineral resource estimation were submitted to First Majestic's Central Laboratory. In 2017, some samples were also sent to SGS Laboratory in Durango. Since 2016, channel, muck and core samples for production or grade control purposes have been assayed at La Encantada’s laboratory. SGS is ISO certified and independent from First Majestic. The Central Laboratory is also ISO certified.

All samples submitted to First Majestic’s Central Laboratory and SGS are dried, crushed to 80% passing 2mm and pulverized to 85% passing a 75 μm. Samples submitted to First Majestic’s Central laboratory were analyzed for silver by a two-acid digestion Atomic Absorption method and for gold by a Fire Assay Atomic Absorption method. Samples returning greater than 300 g/t silver or 10 g/t Au were reanalysed using a Fire Assay Gravimetric method. Lead, zinc and manganese were analysed by a two-acid digestion Inductively Coupled Plasma Atomic Emission Spectroscopy method (ICP-AES) or by two-acid digestion Atomic Absorption method. All samples submitted to SGS were analyzed for silver by a three-acid digestion Atomic Absorption method and for gold by a Fire Assay Atomic Absorption method. Samples returning greater than 100 g/t Ag or 10 g/t Au were reanalysed using a Fire Assay Gravimetric method. Lead, zinc, manganese and arsenic were analysed by a two-acid aqua regia digestion Inductively Coupled Plasma Atomic Emission Spectroscopy method and sodium peroxide fusion ICP-AES. All samples submitted to La Encantada Laboratory were analyzed for silver by Fire Assay Gravimetric method. Lead, zinc and manganese were analysed by two-acid digestion Atomic Absorption method.

Quality control samples submitted by First Majestic to the primary laboratory with the core samples include three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates. Pulp samples are resubmitted to a secondary laboratory for check analysis. All quality control results are assessed using statistical analysis and visual inspection of control plots.

Data verification by First Majestic includes select transcription error checks of all data, select resurvey of collar locations, inspection for outliers in down hole survey deviations and specific gravity measurements, review of logged lithology and sample intervals.

Mineral Processing and Metallurgical Testing

A significant amount of the silver at La Encantada is refractory and unsuitable for conventional mineral processing methods as it occurs in the form of extremely fine particles encapsulated in manganese. Application of conventional milling methods commonly yields low metallurgical recoveries. The effect of ultra-fine grinding on metallurgical performance at La Encantada was studied throughout 2018 and 2019. The results demonstrated the application of high intensity grinding (HIG) technology can result in a substantial increase in silver recovery due to the ability to generate ultra-fine particles. Implementation of high intensity grinding (HIG) at La Encantada is currently in progress.

Mineral Resources and Mineral Reserves

Mineral Resources at La Encantada were estimated from three-dimensional block models and by two-dimensional polygonal resource methods. The mineral resource estimates for silver and lead are based on the current exploration drill hole database, channel sampling, underground level mapping, and the surveyed position of the underground mine development. Specific gravity (SG) was estimated based on field measurements, and SG was also assigned based on major host rock type.

The mineral resources were classified in order of increasing geological confidence into Inferred, Indicated, and Measured categories based on geologic modeling and distance from supporting drill holes and underground developments. The Tailings Deposit No. 4, Ojuelas, Conejo, Bonanza, San Javier/Milagros Breccias, San Francisco Dike and La Prieta Breccia resources were estimated from geologically constrained, three-dimensional block models. The resources for various Veins System other than the mentioned above were estimated based on two-dimensional polygonal methods.

Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2019. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resources may be impacted by additional infill and exploration drilling that may identify additional mineralization or cause changes to the current domain shapes and geological assumptions. The Mineral Resources may also be affected by subsequent assessments of mining, processing, environment, permitting, taxation, socio- economics, and other factors.

The following table sets out the Mineral Resource estimates for the La Encantada, prepared under the supervision of David Rowe, CPG, QP Geology for First Majestic as of December 31, 2019.

TABLE 15

La Encantada Silver Mine Mineral Resources Estimates with an Effective Date of December 31, 2019 prepared under the supervision of David Rowe, CPG, QP Geology for First Majestic

Category	Mineral Type	Tonnage		Grades			Metal Content
Indicated		k tonnes	Ag (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Pb (M lb)	Ag-Eq (k Oz)
Conejo (UG)	Oxides	45	815	-	-	815	1,180	-	1,180
Bonanza (UG)	Oxides	63	203	-	-	203	410	-	410
Dike San Francisco (UG)	Oxides	181	372	-	-	372	2,160	-	2,160
990 (UG)	Oxides	27	247	-	-	247	210	-	210
Azul y Oro (UG)	Oxides	29	326	-	-	326	310	-	310
Other Veins System (UG)	Oxides	346	267	-	-	267	2,970	-	2,970
San Javier and Milagros Breccias (UG)	Oxides	213	200	-	-	200	1,370	-	1,370
Ojuelas (UG)	Oxides - Flotation	854	216	2.90	8.93	314	5,950	54.6	8,630
Tailings Deposit No. 4	Oxides	4,121	111	-	-	111	14,730	-	14,730
Total Indicated (UG + Tailings)	Oxides all types	5,880	155	0.42	1.30	169	29,290	54.6	31,970

Category	Mineral Type	Tonnage		Grades			Metal Content
Inferred		k tonnes	Ag (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Pb (M lb)	Ag-Eq (k Oz)
Conejo (UG)	Oxides	431	363	-	-	363	5,030	-	5,030
Bonanza (UG)	Oxides	53	171	-	-	171	290	-	290
Dike San Francisco (UG)	Oxides	143	288	-	-	288	1,330	-	1,330
990 (UG)	Oxides	11	218	-	-	218	80	-	80
Azul y Oro (UG)	Oxides	8	317	-	-	317	80	-	80
Other Veins System (UG)	Oxides	149	290	-	-	290	1,390	-	1,390
San Javier and Milagros Breccias (UG)	Oxides	415	200	-	-	200	2,670	-	2,670
La Prieta Breccia (UG)	Oxides	248	365	-	-	-	2,910	-	2,910
Ojuelas (UG)	Oxides - Flotation	217	179	2.05	8.22	248	1,250	9.8	1,730
Total Inferred (UG)	Oxides all types	1,675	279	0.27	1.07	234	15,030	9.8	15,510

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2019. The information provided was prepared and reviewed under the supervision of David Rowe, CPG, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation.

(3) Silver equivalent grade for Ojuelas is estimated as:

Ag-Eq = Ag Grade + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) / (Ag Recovery x Ag Payable x Ag Price / 31.1035).

(4) Metal prices considered for Mineral Resources estimates were $18.50/oz Ag and $1.05/lb Pb.

(5) Metallurgical recovery for ROM ore was assumed as 77% for silver for all deposits, with the exemption of Ojuelas were 65% for silver and 60% for lead were used. No metallurgical recovery of lead was considered for the vein type deposits. Metallurgical recovery of silver for Tailings Deposit No. 4 was assumed at 60%. No metallurgical recovery of zinc was considered.

(6) Metal payable used was 99.6% for silver, with the exemption of Ojuelas were 95% for silver and 95% for lead were used.

(7) Cut-off grade considered for ROM ore was 165 g/t Ag by cut-and-fill and 110 g/t Ag for extraction by caving methods. Cut-off grade considered for Tailings was 85 g/t Ag. These cut-off grades are based on actual and budgeted operating and sustaining costs, and metallurgical recoveries.

(8) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

(9) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

To convert Mineral Resources to Mineral Reserves, a minimum mining width for cut-and-fill was considered; mining dilution was added, incorporating geotechnical conditions and operational factors like mucking and hauling, and mining recovery factors were applied to estimate the run-of-mine tonnages and grades.

For the estimation of Mineral Reserves, it was assumed that the current drill-jumbo and jackleg cut-and-fill mining method continue to be practised at the La Encantada mine, with respective minimum mining widths of 3 metres and

0.6 metres. The use of the long-hole mining method at La Encantada was also considered assuming a minimum mining width of 1.4 metres. Sills and access drifts are excavated at 2.5 metres wide by 3.0 metres high, cross-cuts and access ramps to the stopes are excavated 3.0 metres wide by 3.0 metres high, and main access ramps are excavated 4.0 metres wide by 4.5 metres high.

For the purposes of Mineral Reserve estimation unplanned mining dilution on each side of the planned mining width is assumed to be 0.3 metres for both mining methods. The dilution factor is estimated in the range from 20% to 40%, with an average of approximately 30%. The dilution factor in the caving operation is estimated in the range from 40% to 80%, with an average of approximately 50%.

A two-step constraining approach has been implemented to estimate reserves for the cut and fill mining method in use. As a first step, a General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all other related mining and processing sustaining costs. As a second step, an Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material where recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs. The general cut-off grade applied after dilution considerations was 150 g/t silver equivalent (Ag-Eq) for production from caving, 145 g/t Ag-Eq for production from long-hole and 195 g/t Ag-Eq for production from cut-and-fill. The incremental cut-off grade next applied was 115 g/t Ag-Eq for production from caving, 135 g/t Ag-Eq for production from long-hole and 170 g/t Ag-Eq for production from cut-and-fill.

The update to the Mineral Reserves (underground and tailings) for the La Encantada mine as of December 31, 2019 is shown in Table 16 below. Only Indicated Mineral Resources were used to define Probable Mineral Reserves in the updated mine plan.

TABLE 16

La Encantada Silver Mine Mineral Reserves Estimates with an Effective Date of December 31, 2019 prepared under the supervision of Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic

Category / Area	Mineral Type	Tonnage		Grades		Metal Content
		k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Pb (M lb)	Ag-Eq (k Oz)

Probable San Javier and Milagros Breccias (UG)	Oxides	327	130	-	130	1,370	-	1,370
Probable San Francisco Dike (UG)	Oxides	153	308	-	308	1,520	-	1,520
Probable Conejo (UG)	Oxides	36	666	-	666	770	-	770
Probable Azul y Oro (UG)	Oxides	21	262	-	262	180	-	180
Probable 990 (UG)	Oxides	19	197	-	197	120	-	120
Probable Bonanza (UG)	Oxides	20	195	-	195	130	-	130
Probable Ojuelas (UG)	Oxides - Flotation	809	147	2.35	196	3,820	41.9	5,090
Probable Tailings Deposit No. 4	Oxides - Tailings	4,128	110	-	110	14,600	-	14,600
Total Probable (UG + Tailings)	Oxides all types	5,513	127	0.34	134	22,510	41.9	23,780

(1) Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Metal prices considered were $18.00/oz Ag, and $0.90/lb Pb for Ojuelas.

(3) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to include laterally adjacent mineralized material which recoverable value pays for the following costs: variable cost of mining and processing, indirect costs, treatment costs, administration costs and plant sustaining costs, but excludes: fixed costs of mining and processing, and development sustaining costs.
GC for Caving: 150 g/t Ag, IC for Caving: 115 g/t Ag, GC for Longhole: 145 g/t Ag, IC for Longhole: 135 g/t Ag, GC for Cut&Fill: 195 g/t Ag, IC for Cut&Fill: 170 g/t Ag
these cut-off grades are based on actual and budgeted operating and sustaining costs, metallurgical recoveries and payable terms.

(4) Cut-off considered for Ojuelas was a NSR $53.91/tonne and is based on estimated operating cost, sustaining costs and the production schedule ran in PCBC and metallurgical recoveries.

(5) Cut-off grade considered for Tailings Deposit No. 4 was 85 g/t Ag and is based on estimated operating and sustaining costs, and metallurgical recoveries.

(6) Metallurgical recovery of silver was assumed 67% for the Veins System, other minor deposits and the San Javier and Milagros Breccias.

(7) Metallurgical recovery used for Ojuelas was 67% for silver and 60% for lead. No metallurgical recovery of zinc was considered.

(8) Metallurgical recovery used for Tailings Deposit No. 4 followed a constant tail approach, which for 85 g/t Ag results in 53% recovery of Ag.

(9) Metal payable used for the Veins System, other minor deposits, the San Javier and Milagros Breccias and Tailings Deposit No. 4 was 99.6%.

(10) Metal payable used for Ojuelas was 95% for silver and 95% for lead.

(11) Silver equivalent grade is estimated as:

Ag-Eq = Ag Grade + [(Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2,204.62)] / (Ag Recovery x Ag Payable x Ag Price).

(12) Dilution for Veins System and other Minor deposits was estimated at 15%, dilution for San Javier and Milagros Breccias was estimated at 40%, dilution for Ojuleas was estimated at 20% and dilution for Tailing Deposit No. 4 was estimated at 5%.

(13) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(14) Totals may not add up due to rounding.

Probable Mineral Reserves for the La Encantada mine as of December 31, 2019 decreased 15% or 3.9 million ounces of silver from year-end 2018 due to depletion.

Factors that could affect the Mineral Reserves include changes to the following assumptions: unplanned dilution, mining recovery, geotechnical conditions, equipment productivities, metallurgical recoveries, metal prices and exchange rates, mill throughput capacities, operating costs, and capital costs. Other than as described herein, First Majestic is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Reserves.

Mining Operations

Total mill throughput in 2019 was 890,008 tonnes grading an average of 146 g/t Ag which resulted in 3.1 million ounces of silver being produced, in comparison with 1.6 million ounces of silver produced in 2018. The increase in production was primarily due to a 54% increase in silver head grade and a 30% increase in silver recovery, partially offset by a 3% decrease in tonnes milled. In 2019 the Company continued operating the caving system in the San Javier Breccia while mining mineralized material from historical mined areas, in particular the La Prieta area, and the extraction of backfill material. During 2019, 392,074 tonnes of ore were processed from Reserves and 497,934 tonnes were processed from material not in Reserves.

The La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometres long, 700 metres wide and 400 metres in height. The mine was initially developed from shafts as a conventional operation with rail haulage levels and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada was converted to a mainly trackless operation. The mine has been developed to the northeast of the shafts over a vertical range of about 400 metres from the surface (2,035 metres above sea-level) to about the 1525 level (1,525 metres above sea-level), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the developed mine area. In order to improve mine safety, the Company built two underground mine refuges with a capacity of 20 people each. The Company also constructed a new underground maintenance shop in 2011 to improve the availability and productivity of the underground fleet.

A portion of the Mineral Reserves are in areas that are already developed, and represent stopes currently in production, or extension and remnants of past stopes. The following underground areas are scheduled to be mined in the current plan:

• Based on the geotechnical characteristics and the geometry of the San Javier and Milagros breccias, First Majestic has started the implementation of a variant of inclined caving for these areas. This configuration allows the extraction of ore by building draw-points at different elevations, starting from the outside of the deposits and working inwards as the lower levels are developed. The caving layout consists of two perimeter drifts and two mine levels. Ramps are driven into the orebodies; an undercut level is developed from sill drifts driven into the ore zones and slashed out above to create the cave. An extraction level is designed below the undercut level to facilitate mucking under a stable zone. The lower production cross-cuts were staggered to cover the cave columns that are not covered by the upper level, therefore increasing mining recovery. The minimum long-hole drilling angle at the draw-points is 60 degrees to facilitate the flow of the material down to the extraction points. Current mine equipment used on site for extraction are long-hole pneumatic drills, a remote-controlled top hammer drill rig to reduce oversized material product of the caving, 3 m3 loaders (LHD) and 14 m3 over-the-road haul trucks.

• Exploration results for the Conejo vein have been positive resulting with the definition of two high grade ore zones. Level 1750 is currently under development. Conejo is planned to be mined by a combination of mining methods: a long-hole mining approach will be used in the thicker areas which comprise the majority of the vein and by cut-and-fill mining in the narrower areas.

• Parts of San Francisco vein system are being developed for production in the second half of 2020. The San Francisco area consists of mostly narrower veins and will be mined using a cut-and-fill mining method approach.

Mining operations at La Encantada are partially mechanized. Drilling of access drifts and ramps uses hydraulic jumbos, and with pneumatic hand-held jackleg machines for most of the headings, sills, long-hole and cut-and-fill stoping.

To prevent drift collapse and increase stability, a new support standard was developed. The standard development support implemented was a primary 2” shotcrete layer, bolt and mesh, and a secondary 2” shotcrete layer. This new standard was cycled with the development, and a quality compliance protocol was enforced.

Conventional diesel haul trucks are used for haulage of the ore to the ROM pad located close to the primary crusher site.

Employee and material movement in and out of the mine is via the mine portal driven into the side of the mountain, the Maria Isabel shaft was put in care-and-maintenance during 2018 due to misalignment of the guides caused by the mining activity in the surrounding area.

Production from material not in Reserves/Resources is expected to continue in 2020 with a downward trend while the caving blocks are completed and more production is obtained from these areas.

Total ore and waste development during 2019 was 5,444 metres versus 6,078 metres in 2018.

Processing Operations

As a result of the addition of the cyanidation plant in 2010, the only area operating at the old flotation plant is the crushing and grinding areas for mined fresh ore. There are four ball mills at La Encantada, two processing fresh mined ore at an average rate of approximately 2,000 tpd, a third ball mill used until 2013 for processing tailings, and after the expansion of the crushing and grinding capacity, an additional 12’ x 24’ ball mill, an additional tertiary crusher, two vibrating screens and a series of conveyor belts have been installed. The plant expansion was completed in May 2015, and the ramp up to 3,000 tpd was attained in July 2015. Two ball mills with a capacity or 2,000 tpd sit in care and maintenance.

Fresh crushed ore is fed to the grinding circuit where cyanide is added to pre-condition the pulp and promote silver leaching. The resulting pre-conditioned pulp is sent to a dynamic cyanidation plant which includes primary and secondary leaching circuits. The silver rich (pregnant) solution is sent to a Merrill-Crowe plant to obtain silver precipitates that are then melted in an induction furnace and poured into 25-30 kilogram silver doré bars containing between 80% to 95% silver.

The average head grade of material fed to the mill for 2019 was 146 g/t of silver. Metallurgical silver recovery from the cyanidation plant was 74% resulting in the production of 3.1 million ounces of silver in 2019. Plant performance improved significantly compared to the 2018 production results: 57% silver recovery in 2018 against 74% in 2019. The improved performance was the result of higher head grades from the mine along with the implementation of stockpile management practices that stabilized the operation and improved the metallurgical efficiency of the plant.

In 2017 First Majestic started the construction of a roasting facility with the objective of reprocessing tailings with residual silver grade of 110 g/t, which is believed to be encapsulated in manganese minerals. The roasting system is expected to facilitate the chlorination of the tailings, breaking-up the manganese compounds and allowing a further 60-70% recovery of silver.

In 2018 the main components of the roasting system were installed, and commissioning tests were started in the last quarter. Observations from the commissioning tests revealed materials handling issues both at the feed and discharge of the roasting system. Engineering work is in progress to resolve these issues.

A project to implement high intensity grinding (HIG) technology at La Encantada is in progress and is projected to be completed in 2021.

Environmental Matters

In 2019 First Majestic spent approximately $0.18 million on capital projects related to environmental protection. This included tailing storage area construction projects and continued improvements to tailings filter equipment.

In 2015 the Company obtained all permits required to construct and operate a filtered dry stack tailings storage facility that is still in operation.

An incident occurred in 2016 where torrential rains in the area filled an emergency storage pond to capacity and overflowed from the #2 processing plant. The inspections and administrative processes with the environmental regulators (PROFEPA) have been resolved, all in favor of the Company.

In 2017, the Company formed the Environmental Management Unit (UMA) a voluntary program for the conservation of wildlife over approximately 19,500 hectares in the Rancho Cielo Norteno area. The UMA is an area registered with the environmental authorities with the sole purpose of conserving the natural habitat through management of habitat and wildlife populations.

In 2019, the environmental impact assessment and the change of land use application through a Unified Report (DTU) were approved by the environmental authorities (Semarnat) for the two areas in production employing caving mining methodology, which are known as La Prieta zone and El Plomo zone. El Plomo zone encompasses the area where the San Javier and Milagros breccias are located.

The La Encantada mine is subject to a full closure plan and reclamation of the site upon cessation of operations, which would include all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, and tailings). A decommissioning accrual is in place for the reclamation and closure costs for the La Encantada operation.

Capital and Operating Costs

As of December 31, 2019, First Majestic estimated total sustaining capital costs for the remaining LOM of $20.1 million, including development, delineation and infill drilling, plant and infrastructure sustaining capital.

TABLE 17

La Encantada Mine Sustaining Capital Cost Estimates

Underground Waste Development	$5.0
Sustaining Exploration and Drilling	$0.4
Mine and Mill Equipment and Infrastructure	$14.7
TOTAL SUSTAINING CAPITAL COSTS:	$20.1

Note: All numbers in millions of US dollars.

Operating Costs

Operating costs for La Encantada have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $45.07 per tonne of ore processed based on current and projected costs. The life-of-mine plan assumed an approximate production of 46% of the ounces coming from underground ore and 54% from roasted tailings.

TABLE 18

Operating Costs estimates

Mining Method	Caving	Cut-and-Fill	Roasting
Process Method	Cyanidation	Cyanidation	Cyanidation
Mining Cost/tonne (1)	$8.57	$33.11	$2.00
Processing Cost/tonne (2)	$17.85	$17.85	$36.60
Indirect Cost/tonne (3)	$8.42	$8.42	$8.42
Total Operating Cost	$34.84	$59.38	$47.02

(1) Caving extraction is 82% of projected production and cut & fill stopes represent 12% of the LOM production.

(2) Processing includes crushing, grinding, leaching, site refining and dry stack tailings disposal.

(3) Estimates based on current operations and projected budget, and may vary on an annual basis.

Note: All numbers in US dollars.

Non-Material Properties

San Martín Silver Mine, Jalisco State, México

The San Martín mine is an underground silver mine and processing facility in Jalisco State, México, approximately 250 km north of the state capital city of Guadalajara, and owned by the Company’s wholly owned indirect subsidiary, Minera El Pilón, S.A. de C.V. The Company acquired San Martin in 2006 and operated it until July 2019 when it was placed on temporary suspension due to increased insecurity in the area and safety concerns for the Company’s workforce. No mining or exploration is being carried out at this time and the Company is unable to accurately predict when the Company will be able to resume ordinary operations.

The surface infrastructure includes a 1,300 tpd cyanidation processing facility, temporary ore stockpiles, a tailings storage facility, water management and diversion structures, a drill core and logging shack, power substations, and power lines. There are also onsite support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, maintenance buildings, cafeteria and other employee housing. Existing underground workshop facilities in the Rosario mine include a washing bay, a lube station, and several repair stations for mobile equipment.

Since its acquisition of the mine in 2006 First Majestic has completed 195,628 metres in 1,125 diamond drill-holes. In 2019 the Company drilled 12,617 metres in 58 diamond drill-holes.

Mineral Resources

As of December 31, 2019, the Indicated Mineral Resources at San Martin decreased by 52% to 0.76 million tonnes grading 366 g/t Ag-Eq and 48% in equivalent metal content for a total of 9.0 million ounces of silver equivalent. The decrease in tonnage is mainly due to mining depletion and the reclassification of Indicated Mineral Resources to Inferred due to less certainty in the geological continuity of the mineralized structures.

Inferred Mineral Resources increased 27% to 2.08 million tonnes with 263 g/t Ag-Eq and an estimated metal content of 17.6 million ounces of silver equivalent, which is an increase of 32% against the 2018 estimate, mainly due to the reclassification of Indicated Resources. Table 19 below shows the Mineral Resources for San Martin mine.

Table 19

Internal Mineral Resource Estimates for San Martin Silver Mine

Category / Area	Mineral	Tonnage		Grades		Metal Content
	Type	ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Measured Intermedia Zone (UG)	Oxides	3	240	0.04	243	20	0.0	20
Measured La Veladora (UG)	Oxides	41	296	0.25	316	390	0.3	420
Total Measured (UG)	Oxides	44	293	0.24	312	410	0.3	440

Indicated Rosario (UG)	Oxides	392	281	0.73	339	3,540	9.2	4,280
Indicated Intermedia Zone (UG)	Oxides	111	395	0.20	412	1,410	0.7	1,460
Indicated La Veladora (UG)	Oxides	72	371	0.36	399	860	0.8	920
Indicated Hediondas (UG)	Oxides	30	440	1.05	524	430	1.0	510
Indicated Other Minor Veins (UG)	Oxides	114	321	0.61	371	1,150	2.1	1,360
Total Indicated (UG)	Oxides	719	321	0.61	369	7,390	13.9	8,530

M+I Rosario (UG)	Oxides	392	281	0.73	339	3,540	9.2	4,280
M+I Intermedia Zone (UG)	Oxides	114	391	0.20	407	1,430	0.7	1,480
M+I La Veladora (UG)	Oxides	113	344	0.32	369	1,250	1.2	1,340
M+I Hedionda (UG)	Oxides	30	440	1.05	524	430	1.0	510
M+I Other Minor Veins (UG)	Oxides	114	321	0.61	371	1,150	2.1	1,360
Total Measured and Indicated (UG)	Oxides	763	319	0.58	366	7,800	14.2	8,970

Category / Area	Mineral Type	Tonnage		Grades		Metal Content
		ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Inferred Rosario (UG)	Oxides	570	250	0.63	301	4,590	11.6	5,520
Inferred La Lima (UG)	Oxides	234	246	0.09	253	1,850	0.7	1,910
Inferred Pitayo Zone (UG)	Oxides	85	78	1.92	232	210	5.3	640
Inferred Intermedia Zone (UG)	Oxides	77	339	0.23	357	840	0.6	880
Inferred Other Minor Veins (UG)	Oxides	294	197	1.11	286	1,870	10.5	2,710
Inferred Zuloaga Zone (UG)	Oxides	817	225	-	225	5,910	-	5,910
Inferred Total (UG)	Oxides	2,078	229	0.43	263	15,270	28.6	17,570

La Parrilla Silver Mine, Durango State, México

The La Parrilla mine is an underground silver mine and processing facility located in Durango State, México, approximately 76 kilometres southeast of the capital city of Durango, and is owned by the Company’s wholly owned indirect subsidiary, First Majestic Plata, S.A. de C.V. The Company acquired La Parrilla in 2004 and operated it until September 2, 2019 when it was placed on temporary suspension subject to an improvement in the economic situation to justify a restart. Exploration drilling for new deposits continues with an emphasis brownfield and greenfield targets within the property mineral concessions. The current program includes 19,000 meters in 45 holes for completion in 2020. The Company is also investigating potential sources of ore from regional miners in order to process ores as a toll treatment facility.

The existing surface infrastructure includes a 2,000 tpd dual-circuit processing facility consisting a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, repair workshops, an analytical laboratory (First Majestic’s Central Laboratory which is ISO Certified), temporary ore stockpiles, a tailings storage facility, water management and diversion structures, offices, a drill core and logging shack, power substations and power lines. Existing underground workshop facilities include a washing bay, a lubricant station and several repair stations for mobile equipment. There are two stockpile areas, one for oxide ores and one for sulphide ores.

Between 2005 and 2019, the Company drilled 238,950 metres in 1,195 diamond drill holes. In 2019, the Company drilled 24,440 metres in 56 diamond drill holes.

Mineral Resources

As of December 31, 2019, the Indicated Mineral Resources at La Parrilla decreased by 5% to 1.09 million tonnes grading 198 g/t Ag but increased 6% in equivalent metal content for a total of 12.2 million ounces of silver equivalent. The decrease in tonnage is mainly due to mining depletion, partially offset by sustaining exploration drilling and the conversion of Inferred to Indicated Mineral Resources and the increase in metal content is due to the identification of zones with higher grades in Rosarios and Quebradillas mines.

Inferred Mineral Resources increased 2% to 1.36 million tonnes with 211 g/t Ag and an estimated metal content of 14.7 million ounces of silver equivalent, which is an increase of 18% against the 2018 estimate, mainly due to the incorporation of new areas with sulphides mineralization in the Quebradillas mine.

Table 20 below shows the Mineral Resources for La Parrilla mine.

Table 20

Internal Mineral Resource Estimates for La Parrilla Silver Mine

Category / Area	Mineral Type	Tonnage			Grades			Metal Content
Indicated		ktonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Indicated Rosarios (UG)	Sulphides	520	177	0.08	1.73	1.36	288	2,960	1.3	4,820
Indicated Quebradillas (UG)	Sulphides	343	173	0.08	2.52	2.66	349	1,910	0.8	3,850
Indicated San Marcos (UG)	Sulphides	81	310	0.07	1.35	1.35	405	810	0.2	1,050
Total Indicated (UG)	Sulphides	944	187	0.08	1.98	1.83	321	5,680	2.4	9,720

Indicated Rosarios (UG)	Oxides	21	319	0.04	-	-	323	220	0.0	220
Indicated San Marcos (UG)	Oxides	124	264	0.17	-	-	277	1,050	0.7	1,100
Total Indicated (UG)	Oxides	145	272	0.15	-	-	284	1,270	0.7	1,320

Total Indicated (UG)	Oxides + Sulphides	1,089	198	0.09	1.72	1.59	316	6,950	3.1	11,040

Category / Area	Mineral Type	Tonnage			Grades			Metal Content
Inferred		ktonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Inferred (UG)	Sulphides	898	191	0.10	1.80	2.25	329	5,510	3.0	9,500
Inferred (UG)	Oxides	466	250	0.07	-	-	256	3,750	1.0	3,830
Inferred Total (UG)	Oxides + Sulphides	1,364	211	0.09	1.18	1.48	304	9,260	4.0	13,330

Del Toro Silver Mine, Zacatecas State, México

Del Toro mine is an underground silver mine and processing facility located in Zacatecas State, México, approximately 150 km northwest of the state capital city of Zacatecas, and is owned by the Company’s wholly owned indirect subsidiary, First Majestic Del Toro S.A. de C.V. The Company operated the mine from 2004 until 21 January 2020 when it was placed on temporary suspension subject to an improvement in economics to justify a restart.

Drilling and project generation exploration continues, with an emphasis brownfield and greenfield targets within the property mineral concessions. The current program includes 20,450 meters in 87 holes for completion in 2020.

The existing surface mining infrastructure includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance, workshops, analytical laboratory, temporary ore stockpiles, waste rock and tailings storage facilities, water management and diversion structures, offices, drill core and logging shack, water ponds, power substations and power lines. The Del Toro mine includes three main independent underground mining areas which are accessed via surface portals, the San Juan Mine, the Dolores Mine and the Perseverancia mine.

Since its acquisition of the mine in 2006 First Majestic has completed 137,506 metres in 630 diamond drill-holes. In 2019 the Company drilled 16,969 metres in 68 diamond drill-holes.

Mineral Resources

As of December 31, 2019, the Indicated Mineral Resources at Del Toro decreased by 31% to 0.66 million tonnes grading 215 g/t Ag and 4.3% Pb and decreased 26% in equivalent metal content for a total of 10.7 million ounces of silver equivalent. The decrease in tonnage is mainly due to mining depletion and the reclassification of Indicated Mineral Resources to Inferred due to less certainty in the geological continuity of the mineralized structures.

Inferred Mineral Resources increased 47% to 0.82 million tonnes with 201 g/t Ag and 4.0% Pb for an estimated metal content of 10.5 million ounces of silver equivalent, which is an increase of 55% against the 2018 estimate.

Table 21 below show the Mineral Resources for Del Toro mine.

Table 21

Internal Mineral Resource Estimates for del Toro Silver Mine

Category	Mineral Type	Tonnage			Grades			Metal Content
			Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Indicated Dolores (UG)	Sulphides	145	239	0.79	2.67	1.08	414	1,120	3.7	1,930
Indicated San Juan (UG)	Sulphides	276	187	0.34	4.64	9.13	598	1,660	3.0	5,310
Indicated Perseverancia (UG)	Sulphides	11	183	0.04	4.27	2.94	399	70	0.0	140
Indicated Zaragoza (UG)	Sulphides	24	183	0.17	2.68	3.30	367	140	0.1	280
Subtotal Indicated (UG)	Sulphides	456	203	0.47	3.90	6.11	523	2,990	6.9	7,660

Indicated Dolores (UG)	Oxides + Transition	37	257	0.30	2.63	0.77	385	300	0.4	450
Indicated San Juan (UG)	Oxides + Transition	88	289	0.10	6.40	2.61	571	820	0.3	1,620
Indicated Perseverancia (UG)	Oxides + Transition	79	175	0.08	5.15	1.76	393	450	0.2	1,000
Subtotal Indicated (UG)	Oxides + Transition	204	239	0.13	5.24	1.95	468	1,570	0.8	3,070

Total Indicated (UG)	All Mineral Types	660	215	0.36	4.32	4.82	506	4,560	7.7	10,730

Category	Mineral Type	Tonnage			Grades			Metal Content
			Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Inferred Dolores (UG)	Sulphides	132	245	0.49	2.78	0.85	395	1,040	2.0	1,670
Inferred San Juan (UG)	Sulphides	143	193	0.10	3.56	4.59	434	880	0.5	1,990
Inferred Perseverancia (UG)	Sulphides	8	81	0.14	3.45	3.53	294	20	0.0	80
Inferred Zaragoza (UG)	Sulphides	93	172	0.17	3.04	2.46	347	510	0.5	1,030
Subtotal Inferred (UG)	Sulphides	375	204	0.25	3.16	2.73	395	2,450	3.0	4,770

Inferred Dolores (UG)	Oxides + Transition	64	180	0.33	3.25	1.30	344	380	0.7	710
Inferred San Juan (UG)	Oxides + Transition	175	221	0.03	4.01	1.73	397	1,250	0.1	2,230
Inferred Perseverancia (UG)	Oxides + Transition	210	186	0.09	5.87	1.30	416	1,260	0.6	2,800
Subtotal Inferred (UG)	Oxides + Transition	449	199	0.10	4.77	1.47	398	2,890	1.4	5,740

Inferred Total (UG)	All Mineral Types	824	201	0.17	4.04	2.04	397	5,340	4.4	10,510

La Guitarra Silver Mine, México State, México

La Guitarra mine is an underground silver/gold mine and processing facility located in México State, México, approximately 130 kilometres southwest of México City, and is owned and operated by the Company’s wholly- owned indirect subsidiary, La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra Compania”). The Company acquired the mine in 2012 and operated it until 2018 when it was put on care and maintenance subject to an improvement in economics to justify a restart. No mining or exploration is being carried out at this time.

The La Guitarra mine has good access to local infrastructure and services. International airports are in both México City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District.

The national power grid crosses the property within 700 metres of the existing mill. All current and projected production centres are near natural water sources. Proximity to the major industrial centres of Toluca and México City provides access to a large variety of suppliers. The infrastructure at the mine site consists of a processing facility with a conventional flotation mill rated at 500 tpd, an analytical laboratory, drill core storage facilities, a flotation plant and mill, offices, repair shops, and warehouses. Water is supplied from the mine workings, surface streams and the Temascaltepec River.

Since its acquisition in 2012 First Majestic has completed approximately 128,671 metres of drilling in 689 diamond drill holes. There has been no drilling since mid-2018.

Mineral Resources

As of December 31, 2019, the Indicated Mineral Resources at La Guitarra increased by 25% to 0.78 million tonnes grading 281 g/t Ag and 1.6% Au and increased 21% in equivalent metal content for a total of 10.2 million ounces of silver equivalent (Table 22). The increase in Indicated Resources is mainly due to the incorporation of Resources in the Nazareno area.

Inferred Mineral Resources increased 272% to 0.61 million tonnes with 288 g/t Ag and 0.6 g/t Au for an estimated metal content of 6.53 million ounces of silver equivalent, which is an increase of 231% against the 2018 estimate (Table 22).

Table 22

Internal Mineral Resource Estimates for La Guitarra Silver Mine

Measured and Indicated Mineral Resources

Category / Area	Mineral Type	Tonnage		Grades		Metal Content
Measured and Indicated		ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Measured Jessica (UG)	Sulphides	203	276	2.73	486	1,800	17.8	3,180
Measured Intermedia (UG)	Sulphides	41	278	0.78	338	370	1.0	450
Measured Joya Larga (UG)	Sulphides	90	347	0.96	421	1,000	2.8	1,210
Measured Selene (UG)	Sulphides	50	274	0.66	325	440	1.1	520
Total Measured (UG)	Sulphides	384	292	1.84	434	3,610	22.7	5,360

Indicated Jessica (UG)	Sulphides	145	229	2.53	424	1,070	11.7	1,970
Indicated Intermedia (UG)	Sulphides	26	288	0.88	356	240	0.7	300
Indicated Adriana (UG)	Sulphides	5	141	1.28	239	20	0.2	40
Indicated Joya Larga (UG)	Sulphides	45	274	1.55	393	400	2.2	570
Indicated Selene (UG)	Sulphides	22	316	0.74	373	220	0.5	260
Indicated Nazareno (UG)	Sulphides	155	303	0.50	341	1,510	2.5	1,700
Total Indicated (UG)	Sulphides	398	270	1.40	378	3,460	17.8	4,840

M+I Jessica (UG)	Sulphides	348	257	2.65	460	2,870	29.5	5,150
M+I Intermedia (UG)	Sulphides	67	282	0.82	345	610	1.7	750
M+I Adriana (UG)	Sulphides	5	141	1.28	239	20	0.2	40
M+I Joya Larga (UG)	Sulphides	135	322	1.16	411	1,400	5.0	1,780
M+I Selene (UG)	Sulphides	72	287	0.68	339	660	1.6	780
M+I Nazareno (UG)	Sulphides	155	303	0.50	341	1,510	2.5	1,700
Total Measured and Indicated (UG)	Sulphides	782	281	1.62	406	7,070	40.5	10,200

Category / Area	Mineral Type	Tonnage		Grades		Metal Content
Inferred		ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Inferred Jessica (UG)	Sulphides	73	198	2.19	367	460	5.1	850
Inferred Intermedia (UG)	Sulphides	22	231	0.49	269	170	0.4	190
Inferred Adriana (UG)	Sulphides	1	128	1.27	226	-	-	10
Inferred Adriana 2 (UG)	Sulphides	18	462	0.59	507	270	0.4	300
Inferred Luz Maria (UG)	Sulphides	25	392	0.70	446	310	0.6	360
Inferred Joya Larga (UG)	Sulphides	21	244	1.23	339	160	0.8	230
Inferred Selene (UG)	Sulphides	4	240	0.72	295	30	0.1	40
Inferred Nazareno (UG)	Sulphides	446	296	0.31	319	4,240	4.4	4,550
Total Inferred (UG)	Sulphides	610	288	0.60	334	5,640	11.8	6,530

Risk Factors

Investment in securities of the Company should be considered a speculative investment due to the high-risk nature of the Company’s business and the present stage of the Company’s development. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the future business, operations and financial condition of the Company and could cause them to differ materially from the estimates described in forward-looking statements herein relating to the Company or the Company’s business, property or financial results, each of which could cause investors to lose part or all of their investment in the Company’s securities. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. Investors should carefully consider the following risk factors along with the other information set out in this AIF prior to making an investment in the Company. While First Majestic engages in certain risk management practices, there can be no assurance that such measures will limit the occurrence of events that may negatively impact the Company as many factors are beyond the control of the Company. In addition to the other information presented in this AIF, the risk factors that follow should be given special consideration when evaluating an investment in the Company’s securities.

Operational Risks

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources. Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves with respect to the Company’s properties have been calculated on the basis of economic factors at the time of calculation; any subsequent variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Inaccuracies in Production and Cost Estimates

From time to time, the Company prepares estimates of future production and future production costs for particular operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of Mineral Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Company’s activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; and risks and hazards associated with mining described under “Operating Hazards and Risks” in this section of the AIF. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors including: dilution, widths, ore grade and metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Future Exploration and Development Activities

The Company has projects at various stages of development and there are inherent risks in the development, construction and permitting of all new mining projects. Exploration and development of mineral properties involves significant financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish economic reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define resources which can be developed and mined economically.

The economic feasibility of development projects is reliant upon many factors, including the accuracy of Mineral Reserve and Mineral Resource estimates, metal recoveries, capital and operating costs, government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting, environmental protection, and metal prices, which are highly volatile. Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Furthermore, material changes in developing resources into economically viable Mineral Reserves can be affected by ore grades, widths and dilution or metal recoveries at any project.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves, Measured and Indicated Resources and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven or Probable Mineral Reserves as a result of continued exploration.

Need for Additional Mineral Reserves

Because mines have limited lives based primarily on Proven and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves as the Company’s mines produce metals. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production and to continue to invest in exploration and development at the Company’s existing mines or projects in order to develop resources into minable economic Mineral Reserves.

Failure to identify additional mineral reserves may result in reduction of mineral production at one or more of the Company’s mines and may result in a mine ceasing to be economic and ultimately, may lead to closure of the mine. Mine closure involves long-term management of permanent engineered structures and potential acid rock drainage, achievement of environmental closure standards, orderly termination of employees and contractors and ultimately relinquishment of the site. The successful completion of these and other associated tasks is dependent on sufficient financial resources and the ability to successfully implement negotiated agreements with relevant governmental authorities, community, unions, employees and other stakeholders. The consequences of a difficult closure range from increased closure costs and handover delays to ongoing environmental impacts and corporate reputation damage if desired outcomes cannot be achieved. The Company has limited experience in managing mine closures and there is no assurance that any future mine closures will be successfully managed to the satisfaction of all stakeholders.

Operating Hazards and Risks

The operation and development of a mine or mineral property involves many risks which a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

• major or catastrophic equipment failures;

• mine, embankment and/or slope failures;
• deleterious elements materializing in the mined resources;

• environmental hazards and catastrophes;
• industrial accidents and explosions;

• encountering unusual or unexpected geological formations;
• changes in the cost of consumables, power costs and potential power shortages;

• labour shortages (including due to public health issues or strikes;
• theft, fraud, organized crime, civil disobedience, protests and other security issues;

• ground fall and underground cave-ins; and

• natural phenomena, such as inclement or severe weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, liabilities to third parties and other liabilities.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, water supplies and, in certain cases, air access are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects and may require the Company to construct alternative infrastructure for example, powerlines and other energy-related infrastructure). If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s mines and other projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, terrorism, non- governmental organization (“NGO”) and governmental or other community or indigenous interference in the maintenance or provision of such infrastructure could adversely affect the Company’s business, operations and profitability.

While the Company believes that it has adequate infrastructure to support current operations, future developments could limit the availability of certain aspects of the infrastructure. The Company could be adversely affected by the need for new infrastructure. There can be no guarantee that the Company will be successful in maintaining adequate infrastructure for its operations which could adversely affect the Company’s business, operations and profitability.

Future increases in metal prices may lead to renewed increases in demand for exploration, development and construction services and equipment used in mineral exploration and development activities. Such increases could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause delays due to the need to coordinate the availability of services or equipment, any of which could materially decrease project exploration and development and/or increase production costs and limit profits.

Aviation Risk

Certain of the Company's mineral properties are accessed primarily through air travel, including airplane and helicopter. An airplane or helicopter incident resulting in loss of life, facility shutdown or regulatory action could result in liability to the Company. In addition, any such incident may result in reduced access or loss of access to a particular facility which the Company may or may not be able to mitigate by alternative air or ground based travel methods. Accordingly, any such incident could have a material adverse effect on the operations of the Company.

Governmental Regulations, Licenses and Permits

The Company’s mining, exploration and development projects are located in México and are subject to extensive laws and regulations governing various matters including, but not limited to, exploration, development, production, price controls, exports, taxes, mining royalties, environmental levies, labor standards, expropriation of property, maintenance of mining claims, land use, land claims of local people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of México, Canada and other applicable jurisdictions affecting investment, mining and repatriation of financial assets, by shifts in political attitudes in México and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company’s projects.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s mining, exploration and development projects could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

Evolving Foreign Trade Policies

New tariffs and evolving trade policy between the United States and other countries, including China, México and Canada, may have an adverse effect on the Company's business and results of operations. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, México and Canada, with respect to trade policies, treaties, government regulations and tariffs. The current United States administration has called for substantial changes to U.S. foreign trade policy, including the possibility of imposing greater restrictions on international trade and significant increases in tariffs on goods imported into the U.S. These tariffs could potentially disrupt the Company's existing supply chains and impose additional costs on the Company's business.

The North America Free Trade Agreement (“NAFTA”) is an agreement signed in 1994 by Canada, México and the United States creating a trilateral trade bloc in North America. On November 30, 2018 the three countries entered into a new trade agreement (variously referred to as USMCA or United States- México -Canada Agreement) to replace NAFTA, and such agreement has now been ratified by all three countries. Although management has determined that there have been no current effects on its operations regarding these recent developments, management cannot predict future potentially adverse developments in the political climate involving the United States and México and thus these may have an adverse and material impact on the Company's operations and financial performance.

In addition, as a result of the evolving COVID-19 crisis, a number of countries, including Canada and México, have imposed travel restrictions or closed their borders to foreign nationals. Although, as of the date hereof, neither Canada nor México have imposed restrictions on goods, there can be no guarantee that such restrictions on human mobility will not have an impact on the delivery of products from the Company’s mines. Any such restrictions may have a material adverse impact on the Company’s operations, income and financial performance.

Environmental and Health and Safety Regulation

The Company’s operations are subject to extensive laws and regulations governing environmental protection promulgated by governments and government agencies. Environmental regulation provides for restrictions on, and the prohibition of, spills and the release and emission of various substances related to mining industry operations which could result in environmental pollution.

Environmental laws and regulations are complex and have become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company’s future obligations for these costs. Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require submissions of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. If legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which the Company operates an open pit mine or relies on the use of cyanide, it would have a significant adverse impact on the Company’s results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations, including regulations concerning COVID-19. While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Health and Safety Hazards

Workers involved in mining operations are subject to many inherent health and safety risks and hazards, including, but not limited to, contraction of COVID-19, rock bursts, cave-ins, floods, falls of ground, tailings dam failures, chemical hazards, mineral dust and gases, use of explosives, noise, electricity and moving equipment (especially heavy equipment) and slis and falls, which could result in occupational illness or health issues, personal injury, and loss of life, and/or facility and workforce evacuation. These risks cannot be eliminated and may adversely affect the Company’s reputation, business and future operations.

Tailings Storage Facility Management

In order to manage the risk in the operation of mining tailings storage facilities (“TSF”), the Company has maintained its approach for more than ten years of investing in technologies that facilitate the handling and storage of tailings, in particular the operation of filter presses and belt filters so that filtered tailings are currently actively produced in San Dimas, Santa Elena and La Encantada mines. Filter presses are also installed in the temporarily suspended operations of Del Toro, La Parrilla and San Martin mines, leaving aside the operation of wet tailings. The San Martin and La Guitarra mines had wet TSFs when the Company acquired them; consequently the Company has upgraded the San Martin TSF with filtered tailings and waste rock abutments, whereas at La Guitarra, the mine is in care-and- maintenance and a new paste TSF has recently been permitted, but not constructed.

The Company complies with Mexican regulations, such as the standard NOM-141-Semarnat-2003, which establish the procedure to characterize tailings deposits, as well as the specifications and criteria for the characterization and preparation of the deposit sites, construction, operation and closure of tailings deposits. During construction of the Company’s paste TSF, the American Society for Testing and Materials standards are being applied. In addition, the designs and operation of the Company TSFs are guided by international standards such as the Canadian Dam Association (“CDA”), where the minimum required operational stability factors are established. The designs and current stability conditions have also been reviewed by third party consultants through the Dam Safety Inspection reports, carrying out the risk analysis and classification according to international standards of both the CDA and the International Commission on Large Dams.

Mining is an extractive industry that deals with inherent uncertainties of natural and environmental factors; therefore, the Company may be exposed to liability if accidents and/or contamination arise as a result of any failure in its TSFs. Such failures could result from various risks and hazards, including natural hazards like earthquakes and flooding, uncertainty in the behaviour of rock formations beneath the TSF foundations, industrial accidents and involuntary failures in the design and management of the TSF.

To the extent that the Company is subject to unfunded or uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

Title to Properties

The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties.

Mining laws in México are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein.

Although the Company has obtained title opinions for certain material properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company does not maintain title insurance for any of its properties and the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

In México, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands (as set out below under the heading “Local Groups and Civil Disobedience”); accordingly, title holders of mining concessions must obtain agreement from surface land owners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in México, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Local Groups and Civil Disobedience

An Ejido is a form of communal ownership of land recognized by Mexican federal laws. Following the Mexican Revolution, beginning in 1934 as an important component of agrarian land reform, the Ejido system was introduced to distribute parcels of land to groups of farmers known as Ejidos. While mineral rights are administered by the federal government through federally issued mining concessions, in many cases, an Ejido may control surface rights over communal property. An Ejido may sell or lease lands directly to a private entity, it also may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent, distribute, or sell the land. While the Company has agreements with the Ejidos that may impact the Company’s properties, some of these agreements may be subject to renegotiation from time to time. Changes to the existing agreements may have a significant impact on operations at the Company’s mines.

If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of its mines. In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos, the Company may face legal action from the Ejido.

Three of the properties included in the San Dimas Mine and for which the Company holds legal title are subject to legal proceedings commenced by Ejidos asserting title to the property. None of the proceedings name the Company or its subsidiaries as a party and the Company therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. The proceedings also name the Tayoltita Property Public Registry as co-defendant.

In 2015, the Company obtained a federal injunction (known as an amparo) against the Ejido Guamuchil. This proceeding (the “Guamuchil Suit”) was then reinstated resulting in the Company's subsidiaries gaining standing rights as an affected third party permitted to submit evidence of the Company's legal title. In February 2017, the Company received a favourable decision which was confirmed on appeal. A final appeal of this decision has yet to be resolved.

The Company is also pursuing nullity of a decision obtained by the Ejido Guarisamey.

An additional administrative procedure was initiated before the Federal government by the Ejido San Dimas requesting the purchase of land which is the subject of the Guamuchil Suit for designation as “National Land”. The Company has submitted evidence of ownership which it believes invalidates the Ejido San Dimas request. Conclusion of this procedure remains outstanding.

If the Company is not successful in these challenges, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

The Company’s operations may also from time to time be subject to some forms of protest, road blocks, or other forms of civil disobedience or public expressions against the Company’s activities. For example, on May 20, 2017, a group of union workers halted activities and blocked access at the La Encantada Silver Mine following a dispute regarding bonus payments offered to workers, disrupting operations at the mine. On June 2, 2017, the Company reached an agreement with the union to restart operations at the mine. There can be no assurance that there will not be further disruptions to site access at any of the Company’s projects in the future, which could negatively impact the long-term viability of the projects.

Community Relations and License to Operate

The Company’s relationships with the communities in which the Company operates are critical to ensuring the future success of existing operations and the construction and development of future projects. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain NGOs, some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact the Company’s relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Political and Country Risk

The Company currently conducts mining operations solely in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: mining royalty and various tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company’s properties, labor unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the potential impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in México may substantively affect the Company’s exploration, development and production activities.

Violence and other Criminal Activities in México

Certain areas of México have experienced outbreaks of localized violence, thefts, kidnappings and extortion associated with drug cartels and other criminal organizations in various regions. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial condition of the Company. In July 2019, the Company announced the temporary suspension all mining and processing activities at the San Martin operation due to a growing level of insecurity in the area and safety concerns for the Company’s workforce. The Company is working with authorities to attempt to secure the area in anticipation of restarting the operation, although it is not known when that might occur.

The Company has in the past experienced several incidents of significant theft of products and other incidents of criminal activity have occasionally affected the Company's employees. The Company maintains extensive security at each of its operating facilities and has implemented detailed and timely assaying protocols and enhanced security procedures in an effort to reduce the probability of such events in the future, however, there can be no guarantee that such protocols and procedures will be effective at preventing future occurrences of theft or other criminal activity. If similar events occur in the future, there could be a significant impact on the Company’s sale of silver and on its gross and net revenues. Previous losses due to theft have in large part been recovered under the Company's insurance policies, however, any such losses in the future may not be mitigated completely or at all by the Company’s insurance policies. Produced metals that are subject to a streaming agreement may still be subject to payment under the agreement where such metals have been stolen, whether or not the resulting losses are covered by insurance.

Changes in Climate Conditions

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

• Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.

• Extreme weather events (such as prolonged drought or flooding) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.

• The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2019, the Company reassessed its reclamation obligations at each of its material mines based on updated LOM estimates, rehabilitation and closure plans. The total discounted amount of estimated cash flows required to settle the Company’s estimated obligations is $40.5 million, which has been discounted using credit adjusted risk free rates ranging from 6.6% to 6.8%, of which $9.4 million of the reclamation obligation relates to the San Dimas Silver/Gold Mine; $8.1 million relates to the La Encantada Silver Mine; $7.1 million relates to the San Martin Silver Mine; $5.0 million relates to the Santa Elena Silver/Gold Mine; $4.3 million relates to the La Parrilla Silver Mine; $3.8 million relates to the Del Toro Silver Mine and $2.2 million relates to the La Guitarra Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Key Personnel

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in mining, exploration, development and finance of mining properties is limited and competition for such persons can be intense. As the Company’s business activity grows, the Company will require additional key operational, financial, administrative and mining personnel. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such successes. If the Company is not successful in attracting and training and in retaining qualified personnel, the efficiency of the Company’s operations could be affected, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. Although the Company has the capacity to continue certain administrative functions remotely, temporary or permanent unavailability of key personnel (including due to contraction of COVID-19 or as a result of mobility restrictions imposed by governments and private actors to combat the spread of COVID-19) may have an adverse impact on the Company’s business.

Employee Relations

The Company’s ability to achieve its future goals and objectives is dependent, in part, on maintaining positive relations with its employees and minimizing employee turnover. In certain of the Company’s operations employees in México are represented by unions and the Company has recently experienced labor strikes and work stoppages in the past, which were resolved in a relatively short period. However, in some instances, labor strikes and work stoppages may take longer to resolve, such as the strike action which resulted in the complete stoppage of mining and milling activities at the San Dimas Mine from February 15, 2017 until April 22, 2017, and such work stoppages may have a material adverse effect on the Company’s business, results of operations and financial condition. There can be no assurance that the Company will not experience future labor strikes or work stoppages or that, if it does, that such labor strikes or work stoppages will be resolved speedily. Union agreements are periodically renegotiated and there can be no assurance that any future union contracts will be on terms favorable to the Company. In addition, relations between the Company and its employees may be impacted by changes to labor legislation in México which may be introduced by the relevant governmental authorities. Any labor strikes, work stoppages or adverse changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company has established and maintains employment policies which are intended to inform and govern the relationship between the Company, its management and its employees. These policies provide guidance and best practices with respect to workplace health and safety, harrassment, anti-discrimination and other relevant matters. The Company believes that its current policies are appropriate and that its management and employees are acting in compliance with such policies, however breaches of these policies may result in the Company being held liable for the actions of its management or employees.

Competition

The mining industry is highly competitive in all its phases. The Company competes with a number of companies which are more mature or in later stages of production and may be more able to attract human resources, equipment and materials. These companies may possess greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees and mining contractors. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and expects to continue to seek new exploration, mining and development opportunities with a focus on silver. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties, such as the acquisition of Primero. In pursuit of such opportunities, the Company may fail to select appropriate acquisitions or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and such acquired businesses may be subject to unanticipated liabilities.

Although the Company has conducted what it believes to be a prudent and thorough level of investigation in connection with prior acquisitions, including the acquisition in 2018 of Primero, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, acquires business or properties. Following completion of an acquisition, the Company may discover that it has acquired substantial undisclosed liabilities. The existence of undisclosed liabilities could have an adverse impact on the Company’s business, financial condition, results of operations and cash flows. Although the Company will generally seek to obtain extensive representations and warranties relating to an acquired business or property, in the event that there is a breach of such representations and warranties, the Company may have limited or no recourse against any party for such breaches, following consummation of an acquisition.

The ability to realize the benefits of an acquisition (including the acquisition of Primero) will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Company’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating the Company’s business and the acquired business following completion of the acquisition. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities following completion of the acquisition and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the Company’s ability to achieve the anticipated benefits of the acquisition.

The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Future acquisitions by the Company may be completed through the issuance of equity, in which case the interests of shareholders in the net assets of the Company may be diluted.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and those of the Company’s stakeholders and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and the Company’s financial position at that time. All employees, including officers, are required to disclose any conflicts of interest pursuant to the Company’s Code of Ethical Conduct. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. See “Insurance Risk” below. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings, and may be involved in disputes with other parties, which may result in a significant impact on its financial condition, cash flow and results of operations.

Enforcement of Judgments/Bringing Actions

The Company is organized under the laws of, and headquartered in, British Columbia, Canada. In addition, the majority of the Company’s assets are located outside of Canada and the United States. As a result, it may be difficult or impossible for an investor to enforce judgments against the Company and its directors and officers obtained in United States courts or Canadian courts in courts outside of the United States and Canada based upon the civil liability provisions of United States federal securities laws or applicable Canadian securities laws or bring an original action against the Company and its directors and officers to enforce liabilities based upon such United States or Canadian securities laws in courts outside of the United States and Canada.

Anti-Corruption and Anti-Bribery Laws

The Company’s operations are governed by, and involve interactions with, many levels of government in numerous countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (Canada) and similar laws in México. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. The Company’s internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third-party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company’s reputation, result in significant penalties, fines and/or sanctions, and/or have a material adverse effect on the Company’s operations.

Compliance with Canada’s Extractive Sector Transparency Measures Act

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) became effective June 1, 2015, requiring public disclosure of certain payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including Aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting may result in fines. The Company commenced reporting in May 2017 for the fiscal year ended December 31, 2016 and is currently up to date on its filings under ESTMA. If the Company becomes subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions which may also have a material adverse effect on the Company’s reputation.

Critical Operating Systems

Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. The Company’s mines and mills are for the most part automated and networked such that a cyber-incident involving the Company’s information systems and related infrastructure could negatively impact its operations. A corruption of the Company’s financial or operational data or an operational disruption of its production infrastructure could, among other potential impacts, result in: (i) loss of production or accidental discharge; (ii) expensive remediation efforts; (iii) distraction of management; (iv) damage to the Company’s reputation or its relationship with suppliers and/or counterparties; or (v) in events of noncompliance, which events could lead to regulatory fines or penalties. Any of the foregoing could have a material adverse effect on the Company’s business, results of operations and financial condition.

While the Company invests in robust security systems to detect and block inappropriate or illegal access to its key systems and works diligently to ensure data and system integrity, there can be no assurance that a critical system is not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.

Financial Risks

Metal Prices May Fluctuate

The Company’s revenue is primarily dependent on the sale of silver and gold and movements in the spot price of silver or gold may have a direct and immediate impact on the Company’s income and the value of related financial instruments. The Company also derived by-product revenue from the sale of lead and zinc, which accounted for approximately 2% and 1%, respectively, of the Company’s gross revenue for the year ended December 31, 2019. The Company’s sales are directly dependent on commodity prices. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations for inflation, currency exchange rate fluctuations, interest rates, global and regional supply and demand, consumption patterns, speculative market activities, worldwide production and inventory levels, and sales programs by central banks. Mineral reserves on the Company’s properties have been estimated on the basis of economic factors at the time of estimation; variations in such factors may have an impact on the amount of the Company’s mineral reserves and future price declines could cause any future development of, and commercial production from, the Company’s properties to be uneconomic. Depending on metal prices, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue operations or development at some of its properties or may be forced to sell some of its properties. Future production from the Company’s mining properties is dependent on metal prices that are adequate to make these properties economic.

Furthermore, Mineral Reserve estimations and Life-of-Mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mineral properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s possible future reserve estimates and its financial condition, declining metal prices may impact operations by requiring a reassessment of the feasibility of a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Price Volatility of Other Commodities

The Company’s cost of operations and profitability are also affected by the market prices of commodities that are consumed or otherwise used in connection with the Company’s operations, such as LNG, diesel fuel, electricity, cyanide, explosives and other reagents and chemicals, steel and cement. Prices of such consumable commodities may be subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company’s control. Increases in the prices for such commodities could materially adversely affect the Company’s results of operations and financial condition.

Global Financial Conditions

Global financial markets are experiencing extreme volatility as a result of the ongoing COVID-19 crisis. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company.

Increased levels of volatility and market turmoil could have an adverse impact on the Company’s operations and planned growth and the trading price of the securities of the Company may be adversely affected.

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the ongoing situation concerning the COVID-19 novel coronavirus ("COVID-19"). Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company's business could be materially adversely affected by the effects of the COVID-19 outbreak. As at the date of this AIF, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected with COVID-19 could result in a widespread global health crisis that could adversely affect global economies and financial markets, resulting in a protected economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, the availability of industry experts and personnel, restrictions to the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely. On March 24, 2020, the Mexican federal government implemented a decree imposing certain preventive measures aimed at mitigating the impact of COVID-19. The decree temporarily suspends certain activities relating to physical gatherings and the transit or movement of individuals. The decree has not yet mandated restricted access to or the closure of any of the Company’s facilities. However, there can be no guarantee that the decree will not be extended in the future to impose more severe measures or restrictions or that state governments in those jurisdictions in which the Company’s facilities are located will not pass similar decrees reducing or preventing access to the Company’s facilities, potentially causing disruption or closure of one or more of the Company’s mines. The Company believes that it is in compliance with the decree, and in accordance with the decree has implemented certain measures aimed at reducing the potential spread of COVID-19 at its facilities, including, as of the date hereof, none of the Company’s active mining operations have suffered significant reductions in operations, however, there is no guarantee that this will continue to be the case and the Company may experience significant disruptions to or closures of some or all of its active mining operations. Any such disruptions or closures could have a material adverse effect on the Company’s production, income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by the COVID-19 crisis which may in turn cause further disruption to the Company’s business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company’s mines. Any long term closures or suspensions may also result in the loss of personnel or the workforce in general as employees seek employment elsewhere.

The impact of COVID-19 and government responses thereto may also continue to have a material impact on financial results and could constrain the Company's ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

Foreign Currency

The Company carries on its primary mining operations activities outside of Canada. Accordingly, it is subject to the risks associated with fluctuation of the rate of exchange of other foreign currencies, in particular the Mexican Peso (MXP), the currency in which the majority of the Company’s material and labour costs are paid, and the United States dollar, the currency used for calculating the Company’s sales of metals (and the financial statements of the Company), and the Canadian dollar in which some of the Company’s treasury is held and in which some of its costs are paid. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: MXP denominated cash and cash equivalents, short term investments, accounts receivable and value added taxes (“VAT”) receivable, accounts payable, and investments in mining interests. Such currency fluctuations may materially affect the Company’s financial position and results of operations.

Taxation in Multiple Jurisdictions

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company and its subsidiaries operate and judgments as to their interpretation and application to the specific situation. The Company’s business and operations and the business and operations of its subsidiaries is complex and the Company has, historically, undertaken a number of significant financings, acquisitions and other material transactions.

In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. While management believes that the Company’s provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities who may challenge the Company’s interpretation of the applicable tax legislation and regulations. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Any review or adjustment may result in the Company or its subsidiaries incurring additional tax liabilities. Any such liabilities may have a material adverse effect on the Company’s financial condition.

The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, México, Barbados, Switzerland or the Netherlands or any other countries in which the Company’s subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company’s taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.

Challenges to the Advance Pricing Agreement

Overview

The Mexican tax authority (the “SAT”) initiated a proceeding seeking to nullify the Advance Pricing Agreement (the “APA”) which it had previously issued to Primero with respect to the San Dimas mine in 2012. The APA had confirmed Primero’s basis for paying taxes on the price Primero realized for silver sales between 2010 and 2014. If the SAT’s nullification challenge is successful it would have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company is continuing to advance discussions with SAT, there can be no certainty on the timing or outcome of such discussions, and the ultimate outcome of such discussions may have a material and adverse effect on the Company.

Background

In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into the Prior San Dimas Stream Agreement with Wheaton in connection with the San Dimas Mine and two other mines in México. Under the Prior San Dimas Stream Agreement, Goldcorp received cash and securities in exchange for an obligation to sell certain silver extracted from the mines at a price set forth in the Prior San Dimas Stream Agreement.

In order to satisfy its obligations under the Prior San Dimas Stream Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Wheaton company in the Caymans (“SWC”). Upon Primero’s acquisition of the San Dimas Mine, the Prior San Dimas Stream Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas Mine concession under the Prior San Dimas Stream Agreement.

As amended and restated, the provisions of the Prior San Dimas Stream Agreement required that, on a consolidated basis, Primero sell to Wheaton during a contract year (August 6th to the following August 5th), 100% of the amount of silver produced from the San Dimas Mine concessions up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the “PEM Realized Price”). In 2017, the contract price was $4.30. The price paid by Wheaton under the Prior San Dimas Stream Agreement represented the total value that Primero and its affiliates received for the sale of silver to Wheaton. In May 2018 the Prior San Dimas Stream Agreement was terminated between Wheaton and STB in connection with the Company entering into the New San Dimas Stream Agreement.

The specific terms of the Prior San Dimas Stream Agreement required that Primero sell the silver through one of its non-Mexican subsidiaries, STB, to Wheaton’s Cayman subsidiary, WPMI. As a result, Primero’s Mexican subsidiary that held the San Dimas Mine concessions, Primero Empresa Minera (“PEM”), entered into an agreement (the "Internal Stream Agreement") to sell the required amount of silver produced from the San Dimas Mine concessions to STB to allow STB to fulfill its obligations under the Prior San Dimas Stream Agreement.

When Primero initially acquired the San Dimas Mine, the sales from PEM to STB were made at the spot market price while the sales by STB to SWC were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In 2010, PEM amended the terms of sales of silver between itself and STB under the Internal Stream Agreement and commenced to sell the amount of silver due under the Prior San Dimas Stream Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to obtain assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, Primero applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as PEM's basis for calculating taxes owed by it on the silver sold to STB under the Internal Stream Agreement. Under Mexican law, an Advanced Pricing Agreement (“APA”) is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

In 2015 the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT did not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. Since such time, the SAT issued observation letters to PEM stating that PEM should pay taxes on the market price of silver and began issuing reassessments of taxation years 2010 to 2012 which the company has attempted to defend with Administrative Appeals and Mutual Agreement Procedures. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Prior San Dimas Stream Agreement for 2010 through 2014. The Company subsequently learned that SAT’s reasoning in part for seeking the nullification was related to its suspicion of corruption within SAT in that one of the external service providers to Primero had a familial relationship with the responsible individual within the transfer pricing department of SAT. The Mexican legal courts ruled in 2017 in favour of the individual in SAT that was accused of failing to recuse himself on the APA matter, effectively denying the corruption claim. However, there is no assurance that SAT will discontinue its nullification challenge to the APA which remains before the Mexican courts. The Company is unable to provide any certainty as to the outcome or timing of such challenge.

Primero is an “interested party” in this proceeding. While PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favor of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold under the Internal Stream Agreement would likely have a material adverse effect on the Company's results of operations, financial condition and cash flows.

Tax Uncertainties

For the 2015 and subsequent tax years, Primero continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. To the extent the SAT determines that the appropriate price of silver sales under the Internal Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it would have a material adverse effect on Company's business, financial condition and results of operations.

Tax Audits and Reassessments

Any reassessment by applicable tax authorities of the Company’s tax filings and the continuation or timing of any such process is outside of the Company’s control.

In 2019, pursuant to the ongoing tax audits and in advance of the expiry of statute barred periods of reassessment, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $260.9 million. The key elements included reassessments based on the market price of silver ($70.6 million), denial of the deductibility of interest expenses and service fees ($28.4 million), and interest and penalties ($161.9 million). The Company believes that it continues to have a legally valid in force APA for the period 2010 to 2014. The Company is vigorously defending its position and believes that SAT is acting outside of domestic and international tax conventions. If the Company is unable to favourably resolve any of these reassessment matters, there may be a material adverse effect on the Company and its financial condition.

VAT Receivables

The Company is subject to credit risk through its significant VAT receivables balance that is collectible from the government of México. Due to legislative rules and a complex collection process, there is a risk that the Company’s VAT receivable balance may not be refunded, or payment will be delayed. Even though the Company has in the past recovered VAT routinely, VAT recovery in México remains a highly regulated, complex and, at times, lengthy collection process. If the Company does not receive its VAT receivable balances or if payment to the Company is delayed, the Company’s financial condition may be materially adversely affected.

Transfer Pricing

The Company conducts business operations in various jurisdictions and through legal entities incorporated in a number of jurisdictions, including Canada, México, Switzerland, Barbados and the Netherlands. The tax laws of these jurisdictions and other jurisdictions in which the Company may conduct future business operations have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s- length pricing principles and that contemporaneous documentation must exist to support that pricing. The taxation authorities in the jurisdictions where the Company carries on business could challenge its arm’s-length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Company’s transfer pricing policies, the Company may be subject to additional income tax expenses and could also be subject to interest and penalty charges. Any such increase in the Company’s income tax expense and related interest and penalties could have a significant impact on the Company’s future earnings and future cash flows.

Hedging Risk

The Company currently does not use derivative instruments to hedge its silver commodity price risk. The effect of price variation factors for silver, gold, lead or zinc cannot accurately be predicted and are at this time completely unhedged. In the past, the Company has entered into forward sales arrangements with respect to a portion of its lead and zinc production. In the future the Company may enter into further forward sales arrangements or other hedging agreements. Hedging involves certain inherent risks including: the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counter-party is able to offer the Company; the risk that the Company enters into a hedging position that cannot be closed out quickly; and the risk that, in respect of certain hedging products, an adverse change in the market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There can be no assurance that a hedging program will be successful, and although hedging may protect the Company from adverse changes in foreign exchange or currency, and interest rate or commodity price fluctuations, it may also prevent the Company from realizing gains from positive changes.

Commitments under Streaming Agreements

The Company’s ability to make deliveries under the New San Dimas Stream Agreement, and the stream on the Santa Elena Mine with Sandstorm Resources Ltd., is dependent on the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the other factors set out in these Risk Factors. Failure to fulfill the Company’s commitments under these agreements could result in adverse impacts on the Company’s business. Further, if metal prices improve over time, these agreements may reduce the Company’s ability to sell resources later at higher market prices due to obligations under these agreements.

The New San Dimas Stream Agreement fixes the ratio that will be used to calculate the amount of gold the Company is required to deliver to WPMI on account of silver production at the San Dimas Mine at 70 to 1, with provisions to adjust the ratio if the ratio of the market price of gold to the market price of silver (calculated in accordance with the New San Dimas Stream Agreement) moves above or below 90 to 1 or 50 to 1, respectively, for any consecutive 6 month period during the term of the New San Dimas Stream Agreement. Any adjustment to the ratio may impact the amount of gold deliverable under the New San Dimas Stream Agreement which may have a material adverse effect on the Company’s financial performance depending on the relative market prices of gold and silver. Subject to such adjustment provisions, the ratio that will be used to calculate the amount of gold the Company is required to deliver under the New San Dimas Stream Agreement is fixed. The market prices of gold and silver may fluctuate. At any given time, the amount of gold that the Company is required to deliver under the New San Dimas Stream Agreement may have a greater value than the amount of silver production on which the calculation is based. This may have a material adverse effect on the Company’s financial performance.

Counterparty and Market Risks

From time to time the Company may enter into sales contracts to sell its products, including refined silver from doré bars, silver, gold, lead and zinc concentrates, to metal traders after being refined by refining and smelting companies. In addition to these commercial sales, the Company also markets a small portion of its silver production in the form of coins and bullion products to retail purchasers directly through the Company’s corporate e-commerce website. There is no assurance that the Company will be successful in entering into or re-negotiating sales contracts with brokers and metal traders or refining and smelting companies and retail purchasers on acceptable terms, if at all. If the Company is not successful in entering into or re-negotiating such sales contracts, it may be forced to sell some or all of its products, or greater volumes of its products than it may desire in adverse market conditions, thereby reducing the Company’s revenues on a per ounce basis.

In addition, should any counterparty to any sales contract not honor such contract or become insolvent (as has occurred with Republic (see "General Development of the Business – Most Recent Three Years")), the Company may incur losses for products already shipped, may be forced to sell greater volumes of products, may be forced to sell at lower prices than could be obtained through sales on the spot market, or may not have a market for its products. The Company’s future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that the Company’s products will meet the qualitative requirements under future sales contracts or the requirements of buyers.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international brokerage organizations. Additionally, silver-lead and related base metal by-products are sold primarily through two international organizations. Payments of receivables are scheduled routinely and received normally within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is usually not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception of the above, the Company believes it is not exposed to significant credit risk.

Obtaining Future Financing

The further exploitation, development and exploration of mineral properties in which the Company holds an interest or which it acquires may depend upon the Company’s ability to obtain financing through equity financing or debt financing, pre-sale arrangements, joint ventures or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals and equity markets may make it difficult or impossible for the Company to obtain further financing on favorable terms or at all. If the Company is unable to obtain additional financing, it may be required to delay or postpone exploration, development or production on some or all of its properties, potentially indefinitely.

As at December 31, 2019, the Company had approximately $169.0 million of cash and cash equivalents in its treasury and working capital of $171.1 million while total available liquidity, including $55.0 million of undrawn revolving credit facility (under the New Credit Facility), was $226.2 million. As a result of the Company’s ability to earn cash flow from its ongoing operations, the Company expects to have sufficient capital to support its current operating requirements in the foreseeable future, provided it can continue to generate cash from its operations and that costs of its capital projects are not materially greater than the Company’s projections. There is a risk that commodity prices or demand for the products decline, including as a result of the impact of the COVID-19 crisis, and that the Company is unable to continue generating sufficient cash flow from operations or that the Company requires significant additional cash to fund expansions and potential acquisitions. The availability of such additional cash may be adversely impacted by uncertainty in the financial markets, including as a result of the COVID-19 crisis. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, major expansion, development and exploration plans.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metals market were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need injection of additional capital to address its cash flow requirements.

Indebtedness

As of December 31, 2019, the Company’s total consolidated indebtedness was $180.5 million, $23.0 million of which was secured indebtedness.

The Company is required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders.

The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance its indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond the Company’s control. The Company may not continue to generate sufficient cash flow from operations in the future to service this debt and to make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the New Credit Facility require the Company to satisfy various positive and negative covenants, including maintaining at all times, certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness, assume certain liens or engage in certain types of transactions. Any future or additional indebtedness may be subject to more stringent covenants. The Company can provide no assurances that in the future, the Company will not be constrained in its ability to respond to changes in its business or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Failure to comply with these covenants, including a failure to meet the financial tests or ratios, would result in an event of default and would allow the lenders thereunder to accelerate maturity of the debt or realize upon security over the Company’s assets. An event of default under the New Credit Facility could result in a cross-default under the Company’s equipment leases, streaming agreements or other indebtedness (and vice versa) and could otherwise materially and adversely affect the Company’s business, financial condition and results of operations and the Company’s ability to meet its payment obligations with respect to the Company’s debt facilities, as well as the market price of the Company’s common shares.

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments and debt facilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2019, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities. The Company’s finance leases bear interest at fixed rates. Based on the Company’s interest rate exposure at December 31, 2019, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

Shares Reserved for Future Issuances; Dilution

The Company may issue and sell additional securities of the Company to finance its operations or future acquisitions including sales pursuant to an ATM Offering. The Initial Notes and the Over-Allotment Notes are, in accordance with their terms, convertible into common shares of the Company. In addition, the Company has outstanding stock options and, from time to time, may also issue share purchase warrants of the Company pursuant to which common shares may be issued in the future. Any such convertible securities are more likely to be exercised when the market price of the Company’s common shares exceeds the exercise price of such instruments. The issuance of shares pursuant to an ATM Offering and the exercise of convertible securities and the subsequent resale of such common shares in the public markets could adversely affect the prevailing market price of the Company’s common shares and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional convertible securities. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Volatility of Share Price

The market price of the shares of precious metals and resource companies, including the Company, tends to be volatile. The trading price of the Company’s shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors, including the following:

• the price of silver and (to a lesser extent) other metals;
• the Company’s operating performance and the performance of competitors and other similar companies;

• the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with securities regulatory authorities;

• changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resources sector;

• changes in general economic conditions;

• the number of the Company’s common shares to be publicly traded after an offering, inlcuding additional Common Shares issued pursuant to a prospectus supplement filed in connection with the Company's Base Shelf Prospectus and Registration Statement;

• the arrival or departure of key personnel;

• acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

• equity or debt financings by the Company.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. Securities markets frequently experience price and volume volatility, and the market price of securities of many companies may experience wide fluctuations not necessarily related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the Company’s common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Impairments

It is possible that material changes could occur that may adversely affect management’s ability to realize the estimated cash generating capability of the carrying value of non-current assets which may have a material adverse effect on the Company. Impairment estimates are based on management’s cash generating assumptions of its operating units, and sensitivity analyses and actual future outcomes may differ from these estimates.

Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators.

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”), using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent registered public accounting firm of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX, or that these controls will prevent theft or fraud, especially where collusion exists amongst employees.

Allocation of Capital - Sustaining and Expansionary Capital

The Company has budgeted $171.5 million for 2020 as sustaining capital and expansionary capital for investments in property, plant and equipment, mine development and exploration. Sustaining capital consists of capital expenditures required to maintain current operations. Expansionary capital is earmarked for growth projects to expand current operations. A total of $52.6 million has been earmarked for sustaining capital and $118.9 million has been planned for expansionary projects in 2020. There can be no assurance that such cost estimates will prove to be accurate. The Company may alter its allocation of capital to provide for revised strategic planning, metal price declines or other external economic conditions. Actual costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. Failure to stay within cost estimates or material increases in costs could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Factors which may influence costs include the risks outlined under the headings “Operating Hazards and Risks” and "Infrastructure", as well as the following:

• shortages of principal supplies needed for construction;

• restrictions or regulations imposed by power commissions, governmental or regulatory authorities with respect to planning and construction, including permits, licences and environmental assessments;

• changes in the regulatory environment with respect to planning and construction;

• the introduction of new property or capital taxes; and

• significant fluctuations in the exchange rates for certain currencies.

Insurance Risk

Although the Company has multimodal insurance policies that cover: material damage to buildings, including by earthquakes; material damage to contents, including by earthquakes; loss and consequential damages (including removal, utilities, fixed costs, wages and extraordinary expenses); and responsibility to third parties, such insurance might not cover all the potential risks associated with its operations. These policies also carry deductibles for which the Company would be obligated to pay in connection with a claim thereunder. Liabilities that the Company incurs may exceed the policy limits of its insurance coverage, may not be insurable, or may be liabilities against which the Company has elected not to insure due to high premium costs or other reasons. In any such event, the Company could incur significant costs that could adversely impact its business, operations or profitability.

Continued Growth

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance the Company’s continued growth and sustain capital requirements. If the Company does not realize satisfactory prices for its products (principally silver and gold), it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements may result in dilution to the Company’s existing shareholders and could adversely affect the Company’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements the Company might have. In addition, the Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company’s mining or processing operations could materially adversely affect the Company’s business, results of operations, financial condition and liquidity.

Benefit of Growth Projects

As part of the Company’s strategy, the Company will continue efforts to develop and acquire new mineral projects and will have an expanded portfolio of such projects as a result of the acquisition of Primero and the San Dimas Mine. A number of risks and uncertainties are associated with the exploration, development and acquisition of these types of projects, including political, regulatory, design, construction, labor, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results for the Company’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favorable than current estimates, the combined company’s business, results of operations, financial condition and liquidity could be adversely impacted.

Ownership by a Single Shareholder

In connection with the termination of the Prior San Dimas Stream Agreement, the Company issued 20,914,590 Common Shares to WPMI, with volume selling restrictions thereafter. Based on its latest public disclosure filings, WPMI owns approximately 10% of the Company’s issued and outstanding Common Shares. As such, WPMI is in a position to exert influence over matters requiring shareholder approval, including the determination of significant corporate actions that could otherwise be beneficial to the Company’s other shareholders, including the election and removal of directors, amendments to the Company’s corporate governing documents and business combinations. The Company’s interests and those of WPMI may at times conflict, and this conflict might be resolved against the Company’s interests. The concentration of ownership by a single shareholder may practically preclude an unsolicited take-over bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares.

Product Marketing and Sales

Silver is sold by the Company using a small number of international metal brokers who buy from the Company and act as intermediaries between the Company, the LBM or end consumers. The final product from the Company's facilities comes in two forms: silver doré bars and various concentrates of silver, lead, zinc and gold. The physical silver doré bars usually containing greater than 90% silver with some gold and other impurities are delivered to one of two refineries where doré bars are refined to commercially marketable 99.9% pure silver bars. The production of concentrates in powder form containing silver, lead, zinc and gold are delivered to brokers in Manzanillo, México where they are blended with other producers’ concentrates and shipped abroad to smelters where they are smelted to separate the base metal by-products of lead and/or zinc from the silver and gold content for delivery to the global buyers of silver, gold, lead or zinc. The metal refineries and smelters charge the Company for their refining and smelting services, and turn out refined products of silver, gold, lead and zinc. Refining of doré bars is a fraction of the cost of smelting concentrates for silver as measured on a per silver ounce basis. At December 31, 2019, all of the three operating units of the Company were producing doré bars and no concentrates were being commercially produced.

The Company delivers its production via a combination of private aircraft, armoured cars and trucks to a number of refineries and smelters who then, once they have refined or smelted the silver to commercial grade, transfer the silver and by-products to the physical market. The Company transfers possession of its concentrates to the smelters and in turn receives immediate assignment of provisional contained metals to its brokerage accounts. As concentrates can vary in grade and quality from shipment to shipment, there is a final settlement process to settle any variances based on the outturn of the smelted metals, usually 90 to 120 days after physical transfer of the concentrates. Likewise, but to a lesser extent, doré is turned out usually within 25 to 30 calendar days and any final variances in assays is settled at that time through the refiner assigning any liquidation differences to the metal brokers. The Company normally receives 95% to 98% of the value of its sales of doré on delivery to the refinery, and 90% to 95% of the value of concentrates on delivery to the smelter, with final settlements upon outturn of the smelted or refined metals, less processing costs.

As the Company has a number of metal brokers, refineries and smelters with which it does business, the Company is not economically dependent on any one of its brokers, refineries or smelters.

First Majestic’s senior management in Vancouver and Europe negotiate sales contracts. Contracts with smelting and refining companies, as well as metals brokers and traders are tendered and re-negotiated as required. The Company currently sells its silver (gold) doré through one international brokerage organization. Additionally, concentrates and related base metal by-products are sold primarily through two international organizations, with an alternate available to prevent any dependency on the existing smelter of silver, lead and zinc concentrates.

First Majestic continually reviews its cost structures and relationships with smelting and refining companies and metal traders in order to maintain the most competitive pricing possible while not remaining completely dependent on any single smelter, refiner or trader.

In addition to these commercial sales, First Majestic also markets a small portion of its silver production in the form of coins and silver bullion products to retail purchasers directly over its corporate e-commerce web site. Less than 1% of the Company’s production was sold in retail transactions during 2018. Products sold included half ounce and one-ounce rounds, 10 gram cubes, five ounce ingots, 10 ounce ingots, one kilogram bars, 50 ounce poured bars and an 18 ounce custom coin set.

Social and Environmental Policies

First Majestic recognizes the growing strategic importance of the management of social and environmental performance to assure the sustainability of the Company's operations, and land access requirements. First Majestic works to avoid, minimize or compensate for any social or environmental impacts of the Company’s activities, while always abiding by environmental regulations and pursuing international best practices.

Aligned with the Company values and commitments to continuous improvement, the Company has developed a strategic and systematic approach to social and environmental management. Responsible practices and systems of governance are incorporated into corporate strategy, policies and management standards, and the Company continuously evaluates and improves its social and environmental performance.

Corporate Social Responsibility ("CSR")

First Majestic is committed to socially responsible mining: working ethically and with integrity, taking responsibility for our impacts on the environment and the communities where we operate, while contributing to local sustainable development. First Majestic recognizes that only by acting in a socially responsible manner and integrating such practices into its management systems and standards, can it assure the sustainability of its business.

The Company seeks to develop and maintain collaborative relationships with host communities and aims to contribute to the quality of life and sustainable development in the locations in which it operates. Local teams engage in constructive dialogue with local and regional partners, demonstrating transparency regarding our operational plans and activities and respecting the rights, traditions and cultural identity of local communities.

First Majestic aims to proactively support the development needs of local communities by maximizing the social and economic benefits that can be generated by its operations and projects. The Company works to identify and collaboratively address development opportunities that intersect with its business, and actively engage with host communities and other stakeholders to ensure social investments are aligned with local priorities and needs, and contribute to development that meets the needs and expectations of our host communities for present and future generations. In 2019, these social investments focused on access to potable water, road construction, sanitation and waste management infrastructure, education, health and communications facilities and programs as well as support for the development of rural economic livelihoods such as agriculture and ranching. Additionally, funding for social development projects in communities was obtained through contributions made by the Company to the México Mining Tax Fund.

Beyond the direct economic benefits of First Majestic's operations and projects, the Company engages with local populations to identify other key areas of opportunity for collaboration. Local teams regularly participate with community schools, medical services and municipal governments in implementing educational activities and campaigns in areas such as regional health promotion, environmental education and management, emergency response, and promotion and protection of local cultural heritage.

Ultimately, First Majestic acts to build and maintain the trust of local communities, respecting their rights and interests, and contributing in a net positive manner to their socio-economic wellbeing. The policies, programs and procedures we have developed provides the basis for more measurable and systematic management of social performance of the Company's mining operations and exploration projects.

The First Majestic Social Management System (“SMS”) is based on knowledge management, social performance best practices, clear performance indicators, structured analysis and a longer-term planning process for operational continuity and sustainability. The following core elements of the First Majestic SMS are incorporated at all First Majestic operation and exploration sites:

• Stakeholder mapping, engagement management plans;
• Risk assessment and management plans;

• External grievance mechanisms;
• Social incidents management; and

• Local Content management

The Company’s operation in Durango at the La Parrilla mine have been recognized for twelve consecutive years with the Socially Responsible Business Distinction Award by The Mexican Center for Philanthropy (Centro Mexicano para la Filantropia). The San Dimas mine also received the distinction for the ninth consecutive year. The Santa Elena mine was also recognized in 2019. This honour from within the Mexican community recognizes excellence in CSR management, corporate ethics, work environment, community involvement and environmental responsibility. The awards affirm First Majestic’s commitment to sound CSR practices and demonstrates the Company's commitment to transparency, and social responsibility within its operations and projects in México.

Environmental Stewardship

The Company´s operations are subject to and materially conform with all current environmental laws and regulations in the jurisdictions where it operates. These environmental regulations provide strict restrictions and prohibitions against spills, releases and emission of various substances related to industrial mining operations that could result in environmental contamination.

The First Majestic Environmental Management System (“EMS”) supports the implementation of the environmental policy and is applied in all operations, to standardize tasks, and strengthen a culture focused on minimizing environmental impacts. The EMS is based on the requirements of the international standard ISO 14001:2015 and the requirements to obtain the Certificate of Clean Industry, issued by SEMARNAT through the Federal Attorney of Environmental Protection ("PROFEPA") in México.

First Majestic’s EMS has implemented an Annual Compliance Program to review all environmental obligations and these are conducted by each business unit. Additionally, the Company has implemented an on-line risk management platform that contains all the environmental obligations or conditions that must best fulfilled under the environmental permits. Three of our Business units (Del Toro, Santa Elena and San Dimas) are participating in the voluntary process of audits to assess compliance, through the National Environmental Audit Program of PROFEPA. In October 2018 the Del Toro Mine renewed its Clean Industry accreditation for another two years. The San Dimas mine has completed all requirements for its renewal and is awaiting an announcement by PROFEPA.

The Company has implemented an environmental policy and the general objectives of the policy are to:

• meet all applicable Mexican environmental legal requirements, particularly those expressed in the Laws, Rules and Regulations, through its subsidiaries;

• Design, build, operate and remediate at the close of our operations in accordance with applicable local laws and regulations and guided by international best practices.

• Promote the commitment and capacity of our employees to implement the environmental policy using integrated management systems.

• Be proactive with environmental management programs so that, in the future, communities are not left with responsibilities for our operations.

• Communicate openly to employees, the community and governments about our plans, programs and environmental performance.

• Work together with government agencies, local communities, educational institutions and suppliers to ensure the safe handling, use and disposal of all our materials and products.

• Use the best technologies to continuously improve the safe and efficient use of resources, processes and materials.

Responsibilities for activities related to environmental performance are assigned to specific individuals that are responsible for assuring their proper execution. The leader of the mining business unit or project is directly responsible for compliance with its plans and programs and ensuring the proper functioning of the EMS.

Taxation

The taxation of corporations in México is often complex and is assessed via overlapping layers of taxation on a number of different tax bases, with credits or offsets permitted in certain cases between various tax liabilities. In late 2013, the Mexican government approved major reforms to the Mexican system of taxation, followed by additional reforms enacted in late 2015 and late 2019. The explanation below is not intended to be a detailed and conclusive description of all of the many forms of Mexican corporate taxes, but is a current summary of the most relevant and material forms of corporate taxes impacting mining companies operating in México and expected to apply on a prospective basis.

Taxes in México are levied in the normal course of business and are levied in the form of: (i) Corporate Income Taxes (referred to as ISR), (ii) Special Mining Duty (also referred to as Mining Royalty), (iii) Value Added Taxes (“VAT” or "IVA"), (iv) Profit sharing taxes ("PTU"), (v) Mining Rights Taxes, and (vi) Municipal or Property Taxes. All of these taxes (except for Municipal Taxes) are administered at the federal level by Servicio de Administration Tributaria ("SAT") often referred to as “Hacienda”.

Corporations resident in México are taxed on their worldwide income. The applicable tax rates and related tax bases applicable to fiscal 2018 are as follows:

(i) Corporate Income taxes ("ISR") - 30% on a corporation’s taxable income in 2018. Normal business expenses may be deducted in computing a corporation’s taxable income, including inflationary accounting for certain concepts of revenue and expenses;

(ii) Special Mining Duty - 7.5% on a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The royalty is deductible for corporate income tax purposes, therefore after taxes the net impact is 70% of 7.5% or 5.25% after tax;

(iii) Environmental Duty - 0.5% on revenues from the sale of precious metals (gold, silver, platinum). The duty is deductible for corporate income tax purposes;

(iv) Value Added Taxes - 16% payable monthly on taxable receipts from the sales of goods and services in México and 0 % on exports, creditable against the IVA paid on deductible services, expenses and imports;

(v) Profit sharing Taxes - 10% on a corporation’s taxable income and payable to the workers in the corporation, creditable against corporate income taxes payable;

(vi) Mining Rights Taxes - a nominal rate charged on a per hectare basis on a corporation’s mining rights; and

(vii) Municipal Taxes - Zacatecas State (Chalchihuites Municipality) levies a 1.5% tax on the value of constructed facilities at the Del Toro mine.

Dividends received by a Mexican resident from another Mexican resident are exempt from corporate taxes if they are paid out of tax paid retained earnings. Mexican entities have no preferred treatment for capital gains and in some cases capital losses are restricted. A ten-year loss carry-forward period exists, subject to inflation adjustment. The Organization for Economic Co-operation and Development rules apply to transfer pricing matters crossing country borders. Thin capitalization rules are based on a 3 to 1 debt to equity limitation for foreign companies investing in Mexican mining companies.

There is a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). Per the México-Canada tax treaty this dividend withholding tax rate may be reduced to 5%.

In the past, México allowed corporations at their option to consolidate tax filings, effectively enabling the profits of taxable entities to be offset by tax losses in other companies within the consolidated group. Effective January 1, 2008, management of the Company executed a corporate restructuring for tax purposes, enabling it, on a limited basis, to consolidate tax losses of certain of its subsidiaries against the taxable incomes of other subsidiaries (the “Tax Consolidation”). Coincident with the tax consolidation, México introduced an alternative minimum tax or flat tax known as the IETU, effective January 1, 2008 to attempt to limit certain companies from avoiding taxes on their cash earnings in México. In December 2009, México introduced tax consolidation reform rules (the “Tax Reform”), which effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from the Consolidation was realized in 2008, and as such, the benefit of the Consolidation was expected to be recaptured from 2014 to 2023. The Tax Reform also abolished the existing consolidation regime effective as of January 1, 2014 and requires consolidated groups to deconsolidate. Existing groups that began consolidating after 2007 are now required to pay income taxes deferred by virtue of tax consolidation in annual installments based on a mechanism established in specified transition rules.

The tax deconsolidation results in the availability of entity level loss carry-forwards that were previously used to shelter taxable income of other group companies.

In late 2015, the Mexican government approved another tax reform, effective January 1, 2016 whereby among other things companies with unamortized loss carry-forwards from the period of consolidation can elect to claim a credit against the remaining taxes to be repaid as a result of deconsolidation at a rate of 15% of losses utilized. The Company elected to claim this credit during 2016.

Mexican 2020 Tax Reforms - On December 9, 2019 México introduced additional tax reforms to address its Corporate, VAT, and Excise Taxes, referred to as the 2020 Tax Reforms. In addition to a new General Anti-avoidance Rule, the Mexican tax reform of 2020 proposes to deny, under a broad set of circumstances, the deductibility of payments made by Mexican corporations to foreign-related parties subject to a preferred tax regime, where the effective tax rate is less than 22.5%, regardless of whether the payment is made on an arm's length basis. The impact of these new reforms is being analyzed and may impact the Company’s corporate structure and consolidated effective tax rate.

In addition to its Mexican operations, the Company has offices in Barbados and Europe which are actively involved in investments and the sales and marketing activities regarding the global market for its metal production.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of common shares without par value. A total of 209,549,226 common shares of the Company were issued and outstanding as at the date of this AIF.

Each common share of the Company ranks equally with all other common shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive, pro rata, the remaining property of the Company on dissolution. The holders of common shares of the Company have no redemption, retraction, purchase, pre-emptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

As described above, the Company has issued an aggregate of $156.5 million principal amount of 1.875% unsecured convertible senior notes due 2023 (the “Notes”). The Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the Notes is 104.3297 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share (subject to certain adjustment provisions). Interest is payable on the Notes semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2018 to holders of record at the close of business on the preceding February 15 and August 15, respectively.

On or after March 6, 2021, the Company may redeem for cash all or part of the outstanding Notes, but only if the last reported sale price of the Common Shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The redemption price will equal to the sum of (1) 100% of the principal amount of the Notes to be redeemed and (2) accrued and unpaid interest, if any, to, but excluding, the redemption date. The outstanding Notes are also redeemable by the Company in the event of certain changes to the laws governing Canadian withholding taxes.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a “fundamental change” as described in the Note Indenture, at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the purchase date.

The Notes do not carry any rights to vote alongside the holders of the Company’s common shares on any shareholder resolutions.

The Notes are governed by the Note Indenture, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the TSX under the trading symbol “FR”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the TSX for the periods indicated:

Period	High (C$)	Low (C$)	Volume
December 2019	16.50	13.62	16,308,639
November 2019	14.62	12.46	12,058,421
October 2019	14.34	11.92	14,877,297
September 2019	15.50	12.05	19,543,847
August 2019	15.40	11.85	23,191,393
July 2019	13.63	9.66	23,483,435
June 2019	10.70	7.88	15,066,352
May 2019	8.35	7.38	9.941,120
April 2019	8.88	7.74	10,830,046
March 2019	9.59	8.15	13,881,598
February 2019	9.36	7.63	11,793,279
January 2019	8.53	6.67	15,363,437

The common shares of the Company are also listed and posted for trading on the New York Stock Exchange under the trading symbol “AG”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the New York Stock Exchange for the periods indicated:

Period	High ($)	Low ($)	Volume
December 2019	12.69	10.35	102,484,487
November 2019	11.00	9.41	77,937,514
October 2019	10.98	8.98	83,333,570
September 2019	11.62	8.91	110,183,505
August 2019	11.57	8.96	125,571,094
July 2019	10.39	7.36	122,017,052
June 2019	8.13	6.12	72,720,690
May 2019	6.24	5.48	57,321,787
April 2019	6.66	5.78	51,032,362
March 2019	7.19	6.12	72,630,656
February 2019	7.08	5.81	60,489,066
January 2019	6.37	5.01	70,762,230

The common shares of the Company are also quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

PRIOR SALES

Options

The following table sets forth the date, price and number of options that were granted by the Company during the financial year ended December 31, 2019:

Date of Grant	Number of Options Granted	Exercise Price
		(C$)
January 2, 2019	1,306,680	8.18
January 4, 2019	550,000	8.31
January 9, 2019	25,000	8.22
January 15, 2019	10,000	7.13
February 1, 2019	10,000	8.04

February 13, 2019	7,500	7.85
April 1, 2019	30,000	8.79
May 13, 2019	50,000	7.91
May 21, 2019	50,000	7.90
June 3, 2019	100,000	8.21
June 17, 2019	75,000	8.77
July 2, 2019	100,000	10.34
July 12, 2019	30,000	10.34
July 16, 2019	10,000	10.32
August 5, 2019	15,000	12.61
August 15, 2019	7,500	13.55
September 24, 2019	15,000	13.94
October 7, 2019	100,000	12.86
October 22, 2019	30,000	13.02
November 26, 2019	30,000	13.85
November 30, 2019	20,000	14.24
December 3, 2019	30,000	14.50

Restricted Share Units

The following table sets forth the date and number of restricted share units that were granted by the Company during the financial year ended December 31, 2019:

Date of Grant	Number of RSU’s Granted
June 3, 2019	110,000
July 16,2019	127,000
July 16, 2019	35,576
October 7, 2019	1,944

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of the Company, their respective provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the Company’s next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company or he or she becomes disqualified to act as a director. The Company is not required to have an executive committee but it has an Audit Committee, a Compensation and Nominating Committee, and a Corporate Governance Committee as indicated below.

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years(1)	Period as a Director of the Company	No. and Class of Securities(1)	Percentage of Class(2)
KEITH NEUMEYER CEO, President and Director Zug, Switzerland	President of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998; Director and Chairman of First Mining Gold Corp. from March 31, 2015 to present.	December 5, 1998 to present.	Common 3,594,501 Stock Options 1,270,000 RSUs 23,000 PSUs 23,000	2%

DOUGLAS PENROSE, B.Comm., CPA, CA (3) (4) (5) Chairman and Director Summerland, British Columbia, Canada	Retired; Chairman of the Company from January, 2012.	September 7, 2006 to present.	Common 30,000 Stock options 102,034 RSUs 10,000	Less than 1.0%

NICOLE ADSHEAD-BELL, PhD (3)(4) Director Vancouver, British Columbia, Canada

President & Director Cupel Advisory Corp. from April 2019 to present and July 2015 to June 2018; CEO & Managing Director Beadell Resources Ltd from July 2018 to March 2019; Director of Mining Research Sun Valley Gold LLC from January 2012 to June 2015; Director of Beadell Resources Ltd from September 2016 to March 2019; Director of Dalradian Resources Inc. from December 2015 to September 2018; Director of Pretium Resources Inc. from October 2015 to August 2018; Director of Lithium Americas Corp. from March 2016 to June 2017.

		January 1, 2020 to present	Common 4,075 Stock Options 17,232 RSUs 5,000	Less than 1.0%

MARJORIE CO, BSc, LLB, MBA (4)(5) Director Vancouver, British Columbia, Canada	Director, Strategic Relations of Westport Innovations from April, 2012 to February, 2015; Principal of mc3 solutions inc. from February, 2015 to present.	March 1, 2017 to present	Common 9,215 Stock Options 99,496 RSUs 10,000	Less than 1.0%

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years(1)	Period as a Director of the Company	No. and Class of Securities(1)	Percentage of Class(2)
ROBERT A. McCALLUM, B.Sc., P. Eng. (3) (5) Director North Vancouver, British Columbia, Canada	Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present.	December 15, 2005 to present	Common 30,127 Stock Options 102,034 RSUs 5,000	Less than 1.0%

STEVEN C. HOLMES Chief Operating Officer Safford, Arizona USA

Chief Operating Officer of KGHM International from July 2015 to September 2017; Vice President Joint Venture Portfolio of Barrick Gold Corporation from May 2018 to February 2019; self-employed mining executive from February 2019 to February 2020, Chief Operating Officer of the Company from February 2020 to present.

		N/A	Common 17,500 Stock options 200,000 RSUs 12,000 PSUs 12,000	Less than 1%

RAYMOND L. POLMAN, CPA, CA Chief Financial Officer Vancouver, British Columbia, Canada	Chief Financial Officer of the Company from February 2007 to present; Director of First Mining Gold Corp. from March 2015 to present.	N/A	Common 179,200 Stock options 470,000 RSUs 15,000 PSUs 15,000	Less than 1.0%

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years(1)	Period as a Director of the Company	No. and Class of Securities(1)	Percentage of Class(2)
SOPHIE HSIA, LLB, BCL, LLM General Counsel North Vancouver, British Columbia, Canada	General Counsel of Imperial Metals Corporation from March 2015 to July 2019; General Counsel of the Company from July 2019 to present.	N/A	Common Nil Options 135,000 RSUs 7,000 PSUs 5,500	Less than 1.0%

CONNIE LILLICO Corporate Secretary Coquitlam, British Columbia, Canada	Corporate Secretary of the Company from August 2007 to present; Corporate Secretary of First Mining Gold Corp. from March 2015 to June 2016.	N/A	Common 111,500 Stock options 460,000 RSUs 7,000 PSUs 5,500	Less than 1.0%

(1) The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.

(2) Based upon the 209,549,226 common shares of the Company issued and outstanding as of the date of this AIF.

(3) Member of the Audit Committee.

(4) Member of the Compensation and Nominating Committee.

(5) Member of the Corporate Governance Committee.

The directors and senior officers of the Company beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,976,118 common shares of the Company or approximately 2% of the common shares of the Company issued and outstanding as of the date of this AIF.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a) is, at the date of this AIF or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

(i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and by the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

AUDIT COMMITTEE INFORMATION

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee’s Charter is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Members of the Audit Committee are Douglas Penrose, Robert McCallum and Nicole Adshead-Bell. All three members are independent within the meaning of applicable securities laws and all three members are considered financially literate.

Relevant Education and Experience

Douglas Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. He brings over 20 years of experience in leadership positions in corporate finance, including the position of Chief Financial Officer and was most recently the Vice President of Finance and Corporate Services at the British Columbia Lottery Corporation.

Robert McCallum graduated in 1959 from the University of Witwatersrand, South Africa with a Bachelor of Science (Mining) followed in 1971 by completing the Program for Management Development at Harvard Graduate School of Business, Boston, Massachusetts. He was most recently President and CEO of Kensington Resources Ltd. prior to its merger with Shore Gold Inc. in 2005.

Dr. Nicole Adshead-Bell is a geologist with over 24 years of capital markets and mining sector experience, including a cumulative of 12 years as an Independent Director for publicly listed resource companies and six additional years as a Director for the non-profit Association for Mineral Exploration. Her career includes being CEO and Director of ASX-listed Beadell Resources Ltd., a gold mining company, prior to its acquisition in 2019; Director of Mining Research at Sun Valley Gold LLC (an SEC registered investment advisor) and Managing Director of Investment Banking at Haywood Securities. Nicole is currently President of Cupel Advisory Corp., a company she founded to focus on mining sector investments and provide strategic advisory, due diligence and research services to institutional funds and mining companies. She graduated with a Ph.D. in Structural-Economic Geology from James Cook University, North Queensland, Australia.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

a. the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;

b. the exemption in section 3.2 (Initial Public Offerings) of NI 52-110;

c. the exemption in section 3.4 (Events Outside the Control of the Member) of NI 52-110;

d. the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110; or

e. an exemption from NI 52-110 in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

For the year ended December 31, 2019, the Company’s Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy and Procedures

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditor to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets out the fees billed to the Company by Deloitte LLP, Independent Registered Public Accounting Firm, and its affiliates for professional services in each of the years ended December 31, 2019 and December 31, 2019, respectively.

	Year ended	Year ended
Category	December 31, 2019	December 31, 2018
Audit Fees	$1,040,910	$1,168,100
Audit Related Fees	$58,650	$5,000
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

Audit fees include fees for services rendered by the Independent Registered Public Accounting Firm in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings. The 2019 fee includes amounts for 2019 audit services as well as final billings from the 2018 audit which were received in 2019.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or persons or companies who beneficially own, control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transactions with the Company within the three most recently completed financial years or during the current financial year, that has materially affected or is reasonably expected to have a material effect on the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”). Computershare’s register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Davila Santos Litigation

Pursuant to a share purchase agreement (the “FSR Purchase Agreement”) dated April 3, 2006, the Company acquired a controlling interest in First Silver Reserve (“FSR”) for an aggregate purchase price of C$53.4 million. The purchase price was payable to Hector Davila Santos (“Davila Santos”) in three instalments. The first and second instalments totaling C$40.0 million were paid in accordance with the FSR Purchase Agreement. The final 25% instalment of C$13.3 million was not paid to Davila Santos as a result of a dispute between the Company and Davila Santos and his private company involving a mine in México (“the Bolaños Mine”) as set out further below.

In November 2007, the Company and FSR commenced an action against Davila Santos (the “Action”). The Company and FSR alleged, among other things that, while holding the positions of director, President and Chief Executive Officer of FSR, Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to FSR.

In April 2013, the Company received a positive judgment (the “BC Judgment”) from the Supreme Court of British Columbia (the “BC Court”), which awarded the sum of C$96.3 million in favour of First Majestic. The Company received the sum of C$14.85 million (representing monies previously held in trust by Davila Santos’ lawyer) on June 27, 2013 in partial payment of the April 24, 2013 judgment, leaving an unpaid amount of approximately C$81.45 million. Subsequently, the BC Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine and the holding account and periodically provide to the Company certain information regarding the Bolaños Mine (collectively, the “BC Orders”).

As of December 2016, Davila Santos had exhausted all possible appeals in Canada of the BC Judgment. The Company is now seeking to enforce the BC Judgment and BC Orders in México and elsewhere. To that end, the Company obtained a favourable judgment from the Third Civil District Judge of México City on December 27, 2018, which was later confirmed on appeal on May 17, 2019. Davila Santos then filed a claim before the First Circuit Court which declared on October 25, 2019 that the BC Judgment was contrary to the public order of the Mexican State (the “Public Order Judgment”). The Company filed an appeal for review of the Public Order Judgment on November 14, 2019. The resolution of this appeal remains outstanding.

There can be no guarantee of collection on any of the remaining C$81.45 million of the judgment amount and it is likely that it will be necessary to take additional action in México and/or elsewhere to recover the balance. Therefore, the Company has not accrued in its financial statements any additional amounts related to the remaining unpaid judgment in favour of the Company.

Mexican Tax Proceedings

As described above under "Risk Factors - Challenges to the Advance Pricing Agreement", SAT, the Mexican tax authority, initiated a legal proceeding seeking to nullify the APA which it issued to Primero in 2012. The APA confirmed Primero’s basis for paying taxes on the price it realized for certain silver sales between 2010 and 2014. If the SAT’s challenge is successful it would have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company is continuing to advance discussions with SAT, there can be no certainty on the timing or outcome of such discussions, and the ultimate outcome of such discussions may have a material and adverse effect on the Company.

For the 2015 and subsequent tax years, Primero continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it would have a material adverse effect on the Company's business, financial condition and results of operations.

Primero Class Action Litigation

In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the U.S. Court of Appeals for the Ninth Circuit Court (the “Ninth Circuit”) on September 8, 2017. On September 17, 2019, a majority of the Ninth Circuit affirmed the district ruling dismissing the securities class action suit against Primero. A further petition by the plaintiffs for a rehearing "en banc" (a full rehearing of the appeal by 11 of the 29 judges on the Ninth Circuit) was denied on October 24, 2019. The period for plaintiffs to file a petition for a writ of certiorari with the U.S. Supreme Court has now run and we consider this matter concluded.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2019.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2019.

MATERIAL CONTRACTS

Other than material contracts entered into in the ordinary course of business and upon which the Company’s business is not substantially dependent, the following contracts are considered material contracts of the Company:

• the Arrangement Agreement;

• the Note Indenture; and

• the 2019 Sales Agreement.

INTERESTS OF EXPERTS

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

John Morton Shannon, P. Geo and Rod Webster, M.AIG, of AMC Mining Consultants (Canada) Ltd., Peter Oshust, P. Geo. formerly of Amec Foster Wheeler Americas Ltd., Nathan Eric Fier, P. Eng., formerly of Silvercrest Metals Inc., David Rowe, CPG of Rowearth, LLC, Jesus M. Velador Beltran, MMSA, formerly of the Company and Joaquin Merino, P. Geo, Maria E. Vazquez, P. Geo., Gregory Kenneth Kulla, P. Geo., Ramon Mendoza Reyes, P. Eng., Phillip J. Spurgeon, P. Geo. of the Company, prepared certain technical reports or information relating to the Company’s mining properties. To management’s knowledge, Mr. Shannon, Mr. Webster, Mr. Voicu, Mr. Oshust, Mr. Fier, Mr. Velador, Mr. Rowe and Mr. Merino, do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates). Mr. Merino is a Geologist of the Company, Ms. Vazquez Jaimes is the Geological Database Manager of the Company, Mr. Kulla is the Vice President of Exploration of the Company, Mr. Mendoza Reyes is the Vice President of Technical Services of the Company and Mr. Spurgeon is the Senior Resource Geologist of the Company. Each of Ms. Vazquez Jaimes, Mr. Kulla, Mr. Mendoza Reyes and Mr. Spurgeon hold stock options, restricted share units and/or performance share units of the Company which represent less than 1% of the outstanding shares of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plan, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and the Management’s Discussion and Analysis of the Company for the year ended December 31, 2019, a copy of which may be requested from First Majestic’s head office, or may be viewed on the Company’s website (www.firstmajestic.com) or on SEDAR (www.sedar.com).

APPENDIX “A”

TO THE ANNUAL INFORMATION FORM OF

AUDIT COMMITTEE CHARTER

INTRODUCTION

The purpose of the Audit Committee (the “Committee”) is to assist the board of directors (the “Board”) of the Company in its oversight responsibilities for:

• the quality and integrity of the Company’s financial statements;

• the Company’s compliance with legal and regulatory requirements;

• the qualifications, independence and performance of the Company’s external auditor;

• the Company’s systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Company.

Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures, and practices at all levels. The Committee should also provide for open communication among the Company’s external auditor, financial and senior management, and the Board.

AUTHORITY

The Committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.

In carrying out its duties and responsibilities, the Committee shall also have the authority to meet with and seek any information it requires from employees, officers, directors, or external parties.

The Company will provide appropriate funding, as determined by the Committee, for compensation to the Company’s external auditor, to any advisers that the Committee chooses to engage, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

COMPOSITION

1. The Audit Committee must be composed of a minimum of three members. Every member of the Audit Committee must be a director of the Company.

2. All members of the Committee must, to the satisfaction of the Board, be independent and financially literate in accordance with applicable corporate and securities laws, regulations and stock exchange rules and have such other qualifications as determined by the Board from time to time.

3. No Committee member may serve on the audit committees of more than two other reporting issuers.

RESPONSIBILITIES

To fulfill its responsibilities and duties, the Committee will:

Financial Reporting

4. Meet with management and, where appropriate, the Company’s external auditor to review:

(i) the annual audited financial statements, with the report of the Company’s external auditors, Management’s Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

(ii) interim unaudited financial statements, Management’s Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

(iii) financial information in earnings press releases, including the type and presentation of information, paying particular attention to any pro forma or adjusted non-IFRS information;

(iv) financial information in annual information forms, and annual reports;

(v) prospectuses;

(vi) the report that the United States Securities and Exchange Commission requirements be included in the Company’s annual proxy statement; and

(vii) financial information in other public reports and public filings requiring approval by the Board.

5. Discuss with management financial information and earnings guidance provided to analysts and ratings agencies. Such discussions may be in general terms (i.e., discussion of the types of information to be disclosed and the type of presentations to be made).

External Auditor

6. Recommend for appointment by shareholders, compensate, retain, and oversee the work performed by the Company’s external auditor retained for the purpose of preparing or issuing an audit report or related work.

7. Review the performance and independence of the Company’s external auditor, including obtaining written confirmation from the Company’s external auditor that it is objective and independent within the meaning of applicable securities legislation and the applicable governing body of the institute to which the external auditor belongs, and remove the Company’s external auditor if circumstances warrant.

8. Actively engage in dialogue with the Company’s external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the auditor and take appropriate actions to oversee the independence of the Company’s external auditor.

9. Review and preapprove (which may be pursuant to preapproval policies and procedures) all services (audit and non- audit) to be provided by the Company’s external auditor. The authority to grant preapprovals may be delegated to one or more designated members of the Committee, whose decisions will be presented to the full Committee at its next regularly scheduled meeting.

10. Consider whether the auditor’s provision of permissible non-audit services is compatible with the auditor’s independence.

11. Review with the Company’s external auditor any problems or difficulties and management’s responses thereto.

12. Oversee the resolution of disagreements between management and the Company’s external auditor if any such disagreement arises.

13. Hold timely discussions with the Company’s external auditor regarding the following:

a) All critical accounting policies and practices;

b) All alternative treatments of financial information within IFRS related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Company’s external auditor; and

c) Other material written communications between the Company’s external auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

14. At least annually, obtain and review a report by the Company’s external auditor describing:

a) The Company’s external auditor’s internal quality-control procedures;

b) Any material issues raised by the most recent internal quality-control review or peer review, or by any inquiry or investigation by governmental or professional authorities within the preceding five years with respect to independent audits carried out by the Company’s external auditor, and any steps taken to deal with such issues; and

c) All relationships between the Company’s external auditor and the Company.

This report should be used to evaluate the Company’s external auditor’s qualifications, performance, and independence. Further, the committee will review the experience and qualifications of the lead audit partner each year and consider whether all partner rotation requirements, as promulgated by applicable rules and regulations, have been complied with. The committee will also consider whether there should be rotation of the Company’s external auditor itself. The Committee should present its conclusions to the full board.

15. Set policies, consistent with governing laws and regulations, for hiring former personnel of the Company’s external auditor.

Financial Reporting Processes, Accounting Policies and Internal Control Structure

16. In consultation with the Company’s external auditor, review the integrity of the Company’s financial reporting processes.

17. Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

18. Understand the scope of the Company’s external auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management responses.

19. Receive and review any disclosure from the Company’s Chief Executive Officer and Chief Financial Officer made in connection with the certification of the Company’s quarterly and annual financial statements, regarding:

a) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial data; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

20. Review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles; major issues as to the adequacy of the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

21. Review analyses prepared by management and the Company’s external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements.

22. Review the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company.

23. Review and report to the Board with respect to all related-party transactions, unless a special committee has been established by the Board to consider a particular matter.

24. Establish and oversee procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submissions by Company employees regarding questionable accounting or auditing matters.

Ethical Compliance, Legal Compliance and Risk Management

25. Oversee, review, and periodically update the Company’s Code of Ethical Conduct and the Company’s system to monitor compliance with and enforce this code.

26. Review, with the Company’s counsel, legal compliance and legal matters that could have a significant impact on the Company’s financial statements.

27. Discuss policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company’s major financial risk exposures and the steps management has undertaken to control them.

28. Consider the risk of management’s ability to override the Company’s internal controls.

29. Review with the Company’s external auditors, and if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.

30. Review adequacy of security of information, information systems and recovery plans.

31. Review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board.

Other Responsibilities

32. Report regularly to the Board regarding the execution of the Committee’s duties and responsibilities, activities, any issues encountered and related recommendations.

33. Discuss, with the Company’s external auditor the extent to which changes or improvements in financial or accounting practices have been implemented.

34. Conduct an annual performance assessment relative to the Committee’s purpose, duties, and responsibilities outlined herein.

EFFECTIVE DATE

This Charter was approved and adopted by the Board on March 10, 2014 as amended on November 30, 2017 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Charter shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.